ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, July 27, 2006
Our reference No.13.1.82

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Press Release

Resignation of Mr. Andreas Canellopoulos from the Board of Directors of Alpha Bank - New non-executive Vice Chairman of the Board of Directors Mr. Minas Tanes - New non-executive Member of the Board of Directors Mr. Panayotis Athanassopoulos

After a long tenure on the Board of Directors of Alpha Bank, Mr. Andreas Canellopoulos, Vice-Chairman, announced his decision to resign, during the meeting held today.

The Board of Directors accepted his resignation and thanked Mr. Canellopoulos for the services he rendered to the Bank, during a period in which it grew from Credit Bank to Alpha Bank, after the merger with the Ionian Bank.

The Board of Directors elected as Vice-Chairman its non-executive member Mr. Minas Tanes, Chairman of the Board of Directors of Athenian Brewery S.A. Mr. Panayotis Athanassopoulos, Professor Emeritus of the University of Piraeus, Senior Executive Advisor of Toyota Motor Europe NV/SA, was elected as non-executive member for the rest of the tenure of Mr. Canellopoulos on the Board of Directors.

Athens, July 27, 2006

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

RECEIVED JUL 31 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, July 28, 2006
Our reference No.13.1.87

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

ENCLOSURES:

- Press Release
- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2006 to June 30, 2006 in Greek,
- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2006 to June 30, 2006 in English,
- six (6) copies of Interim Financial Statements as at 30.06.2006 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Financial Statements as at 30.06.2006 in accordance with the International Accounting Standard 34 in English,
- six (6) copies of Consolidated Interim Financial Statements as at 30.06.2006 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Consolidated Interim Financial Statements as at 30.06.2006 in accordance with the International Accounting Standard 34 in English.
- six (6) copies of Alpha Bank Standalone Figures, according to Listing Rule 23.77, in English.

ALPHA BANK

Press Release

Alpha Bank Results H1 2006
ALPHA BANK DELIVERS FURTHER STRONG GROWTH WITH PROFITS UP 37.7%
Net Profit at Euro 305.9 million

«I am pleased to announce another strong set of results. We continue to make good progress towards reaching the targets of our business plan Agenda 2010. Building on our successes in Greece and Southeastern Europe, I am confident that we are well positioned to deliver further growth and value to our shareholders.»

Yannis S. Costopoulos, Chairman

«During the last quarter of the year, the Bank continued to experience strong volume growth with margins remaining robust. Profits rose by 37.7% in the first half of the year, a period of rapid investment abroad, with 33 new Branches added to our network, despite ever intensifying competition in the domestic retail banking market. Achievements thus far from our policy for organic growth confirm our strategy and allow us to look forward to the future with confidence.»

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY

- **Earnings per share at Euro 0.77 from Euro 0.55 last year (+40%)**
- **Net profit attributable to shareholders up by 37.7% to Euro 305.9 million**
- **Net Interest Income up by 19.6% to Euro 697.2 million, maintaining NIM at 3.1%**
- **Fee and commission income rising at satisfactory rate of 18.9% to Euro 194.2 million**
- **Cost to income ratio improved further to 46.0% from 50.0% last year**
- **Return on equity at 27.9% from 21.4% last year**
- **Capital adequacy strong at 12.5% with Tier I at 9.6% and core Tier I at 7.2%**

KEY DEVELOPMENTS

- **Retail banking leads profitability in Greece.**
  With mortgage and consumer credit outstandings at Euro 7.5 billion (+31.3%) and Euro 3 billion (+ 27.7%) respectively, profit before tax from retail rise by 49%.

- **Expansion outside Greece continues at a rapid pace.**
  With 33 new Branches added to the network during H1 2006, business in Southeastern Europe picks up, with loans and deposits posting increases of 30.3% and 40.2% respectively.

- **Cost increases at expected levels, in line with business plan implementation.**
  The 10.4% rise in operating costs, stemming primarily from the expansion of the Branch network and the hiring of new staff reflects vigorous organic expansion in Southeastern Europe. Retail volume growth in Greece continues to add to the pressure in general expenses.

- **Strong capital base supports our expansion.**
  With Tier I and total capital adequacy ratio at 9.6% and 12.5% respectively, the Bank has the capacity to expand rapidly.

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

4389 - 9/2005

SUMMARY PROFIT AND LOSS

(in Euro million)		H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Income		**970.6**	**808.4**	**20.1%**	**489.5**	**481.0**
of which:	Greece	844.5	700.2	20.6%	426.5	418.0
	Southeast Europe	119.5	99.9	19.6%	60.1	59.5
Costs		**446.7**	**404.6**	**10.4%**	**229.7**	**217.0**
of which:	Greece	367.9	336.7	9.3%	189.1	178.8
	Southeast Europe	72.9	62.3	17.1%	37.6	35.3
Net Profit before tax		**393.4**	**279.6**	**40.7%**	**194.2**	**199.1**
of which:	Greece	357.9	248.6	44.0%	177.0	180.9
	Southeast Europe	34.8	28.3	23.0%	17.3	17.6
Net Profit Attributable to Shareholders		**305.9**	**222.1**	**37.7%**	**155.2**	**150.7**
EPS (in Euro)		**0.77**	**0.55**	**40.0%**	**0.39**	**0.38**
Recurring Profits before Tax		**362.9**	**263.5**	**37.7%**	**188.7**	**174.2**
Cost / Income Ratio		**46.0%**	**50.0%**	**...**	**46.9%**	**45.1%**
Return on Equity		**27.9%**	**21.4%**	**...**	**28.5%**	**26.7%**
Capital Adequacy Ratio		**12.5%**	**14.8%**	**...**	**12.5%**	**13.2%**

SUMMARY BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)		30.6.2006	31.3.2006	31.12.2005	30.6.2005	% Δ 30.6.2006/ 30.6.2005
Assets		**46,476**	**45,426**	**44.007**	**40,182**	**15.7%**
Loans and Advances to customers		**31,000**	**29,174**	**28,397**	**25,397**	**22.1%**
of which:	Greece	27,169	25,712	25,088	22,477	20.9%
	Southeast Europe	3,279	3,023	2,865	2,516	30.3%
Deposits and Repos		**22,243**	**21,605**	**21,645**	**20,733**	**7.3%**
of which:	Greece	18,708	18,275	18,617	18,058	3.6%
	Southeast Europe	3,172	2,963	2,657	2,262	40.2%
Alpha Bank Bonds retail		**5,844**	**5,442**	**4.902**	**4,642**	**25.9%**
Private Banking		**4,501**	**4,688**	**4.241**	**3,572**	**26.0%**
Mutual Funds		**4,409**	**4,912**	**5,188**	**4,798**	**-8.1%**
Equity		**2,071**	**2,286**	**2,225**	**2,174**	**-4.8%**

Enquiries:

Alpha Bank
Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366
Michael Massourakis, Senior Manager, Economic Research & IR Tel.: +30 210 326 2828
www.alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane Tel.: +44 (0) 20 7269 7294

Athens, 28 July 2006

FIRST HALF 2006 PERFORMANCE OVERVIEW

Net profit attributable to shareholders reached Euro 305.9 million compared to Euro 222.1 million last year, posting an increase of 37.7%. As a result, Return on Equity (RoE) rose to 27.9%. **On a recurring basis**, *excluding trading income and extraordinary items (Euro 11.5 million generated by the merger with* Delta Singular in H1 2005), **profits before tax** rose as well by 37.7% to Euro 362.9 million, demonstrating continued profit-generating momentum.

Total Income increased by 20.1% or 18.7% on a recurring basis, of which 92% constitutes core banking income, that is net interest income and fee and commission income. **Net interest income** continues to grow vigorously at 19.6%, as a result of rapid growth in retail lending as well as business in Southeastern Europe. **Net Interest Margin (NIM)** was stable at 3.1% in Q2 2006 compared to the previous quarter, on the back of fast growing higher-spread business, which more than offset the impact of rising interest rates and intensified competition on loan spreads. Moreover, **fee and commission income** continued rising rapidly (+18.9%). This is primarily the result of increased volume in the brokerage and asset management business. More specifically, mutual funds' management fees grew by 36.5% compared to last year, while brokerage income and private banking fees accelerated by 96.5% and 75% respectively. Moreover, loan charges continue to increase at a satisfactory rate (+ 23.5%), reflecting the high quality of services we provide in this area.

Income from financial operations reached Euro 30.5 million, compared with Euro 4.6 million in H1 2005, largely deriving from customer foreign exchange transactions. Finally, **other income** reached Euro 48.7 million in H1 2006, recording an increase of 5.6% compared to H1 2005 excluding the revenue impact from the merger with Delta Singular recorded in the second quarter of 2005.

Operating expenses reached Euro 446.7 million, posting an increase of 10.4%, remaining largely unchanged with respect to Q1 2006 (+9.8%). The dynamic organic growth in Southeastern Europe combined with the increased retail banking advertising costs in Greece continue to exert pressure on costs, despite ongoing cost-saving operational re-engineering, which enhances technological and organisational infrastructure while improving sales efficiency. Therefore, cost growth in Greece stood at 9.3%, while in Southeastern Europe, as expected, climbed to 17.1%. Staff costs recorded an increase of 7.3% year on year, affected primarily by the recruiting of 460 employees for Southeastern Europe (+15% since June 2005). Moreover in Greece, a bonus of 3.5% as well as wage adjustments were awarded to employees, following agreement with the union at the company level. General expenses expanded by 17.2% year on year mainly on the back of increased promotional expenses in Greece (+57.9% year on year).

Volume growth in lending and asset gathering have been significant catalysts for the enhancement in profitability. **Loans and advances to customers (gross)** increased by 22.1% and reached Euro 31 billion. Lending to individuals and in Southeast Europe continued to grow rapidly at 30.3% year on year. These two loan categories, which bear the strongest positive impact on profitability, represent 45% of total loans, up from 42% in the respective period of 2005. **Allowances for impairment**, amounted to Euro 1,172 million, while write-offs totaled Euro 34.3 million. In Q2 2006, impairment losses declined to 87 bps of average loan outstandings from 90 bps last quarter. This development is largely attributed to the improvement in loan portfolio quality and in the collection process.

Customer assets reached Euro 38.1 billion, an increase of 8.9%. More specifically, customer funds with higher spread potential (comprising sight, savings and deposits in Southeastern Europe) grew by 7.6%. These funds constitute about 50% of total customer funds, confirming the remunerative structure of our deposit base. Also, significant advancement was recorded in Private Banking where funds increased by 26% to Euro 4.5 billion and Alpha Bank bond retail sales, which rose by 25.9% to Euro 5.8 billion. Finally, deposits from Southeastern Europe reached Euro 3.2 billion, posting an impressive increase of 40.2%.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Profits before tax from retail banking reached Euro 186.0 million, or 48.8% year on year, bringing the contribution to total profits to 47%. Ongoing product innovation coupled with improvements in sales infrastructure were the main drivers for maintaining rapid growth in retail banking. Mortgage balances increased by 31.3% reaching Euro 7.5 billion, further reaffirming our market position as the second largest mortgage provider. Likewise, consumer credit expanded by 27.7%, despite weakening demand in 2006. In particular, personal loans, which carry higher returns, showed the fastest growth of 44.3%. Moreover, small business credit (extended to businesses with up to Euro 1 million of credit limits), currently standing at Euro 3.4 billion, benefits steadily from a new centralised unit set up to cater to small business loans as well as the repositioning and diversity of our product offering, building up favourable growth momentum. Already, sales of new products to very small businesses (turnover up to Euro 1 million) have shown a significant increase of 50% since the beginning of the year, standing at Euro 818 million. Impairment losses for the business unit amounted to Euro 77.3 million, reflecting the continuous improvement in our risk management monitoring

process and systems. In view of this, we have raised loss given default rates from 90% to 100% for consumer credit outstandings overdue for more than one year.

Retail Banking (in Euro million)	H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Total Income	505.7	412.1	22.7%	262.8	242.9
Total Expenses	242.4	222.2	9.1%	127.7	114.7
Impairment Losses	77.3	64.9	19.1%	43.7	33.6
Profit before tax	186.0	125.0	48.8%	91.4	94.6
Return on Regulatory Capital	43.9%	35.4%	...	41.7%	46.4%
Risk Weighted Assets	10,581	8,827	19.9%	10,965	10,197
Cost / Income Ratio	47.9%	53.9%	...	48.6%	47.2%
Customer Financing (end-period)	13,961	11,230	24.3%	13,961	13,308

OPERATIONS IN SOUTHEASTERN EUROPE

Pre-tax profit from the region rose satisfactorily to Euro 34.8 million compared to Euro 28.3 million in H1 2005, representing 9% of total profits. During the second quarter, geographical representation in Southeastern Europe was improved by the addition of 25 new Branches, 11 of which in Bulgaria, 12 in Romania and 1 in each of Albania and FYROM. At end- June 2006, our Branch network in the region totalled 209 Branches, compared to 176 Branches at end-2005. Our expansion strategy is facilitated by the introduction of innovative loan, deposit and investment products customised to the particular market conditions, as well as the development of ATM and POS networks and the improvement of Branch infrastructure. As a consequence, customer financing in Southeastern Europe accelerated to 30.3% year on year, from 27.9% at end-March 2006, with impairment losses lagging behind loan growth. Our focus on retail lending business, which has the largest penetration potential, has resulted in rapid growth (+ 45.5% year on year). Similarly, deposits accelerated by 40% year on year, against 39% growth at end March 2006. Spreads overall remained at comfortable levels.

South Eastern Europe Operations (in Euro million)	H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Total Income	119.5	99.9	19.6%	60.1	59.5
Total Expenses	72.9	62.3	17.1%	37.6	35.3
Impairment Losses	11.8	9.2	28.3%	5.2	6.6
Profit before tax	34.8	28.3	23.0%	17.3	17.6
Return on Regulatory Capital	29.0%	26.6%	...	28.3%	29.7%
Risk Weighted Assets	2,997	2,668	12.3%	3,044	2,950
Cost / Income Ratio	61.0%	62.3%	...	62.6%	59.4%
Customer Financing (end-period)	3,279	2,516	30.3%	3,279	3,023

MEDIUM AND LARGE CORPORATES

Net profits from commercial lending, where we continue to be the market leader, grew to Euro 88.2 million from Euro 76.7 million in H1 2005. Loans expanded to Euro 12.8 billion, rising briskly by 17.4% year on year. On going portfolio restructuring and improvements in general credit conditions impacted positively on impairment losses, which fell by 23.5% compared to the first half 2005.

Medium and Large Corporates (in Euro million)	H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Total Income	178.0	177.4	0.3%	88.1	89.9
Total Expenses	49.1	47.4	3.6%	24.3	24.8
Impairment Losses	40.8	53.3	-23.5%	16.2	24.6
Profit before tax	88.2	76.7	14.9%	47.6	40.5
Return on Regulatory Capital	19.5%	17.9%	...	20.9%	18.1%
Risk Weighted Assets	11,297	10,729	5.3%	11,392	11,202
Cost / Income Ratio	27.6%	26.7%	...	27.6%	27.6%
Customer Financing (end-period)	12,810	10,910	17.4%	12,810	12,060

ASSET MANAGEMENT

Total profits rose by 15.5% reaching Euro 32.0 million from Euro 27.7 million last year. The asset management business has been redesigned towards a more customer-oriented structure and enriched with high-value added products for effective risk diversification. The unit performed relatively well in the context of adverse conditions in the international capital markets. More specifically, mutual funds excluding money market funds rose to Euro 4.15 billion, corresponding to a market share 21.8%, slightly higher than the 21.3% market share in 2005. Equally satisfactory was the advancement of private banking assets in H1 2006, rising to Euro 4.5 billion at end-June 2006, an increase of 26% on an annual basis. The insurance business had another profitable quarter, contributing Euro 8.3 million since the beginning of the year (+34% year on year).

Asset Management *(in Euro million)*	H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Total Income	74.6	63.8	16.9%	37.6	37.0
Total Expenses	42.0	39.3	6.9%	20.9	21.1
Profit before tax	32.0	27.7	15.5%	16.1	15.9
Return on Regulatory Capital	53.7%	45.6%	...	54.4%	53.0%
Risk Weighted Assets	566	595	-4.9%	555	577
Cost / Income Ratio	56.3%	61.6%	...	55.6%	57.0%
Customer Funds (end-period)	9,860	9,388	5.0%	9,860	9,861

INVESTMENT BANKING AND TREASURY

Total profits from investment banking and treasury operations grew 2.5 times compared to H1 2005 at Euro 40.0 million, largely due to buoyant stock brokerage business since the beginning of the year, which continued unabated in Q2 2006 as the market weakened. Investment banking continued its weak performance throughout the first half reflecting limited privatisation activity. In contrast, treasury operations recorded another good quarter despite conservative position taking, delivering a profit of Euro 35.6 million.

Investment Banking and Treasury *(in Euro million)*	H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Total Income	59.9	27.3	119.7%	26.2	33.7
Total Expenses	19.9	15.9	25.0%	10.0	9.9
Profit before tax	40.0	11.4	252.4%	16.2	23.8
Return on Regulatory Capital	28.5%	13.7%	...	21.7%	36.3%
Risk Weighted Assets	3,506	2,075	69.0%	3,732	3,280
Cost / Income Ratio	33.2%	58.4%	...	38.2%	29.4%

ASSETS-LIABILITIES AND OFF-BALANCE SHEET ITEMS							
in Euro million	30/6/2006	31/3/2006	31/12/2005	30/9/2005	30/6/2005	31/3/2005	% 30.6.2006 / 30.6.2005
Assets	46.476	45.426	44.007	41.396	40.182	34.710	15,7%
Loans and advances to customers	29.844	28.069	27.357	25.922	24.458	23.316	22,0%
Securities	8.413	8.200	7.868	5.664	2.912	2.909	188,9%
Deposits & Repos	22.243	21.605	21.645	21.244	20.733	20.062	7,3%
Alpha Bank Bonds (Retail)	5.844	5.442	4.902	4.757	4.642	4.619	25,9%
Private Banking	4.501	4.688	4.241	3.955	3.572	3.413	26,0%
Mutual Funds	4.409	4.912	5.188	4.957	4.798	4.678	-8,1%
Alpha Bank Bonds (Senior)	4.177	4.248	3.275	3.109	2.690	1.984	...
Subordinated Debt	1.001	1.030	1.016	1.078	1.080	1.067	...
Shareholders Equity	2.071	2.286	2.225	2.223	2.174	2.078	...
Hybrid Capital	841	870	845	844	838	819	...

RESULTS					
in Euro million	H1 2006	H1 2005	% change	Q2 2006	Q1 2006
Total Income	**970,6**	**808,4**	***20,1%***	**489,5**	**481,0**
Net interest income	697,2	582,8	*19,6%*	354,6	342,6
Fee and commission income	194,2	163,4	*18,9%*	99,6	94,6
Income from financial operations	30,5	4,6	...	5,5	25,0
Other income	48,7	57,6	*-15,5%*	29,9	18,8
Total Expenses	**446,7**	**404,6**	***10,4%***	**229,7**	**217,0**
Staff costs	241,7	225,3	*7,3%*	122,2	119,5
General expenses	173,4	147,9	*17,2%*	92,0	81,4
Depreciation and amortization expenses	31,6	31,4	*0,7%*	15,5	16,1
Impairment Losses	**130,5**	**124,2**	***5,1%***	**65,6**	**64,9**
Net Profit before tax	**393,4**	**279,6**	***40,7%***	**194,2**	**199,1**
Taxes	**86,4**	**55,6**	***55,4%***	**38,4**	**48,0**
Net Profit after tax	**307,0**	**224,0**	***37,0%***	**155,9**	**151,1**
Net Profit Attributable to Shareholders	**305,9**	**222,1**	***37,7%***	**155,2**	**150,7**
Earnings per Share (in Euro)	***0,77***	***0,55***	***40,0%***	***0,39***	***0,38***
Recurring Profits (*)	**362,9**	**263,5**	***37,7%***	**188,7**	**174,2**

RATIOS					
	H1 2006	H1 2005		Q2 2006	Q1 2006
Net Interest Income / Average Assets - MARGIN	3,1%	3,2%		3,1%	3,1%
Cost to Income Ratio	46,0%	50,0%		46,9%	45,1%
Return on Equity after tax and minorities -ROE	27,9%	21,4%		28,5%	26,7%
Capital Adequacy Ratio (Total)	12,5%	14,8%		12,5%	13,2%
Capital Adequacy Ratio (Tier I)	9,6%	11,4%		9,6%	10,2%

(*) Net Profit before tax excluding income from financial operations and impact from Delta Singular merger (€ 11.5 m in other income Q2 2005)

in Euro million	H1 2006	H1 2005	% change
Fee and Commission Income	**194,2**	**163,4**	***18,9%***
Loan Charges	28,9	23,4	*23,5%*
Letters of Guarantee	18,1	17,0	*6,8%*
Imports-Exports	10,3	9,5	*8,0%*
Credit Cards	20,4	19,6	*4,4%*
Asset Management	36,0	26,4	*36,5%*
Brokerage Fees	23,1	11,7	*96,5%*
Investment Banking	2,7	5,9	*-53,5%*
Foreign Exchange Transactions	6,1	4,9	*24,0%*
Bank Charges	41,9	39,5	*6,0%*
Other	6,6	5,4	*21,7%*

in Euro million	H1 2006	H1 2005	% change
Income from Financial Operations	**30,5**	**4,6**	***566,7%***
Foreign Exchange	18,4	7,6	*142,5%*
Bonds & Derivatives	12,1	-3,0	*-499,8%*

in Euro million	H1 2006	H1 2005	% change
Other Income (excl. Delta Singular merger)	**48,7**	**46,1**	***5,6%***
of which:			
Insurance	16,5	15,4	*7,2%*
Hotels	21,5	19,4	*10,9%*

in Euro million	H1 2006	H1 2005	% change
Staff Costs	**241,7**	**225,3**	***7,3%***
Wages and Salaries	201,4	191,2	*5,4%*
Payments to Pension Funds	26,4	25,5	*3,6%*
Bonus Payments	13,9	8,6	*61,1%*

in Euro million	H1 2006	H1 2005	% change
General Expenses	**173,4**	**147,9**	***17,2%***
Outsourcing Operations	17,9	14,9	*20,0%*
Marketing and Advertising	22,6	14,3	*57,9%*
Other Expenses	132,9	118,7	*12,0%*

in Euro million	H1 2006	H1 2005	% change
Total Expenses per Region			
Greece	367,9	336,7	*9,3%*
SE Europe	72,9	62,3	*17,1%*

in Euro million	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Fee and Commission Income	**99,6**	**94,6**	**96,0**	**94,9**	**84,1**	**79,2**
Loan Charges	16,7	12,2	17,0	11,8	12,1	11,4
Letters of Guarantee	8,8	9,4	9,2	9,3	8,5	8,5
Imports-Exports	5,2	5,1	5,4	5,0	4,8	4,7
Credit Cards	11,7	8,7	8,8	11,4	11,2	8,3
Asset Management	17,5	18,5	18,9	15,8	13,6	12,8
Brokerage Fees	10,9	12,1	6,8	7,6	5,5	6,3
Investment Banking	0,5	2,3	2,1	4,9	3,2	2,7
Foreign Exchange Transactions	3,3	2,9	3,0	3,1	2,7	2,2
Bank Charges	21,5	20,4	21,3	22,1	21,2	18,3
Other	3,5	3,2	3,4	3,8	1,4	4,0

in Euro million	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Income from Financial Operations	**5,5**	**25,0**	**12,0**	**13,6**	**-10,3**	**14,9**
Foreign Exchange	5,8	12,6	8,0	9,8	4,0	3,6
Bonds & Derivatives	-0,3	12,4	4,0	3,8	-14,3	11,3

in Euro million	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Other Income	**29,9**	**18,8**	**32,4**	**23,1**	**37,9**	**19,7**
of which:						
Insurance	9,8	6,7	6,9	5,3	6,3	9,1
Hotels	12,6	8,9	10,2	12,2	11,6	7,8
Impact from Delta Singular merger	...	...	...	...	11,5	...
General provisions reversal	...	...	5,5	...	...	...

in Euro million	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Staff Costs	**122,2**	**119,5**	**108,8**	**112,1**	**113,2**	**112,1**
Wages and Salaries	101,7	99,7	90,3	94,8	97,3	93,9
Payments to Pension Funds	13,2	13,2	14,5	12,9	12,6	12,9
Bonus Payments	7,3	6,6	3,9	4,4	3,4	5,2

in Euro million	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
General Expenses	**92,0**	**81,4**	**87,4**	**79,5**	**77,8**	**70,1**
Outsourcing Operations	9,2	8,7	9,1	8,1	7,7	7,3
Marketing and Advertising	13,1	9,5	9,8	10,4	9,2	5,1
Other Expenses	69,7	63,2	68,5	60,9	61,0	57,7

in Euro million	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total Expenses per Region						
Greece	189,1	178,8	166,4	174,1	169,4	167,2
SE Europe	37,6	35,3	42,0	30,6	34,7	27,6

BUSINESS VOLUMES

in Euro million	June 2006	June 2005	% change	Dec 2005
Loans and Advances to Customers (gross)	**31.000**	**25.397**	***22,1%***	**28.397**
of which:				
Domestic	*27.169*	*22.477*	*20,9%*	*25.088*
Southeastern Europe	*3.279*	*2.516*	*30,3%*	*2.865*
minus: Allowances for Impairment	1.157	939	*23,1%*	1.040
Loans and Advances to Customers (consolidated base)	**29.844**	**24.458**	***22,0%***	**27.357**
Loans (Greece - MIS data)	**26.771**	**22.140**	***20,9%***	**24.646**
Mortgages	7.534	5.737	*31,3%*	6.776
Consumer Loans	1.969	1.418	*38,9%*	1.749
Credit Cards	1.018	922	*10,4%*	992
Small Business Loans (*)	3.440	3.153	*9,1%*	3.182
Medium and Large Business Loans	12.810	10.910	*17,4%*	11.947

(*) Small business loans are defined as loans extended with up to Euro 1 million of credit limits.

in Euro million	June 2006	June 2005	% change	Dec 2005
Due to Customers (consolidated base)	**22.243**	**20.733**	***7,3%***	**21.645**
of which:				
Deposits	20.835	18.932	*10,0%*	20.019
Domestic	17.662	16.670	*6,0%*	17.362
Sight	*5.094*	*4.971*	*2,5%*	*5.029*
Saving	*9.458*	*9.232*	*2,4%*	*9.621*
Time	*3.111*	*2.467*	*26,1%*	*2.712*
Southeastern Europe	3.172	2.262	*40,2%*	2.657
Repos and Synthetic Swaps	843	1.150	*-26,7%*	1.071
Customer Assets (MIS data)	**38.106**	**34.992**	***8,9%***	**37.330**
Deposits & Repos (**)	21.883	20.369	*7,4%*	21.361
Bond Sales	7.054	6.046	*16,7%*	6.326
of which: Alpha Bank bonds	*5.844*	*4.642*	*25,9%*	*4.902*
Mutual Funds	4.409	4.798	*-8,1%*	5.188
Portfolio Management	4.760	3.779	*26,0%*	4.455
Private Banking	*4.501*	*3.572*	*26,0%*	*4.241*
Institutional Investors	*259*	*207*	*25,1%*	*214*

(**) Without customer funds allocated to other entities to avoid double counting

SPREADS

(Greece - MIS data)	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Customer Assets						
Non Money-Market Deposits	1,70%	1,58%	1,45%	1,35%	1,32%	1,31%
Private Banking	0,61%	0,70%	0,78%	0,68%	0,60%	0,79%
Mutual Funds	1,05%	1,03%	0,97%	0,97%	0,95%	0,87%
Loans						
Mortgage Credit	2,33%	2,35%	2,36%	2,51%	2,59%	2,59%
Consumer Credit	8,29%	8,26%	8,30%	8,27%	8,34%	8,16%
Credit Cards	*9,10%*	*9,07%*	*9,25%*	*9,30%*	*9,24%*	*8,68%*
Consumer Loans	*7,79%*	*7,82%*	*7,77%*	*7,64%*	*7,75%*	*7,81%*
Small Business Loans	5,76%	5,78%	5,34%	5,36%	5,79%	5,73%
Medium and Large Business Loans	1,84%	1,87%	1,91%	1,86%	1,91%	1,94%
Southeast Europe						
Deposits	1,63%	1,45%	1,36%	1,43%	1,49%	1,53%
Loans	4,08%	4,05%	4,27%	4,17%	4,08%	3,99%

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2006	JUNE 30, 2005
TURNOVER *	1,324,005	936,707
PROFIT OR LOSS BEFORE TAXATION	318,025	229,329
PROFIT OR LOSS AFTER TAXATION	250,048	195,180
INTERIM DIVIDEND PAID OR PROPOSED		

* In accordance with IFRS

S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

ALPHA BANK A.E.
FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP
FOR THE PERIOD FROM JANUARY 1, 2006 TO JUNE 30, 2006
(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report if required.

Certified Auditor Accountants: Marios T. Kyriacou (A.M. SOEL 11121)
Nick E. Vouniseas (A.M. SOEL 18701)
Audit Company: KPMG Kyriacou Certified Auditors A.E.
Type of Auditors' report: Unqualified opinion

BALANCE SHEET

	Consolidated		Alpha Bank	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
ASSETS				
Cash and balances with Central Banks	2.890.154	2.202.382	1.761.535	1.621.172
Due from banks	3.307.436	4.775.229	4.558.577	5.673.393
Securities held for trading	152.523	122.638	180.466	153.587
Derivative financial assets	226.866	138.997	234.397	139.114
Loans and advances to customers	29.843.808	27.356.543	26.341.261	24.201.139
Investment securities				
- Available for sale	8.260.406	7.745.062	8.938.463	7.561.491
Investments in subsidiaries	-	-	1.497.857	1.471.394
Investments in associates	10.581	11.389	10.643	10.585
Investment property	28.491	29.550	43.047	43.245
Property, plant and equipment	941.245	937.973	524.382	529.511
Goodwill and other intangible assets	107.189	107.436	34.800	33.016
Deferred tax assets	254.986	202.519	232.087	177.936
Other assets	361.102	285.258	211.571	143.414
	46.384.787	43.914.976	44.569.086	41.758.997
Non-current assets held for sale	90.888	92.070	90.745	90.249
TOTAL ASSETS	46.475.675	44.007.046	44.659.831	41.849.246
LIABILITIES				
Due to banks	7.940.081	8.128.599	8.435.639	8.600.366
Derivative financial liabilities	230.618	140.236	231.424	140.632
Due to customers	22.242.729	21.644.804	19.505.227	19.301.646
Debt securities in issue and other borrowed funds	11.022.112	9.192.626	13.221.348	10.665.761
Liabilities for current income tax and other taxes	96.633	128.202	60.533	87.699
Deferred tax liabilities	86.542	23.857	84.561	19.517
Employee defined benefit obligations	564.124	561.748	513.340	513.797
Other liabilities	994.190	743.372	809.315	566.763
Provisions	340.758	317.871	17.094	1.628
	43.517.787	40.881.315	42.878.481	39.897.809
Liabilities related to non-current assets held for sale	-	3.047	-	-
Total Liabilities (a)	43.517.787	40.884.362	42.878.481	39.897.809
EQUITY				
Share Capital	1.589.972	1.456.018	1.589.972	1.456.018
Share premium	125.685	125.685	125.685	125.685
Reserves	276.954	324.297	164.903	220.423
Retained earnings	356.068	506.985	178.401	337.439
Treasury shares	(277.800)	(188.316)	(277.611)	(188.128)
Equity attributable to equity holders of the Bank	2.070.879	2.224.669	1.781.350	1.951.437
Minority Interest	46.299	53.069	-	-

INCOME STATEMENT FOR THE PERIOD

	Consolidated				Alpha Bank			
	From 1 January to		From 1 April to		From 1 January to		From 1 April to	
	30.06.2006	30.06.2005	30.06.2006	30.06.2005	30.06.2006	30.06.2005	30.06.2006	30.06.2005
Interest and similar income	1.231.513	862.421	637.354	446.773	1.109.648	744.626	580.259	385.779
Interest expense and similar charges	(534.282)	(279.594)	(282.765)	(144.315)	(547.322)	(276.920)	(294.521)	(146.663)
Net interest income	697.231	582.827	354.589	302.458	562.326	467.706	285.738	239.116
Fee and commission income	205.722	174.227	105.661	90.059	144.446	124.813	74.955	64.965
Commission expense	(11.542)	(10.853)	(6.108)	(5.929)	(8.896)	(9.646)	(4.796)	(5.170)
Net fee and commission income	194.180	163.374	99.553	84.130	135.550	115.167	70.159	59.795
Dividend income	2.671	2.516	2.485	2.385	37.685	59.609	26.901	5.042
Gains less losses on financial transactions	30.473	4.571	5.509	(10.296)	25.643	(8.251)	7.541	(16.692)
Other income	46.148	56.252	27.287	35.396	6.583	15.910	4.017	12.437
	79.292	63.339	35.281	27.485	69.911	67.268	38.459	787
Total Income	970.703	809.540	489.423	414.073	767.787	650.141	394.356	299.698
Staff costs	(241.695)	(225.286)	(122.161)	(113.223)	(182.020)	(173.498)	(90.846)	(86.015)
General administrative expenses	(172.487)	(146.662)	(91.316)	(76.841)	(131.640)	(112.603)	(73.430)	(58.850)
Depreciation and amortisation expenses	(31.611)	(31.393)	(15.544)	(15.986)	(19.687)	(18.906)	(9.693)	(9.424)
Other expenses	(907)	(1.238)	(689)	(948)	(761)	(70)	(344)	(61)
Total expenses	(446.700)	(404.579)	(229.710)	(206.998)	(334.108)	(305.077)	(174.313)	(154.350)
Impairment losses and provisions to cover credit risk	(130.510)	(124.216)	(65.610)	(58.885)	(115.654)	(115.735)	(58.322)	(59.020)
Share of profit (loss) of associates	(137)	(1.149)	115	100	-	-	-	-
Profit before tax	393.356	279.596	194.218	148.290	318.025	229.329	161.721	86.328
Income tax	(86.362)	(55.589)	(38.367)	(25.867)	(67.977)	(34.149)	(30.222)	(14.166)
Profit after tax	306.994	224.007	155.851	122.423	250.048	195.180	131.499	72.162
Attributable to equity holders of the Bank	305.865	222.104	155.199	121.407	-	-	-	-
Attributable to minority interests	1.129	1.903	652	1.016	-	-	-	-
Basic earnings per share (€)	0,77	0,55	0,39	0,30	0,63	0,49	0,33	0,18
Diluted earnings per share (€)	0,77	0,55	0,39	0,30	0,63	0,48	0,33	0,18

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD

	Consolidated		Alpha Bank	
	30.06.2006	30.06.2005	30.06.2006	30.06.2005

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ALPHA BANK A.E.
ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2006 μέχρι 30η Ιουνίου 2006

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 17/336/21.4.2005 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

Ορκωτοί ελεγκτές λογιστές: Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121)
Νικόλαος Ε. Βουνισέας (Α.Μ. ΣΟΕΛ 18701)
Ελεγκτική εταιρία: KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.
Τύπος εκθέσεως επισκοπήσεως: Με σύμφωνη γνώμη

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.890.154	2.202.382	1.761.535	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.307.436	4.775.229	4.558.577	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών	152.523	122.638	180.466	153.587
Παράγωγα χρηματοοικονομικά μέσα	226.866	138.997	234.397	139.114
Δάνεια και απαιτήσεις κατά πελατών	29.843.808	27.356.543	26.341.261	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου				
- Διαθέσιμα προς πώληση	8.260.406	7.745.062	8.938.463	7.561.491
Επενδύσεις σε θυγατρικές εταιρίες	-	-	1.497.857	1.471.394
Επενδύσεις σε συγγενείς εταιρίες	10.581	11.389	10.643	10.585
Επενδύσεις σε ακίνητα	28.491	29.550	43.047	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	941.245	937.973	524.382	529.511
Υπεραξία και λοιπά άυλα πάγια	107.189	107.436	34.800	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	254.986	202.519	232.087	177.936
Λοιπά στοιχεία ενεργητικού	361.102	285.258	211.571	143.414
	46.384.787	43.914.976	44.569.086	41.758.997
Στοιχεία ενεργητικού προς πώληση	90.888	92.070	90.745	90.249
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	46.475.675	44.007.046	44.659.831	41.849.246
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	7.940.081	8.128.599	8.435.639	8.600.366
Παράγωγα χρηματοοικονομικά μέσα	230.618	140.236	231.424	140.632
Υποχρεώσεις προς πελάτες	22.242.729	21.644.804	19.505.227	19.301.646
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	11.022.112	9.192.626	13.221.348	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	96.633	128.202	60.533	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	86.542	23.857	84.561	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	564.124	561.748	513.340	513.797
Λοιπές υποχρεώσεις	994.190	743.372	809.315	566.763
Προβλέψεις	340.758	317.871	17.094	1.628
	43.517.787	40.881.315	42.878.481	39.897.809
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση	-	3.047	-	-
Σύνολο Υποχρεώσεων (α)	43.517.787	40.884.362	42.878.481	39.897.809
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.589.972	1.456.018	1.589.972	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	125.685	125.685	125.685	125.685
Αποθεματικά	276.954	324.297	164.903	220.423
Αποτελέσματα εις νέον	356.068	506.985	178.401	337.439
Ίδιες μετοχές	(277.800)	(188.316)	(277.611)	(188.128)
Καθαρή θέση μετόχων της Τραπέζης	2.070.879	2.224.669	1.781.350	1.951.437
Δικαιώματα τρίτων	46.299	53.069	-	-
Υβριδικά κεφάλαια	840.710	844.946	-	-
Σύνολο Καθαρής Θέσεως (β)	2.957.888	3.122.684	1.781.350	1.951.437

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ	Ενοποιημένα Στοιχεία				Στοιχεία Τραπέζης			
	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως		Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.06.2006	30.06.2005	30.06.2006	30.06.2005	30.06.2006	30.06.2005	30.06.2006	30.06.2005
Τόκοι και εξομοιούμενα έσοδα	1.231.513	862.421	637.354	446.773	1.109.648	744.626	580.259	385.779
Τόκοι και εξομοιούμενα έξοδα	(534.282)	(279.594)	(282.765)	(144.315)	(547.322)	(276.920)	(294.521)	(146.663)
Καθαρό έσοδο από τόκους	697.231	582.827	354.589	302.458	562.326	467.706	285.738	239.116
Έσοδα από αμοιβές και προμήθειες	205.722	174.227	105.661	90.059	144.446	124.813	74.955	64.965
Προμήθειες έξοδα	(11.542)	(10.853)	(6.108)	(5.929)	(8.896)	(9.646)	(4.796)	(5.170)
Καθαρό έσοδο από αμοιβές και προμήθειες	194.180	163.374	99.553	84.130	135.550	115.167	70.159	59.795
Έσοδα από μερίσματα	2.671	2.516	2.485	2.385	37.685	59.609	26.901	5.042
Αποτελέσματα χρηματοοικονομικών πράξεων	30.473	4.571	5.509	(10.296)	25.643	(8.251)	7.541	(16.692)
Λοιπά έσοδα	46.148	56.252	27.287	35.396	6.583	15.910	4.017	12.437
	79.292	63.339	35.281	27.485	69.911	67.268	38.459	787
Σύνολο εσόδων	970.703	809.540	489.423	414.073	767.787	650.141	394.356	299.698
Αμοιβές και έξοδα προσωπικού	(241.695)	(225.286)	(122.161)	(113.223)	(182.020)	(173.498)	(90.846)	(86.015)
Γενικά διοικητικά έξοδα	(172.487)	(146.662)	(91.316)	(76.841)	(131.640)	(112.603)	(73.430)	(58.850)
Αποσβέσεις	(31.611)	(31.393)	(15.544)	(15.986)	(19.687)	(18.906)	(9.693)	(9.424)
Λοιπά έξοδα	(907)	(1.238)	(689)	(948)	(761)	(70)	(344)	(61)
Σύνολο εξόδων	(446.700)	(404.579)	(229.710)	(206.998)	(334.108)	(305.077)	(174.313)	(154.350)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(130.510)	(124.216)	(65.610)	(58.885)	(115.654)	(115.735)	(58.322)	(59.020)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(137)	(1.149)	115	100	-	-	-	-
Κέρδη πριν το φόρο	393.356	279.596	194.218	148.290	318.025	229.329	161.721	86.328
Φόρος εισοδήματος	(86.362)	(55.589)	(38.367)	(25.867)	(67.977)	(34.149)	(30.222)	(14.166)
Καθαρά κέρδη μετά το φόρο	306.994	224.007	155.851	122.423	250.048	195.180	131.499	72.162
Κέρδη αναλογούντα στους μετόχους της Τραπέζης	305.865	222.104	155.199	121.407	-	-	-	-
Κέρδη αναλογούντα σε τρίτους	1.129	1.903	652	1.016	-	-	-	-
Βασικά κέρδη ανά μετοχή (σε €)	0,77	0,55	0,39	0,30	0,63	0,49	0,33	0,18
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,77	0,55	0,39	0,30	0,63	0,48	0,33	0,18

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ ΠΕΡΙΟΔΟΥ	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.06.2006	30.06.2005	30.06.2006	30.06.2005
Καθαρή θέση ενάρξεως περιόδου (1.1.2006 και 1.1.2005 αντίστοιχα)	**3.122.684**	**2.347.446**	**1.951.437**	**1.812.017**
Κέρδη περιόδου μετά το φόρο	306.994	224.007	250.048	195.180

Total Equity (b)	2.957.888	3.122.684	1.781.350	1.951.437
TOTAL LIABILITIES AND EQUITY (a) + (b)	46.475.675	44.007.046	44.659.831	41.849.246

CASH FLOW STATEMENT FOR THE PERIOD	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.06.2006	30.06.2005	30.06.2006	30.06.2005
Net cash flows from operating activities (a)	(1.282.415)	4.658.444	248.676	4.588.872
Net cash flows from investing activities (b)	(628.661)	(665.818)	(1.485.210)	(621.120)
Net cash flows from financing activities (c)	(397.083)	525.731	(383.341)	516.640
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	(2.308.159)	4.518.357	(1.619.875)	4.484.392
Effect of exchange rate fluctuations on cash and cash equivalents	5.900	11.823	385	601
Total cash flow for the period	(2.302.259)	4.530.180	(1.619.490)	4.484.993
Cash and cash equivalents at beginning of the period	5.665.814	5.568.384	5.083.955	5.392.022
Cash and cash equivalents at end of the period	3.363.555	10.098.564	3.464.465	9.877.015

Profit for the period after tax	306.994	224.007	250.048	195.180
	3.429.678	2.571.453	2.201.485	2.007.197
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.	-	149.134	-	149.134
Change of participating interests in subsidiaries and new acquisitions	(6.916)	(3.770)	-	-
Dividends distributed	(238.945)	(175.140)	(237.556)	(174.064)
Net income recognised directly in equity	(93.748)	12.456	(95.882)	(3.021)
(Purchases) / disposals of treasury shares and hybrid securities	(93.041)	(58.442)	(89.483)	(11.337)
Proceeds from the issue of hybrid securities	-	588.000	-	-
Dividends paid to hybrid securities holders	(41.722)	(7.265)	-	-
Other	2.582	1.104	2.786	1.105
Equity at end of the period (30.6.2006 and 30.6.2005 respectively)	2.957.888	3.077.530	1.781.350	1.969.014

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation directly or indirectly in them as at 30.06.2006 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %	No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100,00	20	ABL Independent Financial Advisers Lt	United Kingdom	100,00
2	Alpha Bank Ltd	Cyprus	100,00	21	Alpha Insurance A.E.	Greece	99,57
3	Alpha Bank Romania S.A.	Romania	99,91	22	Alpha Insurance Agents A.E.	Greece	100,00
4	Alpha Bank AD Skopje	Fyrom	100,00	23	Alpha Insurance LTD Cyprus	Cyprus	100,00
5	Alpha Bank Jersey Ltd	Jersey	100,00	24	Alpha Insurance Brokers S.R.L	Romania	100,00
6	Alpha Bank AD Beograd	Serbia	99,99	25	Alpha Astika Akinita A.E.	Greece	65,16
7	Alpha Leasing A.E.	Greece	99,64	26	Alpha Group Jersey Ltd	Jersey	100,00
8	Alpha Leasing Romania S.A.	Romania	100,00	27	Ionian Hotel Enterprises A.E.	Greece	92,53
9	ABC Factors A.E.	Greece	100,00	28	Ionian Holdings A.E.	Greece	100,00
10	Alpha Asset Finance Ltd	Cyprus	100,00	29	Oceanos A.T.O.E.E.	Greece	100,00
11	Alpha Asset Finance C.I. Ltd	Jersey	100,00	30	Alpha Credit Group Plc	United Kingdom	100,00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100,00	31	Alpha Bank London Nominees Ltd	United Kingdom	100,00
13	Alpha Finance US Corporation	U.S.A.	100,00	32	Alpha Trustees Ltd	Cyprus	99,99
14	Alpha Finance Romania S.A.	Romania	100,00	33	Alpha Advisory Romania SRL	Romania	100,00
15	Alpha Ventures A.E.	Greece	100,00	34	Messana Holdings S.A.	Luxemburg	100,00
16	Alpha AEF European Capital Investments	Holland	100,00	35	Flagbright Ltd	United Kingdom	100,00
17	Alpha Mutual Fund Management A.E.	Greece	100,00	36	Kafe Mazi A.E.	Greece	100,00
18	Alpha Asset Management A.E.P.E.Y	Greece	100,00	37	Evremethea A.E.	Greece	100,00
19	Alpha Private Investment Services A.E.P.E.Y.	Greece	100,00				

Company No 11 was consolidated for the first time as at 30.09.2005 and company No 24 was consolidated for the first time in the current quarter.

B. Joint Ventures consolidated under the proportionate method :

No	Company name	Registered office	Participation %
1	Cardlink A.E.	Greece	50,00
2	APE Fixed Assets A.E.	Greece	60,10
3	APE Commercial Property A.E.	Greece	60,10

The companies No 2 and 3 have been consolidated for the first time as at 30.09.2005.

C. Associates accounted for under the equity method :

No	Company name	Registered office	Participation %
1	Evisak A.E.	Greece	27,00
2	Icap A.E.	Greece	26,96
3	Galognomon A.E.	Greece	20,00
4	Propindex A.E.	Greece	22,58
5	AEDEP Thessalias & Stereas Ellados	Greece	50,00
6	A.L.C. Novelle Investments Ltd	Cyprus	33,33

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002. Tax audit for the years 2003 up to 2005 is already in process and is expected to be finalized by the end of the current year. The majority of the rest subsidiaries have been audited for all years up to 2000. Tax audit is also in process in Alpha Leasing A.E. for the years 2001 up to 2004 as well as in Alpha Astika Akinita A.E. for the years 2000 up to 2004.
3. On November 21, 2005 Alpha Insurance Brokers A.E. was sold as well as Alpha Insurance Romania S.A. which was sold within the reporting period ended on 31.03.2006, both of them fully consolidated. Regarding the associates accounted for under the equity method, Lesvos Tourist Co A.E. was sold within the reporting period ended on 31.03.2006, and Geosynthesis A.E. was sold in the current quarter.
4. The companies Alpha Finance Ltd and Alpha Equity Fund A.E. are not presented as fully consolidated because of the merger by absorption of the former one by Alpha Bank Ltd on 29.11.2005 and the latter one by Alpha Ventures A.E. on 31.05.2006.
5. On 1.2.2006 the Bank transferred its subsidiary Alpha Private Investment Services A.E.P.E.Y. to another subsidiary Alpha Bank London Ltd.
6. On 31.05.2006 the merger by absorption of Alpha Bank A.E. Belgrade Branch by the subsidiary Jubanka A.D. Beograd was completed and the company was renamed to Alpha Bank A.D. Beograd on 01.06.2006.
7. Micrel A.E., which was accounted for under the equity method, is not accounted for under the same method in the period due to decrease in the participation under 20%,which took place on 29.12.2005.
8. No fixed assets have been pledged.
9. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
10. The related parties transactions of the Group for the period 1.1-30.06.2006 are as follows: a) income € 291 thous. b) expenses € 4,137 thous. The related parties transactions of the Bank for the period 1.1-30.06.2006 are as follows: a) income € 106,103 thous. b) expenses € 219,564 thous. The balances as at 30.06.2006 arising from the above transactions for the Group are as follows: a) receivables € 3,594 thous. b) liabilities € 16,631 thous. c) letters of guarantee and other guarantees € 2,714 thous. The balances as at 30.06.2006 arising from the above transactions for the Bank are as follows a) receivables € 3,618,186 thous. b) liabilities € 14,570,823 thous. c) letters of guarantee and other guarantees € 130,886 thous.
11. The total employees of the Group as at June 30, 2006 were 11,911 (30.06.2005 11,623) and the employees of the Bank as at June 30, 2006 were 7,213 (30.06.2005 7,158).
12. The basic accounting principles and methods, applied by the Group and the Bank in the interim financial statements as at June 30, 2006, are consistent with those stated in the respective financial statements for the year ended 31.12.2005 and are available at the web site of the Bank.

Athens, July 27, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	46.475.675	44.007.046	44.659.831	41.845.246

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΠΕΡΙΟΔΟΥ	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.06.2006	30.06.2005	30.06.2006	30.06.2005
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	(1.282.415)	4.658.444	248.676	4.588.872
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	(628.661)	(665.818)	(1.485.210)	(621.120)
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	(397.083)	525.731	(383.341)	516.640
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α)+(β)+(γ)	(2.308.159)	4.518.357	(1.619.875)	4.484.392
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	5.900	11.823	385	601
Σύνολο εισροών / (εκροών) περιόδου	(2.302.259)	4.530.180	(1.619.490)	4.484.993
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	5.665.814	5.568.384	5.083.955	5.392.022
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	3.363.555	10.098.564	3.464.465	9.877.015

	3.429.678	2.571.453	2.201.485	2.007.197
Αύξηση κεφαλαίου λόγω εξαγοράς ποσοστού 61,24% της ΔΕΛΤΑ-SINGULAR Α.Ε.Π.	-	149.134	-	149.134
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες και απόκτηση νέας θυγατρικής	(6.916)	(3.770)	-	-
Διανεμηθέντα μερίσματα	(238.945)	(175.140)	(237.556)	(174.064)
Αποτέλεσμα που αναγνωρίσθηκε απ'ευθείας στην καθαρή θέση	(93.748)	12.456	(95.882)	(3.021)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(93.041)	(58.442)	(89.483)	(11.337)
Έκδοση υβριδικών τίτλων	-	588.000	-	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(41.722)	(7.265)	-	-
Λοιπά	2.582	1.104	2.786	1.105
Καθαρή θέση λήξεως περιόδου (30.6.2006 και 30.6.2005 αντίστοιχα)	2.957.888	3.077.530	1.781.350	1.969.014

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), καθώς και το ποσοστό με το οποίο η μητρική συμμετέχει σε αυτές, άμεσα ή έμμεσα, κατά την 30.06.2006 είναι :

Α. Θυγατρικές εταιρίες, που ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
2	Alpha Bank Ltd	Κύπρος	100,00
3	Alpha Bank Romania S.A.	Ρουμανία	99,91
4	Alpha Bank AD Skopje	Fyrom	100,00
5	Alpha Bank Jersey Ltd	Jersey	100,00
6	Alpha Bank AD Beograd	Σερβία	99,99
7	Alpha Leasing A.E.	Ελλάδα	99,64
8	Alpha Leasing Romania S.A.	Ρουμανία	100,00
9	ABC Factors A.E.	Ελλάδα	100,00
10	Alpha Asset Finance Ltd	Κύπρος	100,00
11	Alpha Asset Finance C.I. Ltd	Jersey	100,00
12	Alpha Finance A.X.E.Π.E.Y.	Ελλάδα	100,00
13	Alpha Finance US Corporation	Η.Π.Α.	100,00
14	Alpha Finance Romania S.A.	Ρουμανία	100,00
15	Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00
16	Alpha AEF European Capital Investments	Ολλανδία	100,00
17	Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε.	Ελλάδα	100,00
18	Alpha Asset Management A.E.Π.E.Y.	Ελλάδα	100,00
19	Alpha Επενδυτικές Υπηρεσίες A.E.Π.E.Y.	Ελλάδα	100,00
20	ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
21	Alpha Ασφαλιστική Α.Ε.	Ελλάδα	99,57
22	Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00
23	Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00
24	Alpha Insurance Brokers S.R.L	Ρουμανία	100,00
25	Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	65,16
26	Alpha Group Jersey Ltd	Jersey	100,00
27	Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	92,53
28	Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00
29	Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00
30	Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
31	Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
32	Alpha Trustees Ltd	Κύπρος	99,99
33	Alpha Advisory Romania SRL	Ρουμανία	100,00
34	Messana Holdings S.A.	Λουξεμβούργο	100,00
35	Flagbright Ltd	Ηνωμένο Βασίλειο	100,00
36	Καφέ Μαζί Α.Ε.	Ελλάδα	100,00
37	Ευρυμάθεια Α.Ε.	Ελλάδα	100,00

Η εταιρία με α/α 11 ενοποιήθηκε για πρώτη φορά την 30.09.2005, ενώ η εταιρία με α/α 24 ενοποιήθηκε για πρώτη φορά στο τρέχον τρίμηνο.

Β. Κοινοπραξίες, που ενοποιήθηκαν με την αναλογική μέθοδο :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Cardlink A.E.	Ελλάδα	50,00
2	APE Fixed Assets A.E.	Ελλάδα	60,10
3	APE Commercial Property A.E.	Ελλάδα	60,10

Οι εταιρίες με α/α 2 και 3 ενοποιήθηκαν για πρώτη φορά την 30.09.2005.

Γ. Συγγενείς εταιρίες, που αποτιμήθηκαν με τη μέθοδο της καθαρής θέσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Εβισάκ Α.Ε.	Ελλάδα	27,00
2	Icap A.E.	Ελλάδα	26,96
3	Γαιογνώμων Α.Ε.	Ελλάδα	20,00
4	Propindex A.E.	Ελλάδα	22,58
5	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00
6	A.L.C. Novelle Investments Ltd	Κύπρος	33,33

2. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005, ο οποίος αναμένεται να ολοκληρωθεί εντός του τρέχοντος έτους. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως τη χρήση 2000. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος των εταιριών Alpha Leasing A.E. για τις χρήσεις 2001 έως 2004 και Alpha Αστικά Ακίνητα Α.Ε. για τις χρήσεις 2000 έως 2004.
3. Από τις εταιρίες που ενοποιούντο με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, την 21.11.2005 πωλήθηκε η Alpha Μεσιτική Ασφαλίσεων Α.Ε. και εντός του πρώτου τριμήνου 2006 πωλήθηκε η Alpha Insurance Romania S.A..
   Από τις εταιρίες που αποτιμώντο με τη μέθοδο της καθαρής θέσεως, εντός του πρώτου τριμήνου 2006 πωλήθηκε η Τουριστική Εταιρία Λέσβου Α.Ε. και στο τρέχον τρίμηνο πωλήθηκε η Geosynthesis A.E..
4. Οι εταιρίες Alpha Finance Ltd και Alpha A.E. Συμμετοχών και Επενδύσεων δεν εμφανίζονται πλέον ως ενοποιούμενες, λόγω συγχωνεύσεως της πρώτης με την Alpha Bank Ltd την 29.11.2005 και της δεύτερης με την Alpha A.E. Επενδυτικών Συμμετοχών την 31.05.2006.
5. Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση της θυγατρικής της Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ στην επίσης θυγατρική της Alpha Bank London Ltd.
6. Την 31.05.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank A.E. από τη θυγατρική εταιρία Jubanka A.D. Beograd, η οποία την 1.6.2006 μετονομάσθη σε Alpha Bank A.D. Beograd.
7. Η εταιρία Micrel A.E., η οποία αποτιμάτο με τη μέθοδο της καθαρής θέσεως, δεν αποτιμάται πλέον με την ίδια μέθοδο λόγω μειώσεως του ποσοστού συμμετοχής κάτω του 20% κατά την 29.12.2005.
8. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
9. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης.
10. Από τις συναλλαγές του Ομίλου με τα συνδεδεμένα προς αυτόν μέρη, για το χρονικό διάστημα από 1.1.2006 έως 30.06.2006, προέκυψαν τα εξής ποσά : α) έσοδα € 291 χιλ. β) έξοδα € 4.137 χιλ. Τα αντίστοιχα ποσά της Τραπέζης ήταν : α) έσοδα € 106.103 χιλ. β) έξοδα € 219.564 χιλ.
    Τα υπόλοιπα, κατά την 30.06.2006, των απαιτήσεων και υποχρεώσεων του Ομίλου από τις εν λόγω συναλλαγές είχαν ως εξής: α) απαιτήσεις € 3.594 χιλ. β) υποχρεώσεις € 16.631 χιλ. γ) εγγυητικές επιστολές € 2.714 χιλ. Τα αντίστοιχα ποσά της Τραπέζης ήταν :
    α) απαιτήσεις € 3.618.186 χιλ. β) υποχρεώσεις € 14.570.823 χιλ. γ) εγγυητικές επιστολές και λοιπές εγγυήσεις € 130.886 χιλ.
11. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο κατά την 30.06.2006, ήταν 11.911 άτομα (30.06.2005 : άτομα 11.623) και στην Τράπεζα 7.213 άτομα (30.06.2005 : άτομα 7.158)
12. Οι λογιστικές αρχές που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.06.2006 είναι συνεπείς με αυτές που αναφέρονται στις αντίστοιχες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 27 Ιουλίου 2006

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.06.2006

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
27 ΙΟΥΛΙΟΥ 2006

Πίνακας περιεχομένων

KPMG

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Επισκόπησης Ορκωτών Ελεγκτών

Προς τους Μετόχους της
Alpha Bank A.E.

Επισκοπήσαμε τον συνημμένο ενδιάμεσο συνοπτικό Ισολογισμό της Alpha Bank A.E. (η Τράπεζα) της 30 Ιουνίου 2006 και τις ενδιάμεσες συνοπτικές καταστάσεις Αποτελεσμάτων, Μεταβολών Καθαρής Θέσης και Ταμιακών Ροών για την εξάμηνη περίοδο που έληξε την ημερομηνία αυτή, και τις επεξηγηματικές σημειώσεις (ενδιάμεση οικονομική πληροφόρηση). Η ενδιάμεση οικονομική πληροφόρηση είναι ευθύνη της Διοίκησης της Τράπεζας. Η δική μας ευθύνη αφορά την έκδοση έκθεσης επί αυτής της ενδιάμεσης οικονομικής πληροφόρησης με βάση την επισκόπησή μας.

Διενεργήσαμε την επισκόπησή μας σύμφωνα με το Διεθνές Πρότυπο 2400 περί Ελεγκτικού Έργου Επισκόπησης, όπως προβλέπεται από τα Ελληνικά Ελεγκτικά Πρότυπα. Η επισκόπηση περιορίζεται κυρίως σε αναζήτηση πληροφοριών από το προσωπικό της Τράπεζας και σε αναλυτικές διαδικασίες που εφαρμόζονται στα οικονομικά δεδομένα και έτσι παρέχεται λιγότερη διασφάλιση από έναν έλεγχο. Δεν διενεργήσαμε έλεγχο και συνεπώς, δεν εκφράζουμε γνώμη ελέγχου.

Βασιζόμενοι στην επισκόπησή μας, δεν έχει περιέλθει στην αντίληψή μας οτιδήποτε το οποίο μας αναγκάζει να πιστεύουμε ότι η συνημμένη ενδιάμεση οικονομική πληροφόρηση δεν έχει συνταχθεί από κάθε ουσιαστική άποψη, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34).

Αθήνα, 27 Ιουλίου 2006
KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου, Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Νικόλαος Βουνισέας, Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 18701

Ενδιάμεση κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2006	Από 1 Ιανουαρίου έως 30.6.2005	Από 1 Απριλίου έως 30.6.2006	Από 1 Απριλίου έως 30.6.2005
Τόκοι και εξομοιούμενα έσοδα		1.109.648	744.626	580.259	385.779
Τόκοι και εξομοιούμενα έξοδα		(547.322)	(276.920)	(294.521)	(146.663)
Καθαρό έσοδο από τόκους	2	562.326	467.706	285.738	239.116
Έσοδα από αμοιβές και προμήθειες		144.446	124.813	74.955	64.965
Προμήθειες έξοδα		(8.896)	(9.646)	(4.796)	(5.170)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	135.550	115.167	70.159	59.795
Έσοδα από μερίσματα	4	37.685	59.609	26.901	5.042
Αποτελέσματα χρηματοοικονομικών πράξεων	5	25.643	(8.251)	7.541	(16.692)
Λοιπά έσοδα	6	6.583	15.910	4.017	12.437
		69.911	67.268	38.459	787
Σύνολο εσόδων		**767.787**	**650.141**	**394.356**	**299.698**
Αμοιβές και έξοδα προσωπικού	7	(182.020)	(173.498)	(90.846)	(86.015)
Γενικά διοικητικά έξοδα	8	(131.640)	(112.603)	(73.430)	(58.850)
Αποσβέσεις	15,16,17	(19.687)	(18.906)	(9.693)	(9.424)
Λοιπά έξοδα		(761)	(70)	(344)	(61)
Σύνολο εξόδων		**(334.108)**	**(305.077)**	**(174.313)**	**(154.350)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(115.654)	(115.735)	(58.322)	(59.020)
Κέρδη πριν το φόρο		**318.025**	**229.329**	**161.721**	**86.328**
Φόρος εισοδήματος	10	(67.977)	(34.149)	(30.222)	(14.166)
Καθαρά κέρδη μετά το φόρο		**250.048**	**195.180**	**131.499**	**72.162**
Καθαρά κέρδη ανά μετοχή:	11				
Βασικά κέρδη ανά μετοχή (€)		0,63	0,49	0,33	0,18
Προσαρμοσμένα κέρδη ανά μετοχή (€)		0,63	0,48	0,33	0,18

Οι επισυναπτόμενες σημειώσεις (σελ. 10-34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.6.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	12	1.761.535	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		4.558.577	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών		180.466	153.587
Παράγωγα χρηματοοικονομικά μέσα		234.397	139.114
Δάνεια και απαιτήσεις κατά πελατών	13	26.341.261	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση		8.938.463	7.561.491
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες	14	1.508.500	1.481.979
Επενδύσεις σε ακίνητα	15	43.047	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	16	524.382	529.511
Υπεραξία και λοιπά άυλα πάγια	17	34.800	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	18	232.087	177.936
Λοιπά στοιχεία ενεργητικού		211.571	143.414
		44.569.086	41.758.997
Στοιχεία ενεργητικού προς πώληση	19	90.745	90.249
Σύνολο Ενεργητικού		**44.659.831**	**41.849.246**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		8.435.639	8.600.366
Παράγωγα χρηματοοικονομικά μέσα		231.424	140.632
Υποχρεώσεις προς πελάτες	20	19.505.227	19.301.646
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	21	13.221.348	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		60.533	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	18	84.561	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		513.340	513.797
Λοιπές υποχρεώσεις		809.315	566.763
Προβλέψεις		17.094	1.628
Σύνολο Υποχρεώσεων		**42.878.481**	**39.897.809**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	22	1.589.972	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		125.685	125.685
Αποθεματικά		164.903	220.423
Αποτελέσματα εις νέον	22	178.401	337.439
Ίδιες μετοχές	22	(277.611)	(188.128)
Σύνολο Καθαρής Θέσεως		**1.781.350**	**1.951.437**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**44.659.831**	**41.849.246**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση μεταβολών της καθαρής θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2005	**1.274.272**		**264.835**	**291.548**	**(18.638)**	**1.812.017**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.6.2005						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			(4.442)			(4.442)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			1.018			1.018
Λοιπά				403		403
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	-		(3.424)	403	-	(3.021)
Αποτέλεσμα περιόδου				195.180		195.180
Σύνολο αποτελέσματος	-		(3.424)	195.583	-	192.159
Αγορά ιδίων μετοχών					(11.337)	(11.337)
Διανεμηθέντα μερίσματα				(174.064)		(174.064)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 5	157.735			(157.735)		-
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π. με έκδοση 7.564.106 μετοχών	23.449	125.685				149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	562			(562)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.105			1.105
Υπόλοιπο 30.6.2005	**1.456.018**	**125.685**	**262.516**	**154.770**	**(29.975)**	**1.969.014**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.7.2005	**1.456.018**	**125.685**	**262.516**	**154.770**	**(29.975)**	**1.969.014**
Μεταβολές στην καθαρή θέση περιόδου 1.7-31.12.2005						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			(40.494)			(40.494)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(2.739)			(2.739)
Λοιπά				(21)		(21)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	-	-	(43.233)	(21)	-	(43.254)
Αποτέλεσμα περιόδου				182.690		182.690
Σύνολο αποτελέσματος	-	-	(43.233)	182.669	-	139.436
Αγορά ιδίων μετοχών					(158.153)	(158.153)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.140			1.140
Υπόλοιπο 31.12.2005	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέ-σματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.6.2006						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			(80.064)			(80.064)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(15.818)			(15.818)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	-	-	(95.882)	-	-	(95.882)
Αποτέλεσμα περιόδου				250.048		250.048
Σύνολο αποτελέσματος	-	-	(95.882)	250.048	-	154.166
Αγορά ιδίων μετοχών					(89.483)	(89.483)
Διανεμηθέντα μερίσματα				(237.556)		(237.556)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)		-
Σχηματισμός αποθεματικών			37.780	(37.780)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			2.582			2.582
Λοιπά				204		204
Υπόλοιπο 30.6.2006	**1.589.972**	**125.685**	**164.903**	**178.401**	**(277.611)**	**1.781.350**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση ταμειακών ροών

		(Ποσά σε χιλιάδες ευρώ)	
		Από 1 Ιανουαρίου έως	
	Σημείωση	30.6.2006	30.6.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		318.025	229.329
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	15,16	13.309	13.682
Αποσβέσεις αΰλων παγίων	17	6.378	5.224
Απομειώσεις δανείων και προβλέψεις		117.584	115.791
Λοιπές προσαρμογές		2.583	1.967
Κέρδη (ζημίες) από επενδυτικές δραστηριότητες		(59.902)	(59.239)
Κέρδη (ζημίες) από χρηματοδοτικές δραστηριότητες		26.990	17.342
		424.967	324.096
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(558.891)	459.619
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(122.162)	(253.179)
Δανείων και απαιτήσεων κατά πελατών		(2.300.302)	(1.918.313)
Λοιπών στοιχείων Ενεργητικού		(69.640)	(12.408)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(162.784)	4.490.227
Υποχρεώσεων από παράγωγα		90.792	(73.629)
Υποχρεώσεων προς πελάτες		2.800.958	1.497.922
Λοιπών Υποχρεώσεων		221.787	192.577
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		324.725	4.706.912
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(76.049)	(118.040)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**248.676**	**4.588.872**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες		(8.194)	(171.676)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		7.883	59
Εισπραχθέντα μερίσματα	4	37.685	59.609
Αγορές παγίων	15,16,17	(22.618)	(19.023)
Συγχώνευση του καταστήματος Βελιγραδίου με Alpha Bank AD Beograd		(48.125)	-
Πωλήσεις παγίων		1.525	108
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		(1.453.366)	(490.197)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(1.485.210)**	**(621.120)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αγορές/Πωλήσεις ιδίων μετοχών		(86.283)	(11.337)
Πληρωθέντα μερίσματα		(233.707)	(166.829)
Έκδοση δανείων		-	805.000
Αποπληρωμή δανείων		(63.351)	(110.194)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(383.341)**	**516.640**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		385	601
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(1.619.490)**	**4.484.993**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	12	**5.083.955**	**5.392.022**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	12	**3.464.465**	**9.877.015**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Γενικές πληροφορίες

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19 Απριλίου 2005, λήγει το 2010 και η σύνθεσή του έχει ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Ανδρέας Λ. Κανελλόπουλος

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γιώργος Ε. Αγουρίδης*

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

Μηνάς Γ. Τάνες*

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής

** Μέλος της Επιτροπής Αποδοχών Διοικήσεως

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 30η Ιουνίου 2006 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, ανήρχετο την 30.6.2006 σε 407.685.052 τεμάχια, ως αποτέλεσμα της αυξήσεως του μετοχικού κεφαλαίου και της διανομής δωρεάν 116.481.444 μετοχών με κεφαλαιοποίηση κερδών παρελθουσών χρήσεων, που πραγματοποιήθηκε κατ' εφαρμογή της από 18 Απριλίου 2006 αποφάσεως της Γενικής Συνελεύσεως των μετόχων. Η διαπραγμάτευση των νέων μετοχών ξεκίνησε την 24 Μαΐου 2006.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' εξάμηνο του 2006, σε 1.240.000 τεμάχια, κατά μέσο όρο περίπου, ανά συνεδρίαση.

Η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 27ης Ιουλίου 2006.

Σημειώσεις επί των οικονομικών καταστάσεων

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.6.2006 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34 περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.6.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2006:

1.1 Τροποποίηση ΔΛΠ 19, «Παροχές σε εργαζομένους» (Κανονισμός 1910/8.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, το πρότυπο 19 παρέχει δυνατότητα νέου χειρισμού όσον αφορά την καταχώρηση των αναλογιστικών κερδών και ζημιών ορισμένων προγραμμάτων συνταξιοδοτικών παροχών.

Επιτρέπει την πλήρη καταχώρηση των αναλογιστικών κερδών και ζημιών απευθείας σε λογαριασμό της καθαρής θέσεως. Διευκρινίζει επίσης τον τρόπο με τον οποίο οι οικονομικές μονάδες πρέπει να λαμβάνουν υπόψη ορισμένα προγράμματα παροχών σε εργαζομένους στις οικονομικές τους καταστάσεις και επιβάλλει τη γνωστοποίηση συμπληρωματικών πληροφοριών.

Η Τράπεζα δεν αναθεώρησε τις υφιστάμενες λογιστικές αρχές αναγνώρισης των υποχρεώσεων σε ότι αφορά τις παροχές σε εργαζομένους.

1.2 Τροποποίηση ΔΛΠ 39, Δικαίωμα αποτίμησης στην εύλογη αξία (fair value option) (Κανονισμός 1864/15.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται η, υπό προϋποθέσεις, κατηγοριοποίηση των χρηματοοικονομικών μέσων, κατά την αρχική τους αναγνώριση, ως αποτιμωμένων στην εύλογη αξία με καταχώρηση της μεταβολής της εύλογης αξίας στα αποτελέσματα (fair value option).

Η Τράπεζα δεν χρησιμοποίησε την παραπάνω δυνατότητα στις παρούσες οικονομικές καταστάσεις.

1.3 Τροποποίηση ΔΛΠ 39, περί αρχών αναγνώρισης και αποτίμησης χρηματοοικονομικών μέσων (Κανονισμός 2106/21.12.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται στις οικονομικές μονάδες, να ορίζουν, υπό ορισμένες συνθήκες, μια αναμενόμενη ενδοεταιρική συναλλαγή εκφραζόμενη σε ξένο νόμισμα, ως το αντισταθμιζόμενο στοιχείο στις ενοποιημένες οικονομικές καταστάσεις.

Δεν υπάρχουν κατά την 30.6.2006, αναμενόμενες συναλλαγές μεταξύ των εταιριών του Ομίλου, οι οποίες θα μπορούσαν να θεωρηθούν ως αντισταθμιζόμενα στοιχεία.

1.4 Τροποποιήσεις στα ΔΛΠ 39 και ΔΠΧΠ 4, περί ασφαλιστηρίων συμβολαίων (Κανονισμός 108/27.1.2006)

Οι τροποποιήσεις αυτές σκοπό έχουν να εξασφαλίσουν ότι οι εκδότες συμβολαίων χρηματοοικονομικής εγγύησης περιλαμβάνουν τις προκύπτουσες υποχρεώσεις στον ισολογισμό τους. Συγκεκριμένα, ο εκδότης ενός τέτοιου συμβολαίου πρέπει αρχικά να το αναγνωρίσει στην εύλογη αξία (εκτός αν θεωρηθεί ασφαλιστήριο συμβόλαιο) και στη συνέχεια να το αποτιμήσει στο υψηλότερο ποσό μεταξύ:

(i) του ποσού που προκύπτει με βάση τις αρχές που ορίζονται από το ΔΛΠ 37 περί Προβλέψεων και

(ii) του ποσού που αρχικά αναγνωρίστηκε, μειωμένο κατά το ποσό που ήδη έχει καταχωρηθεί ως έσοδο σύμφωνα με το ΔΛΠ 18 περί αναγνώρισης των εσόδων.

Οι ανωτέρω τροποποιήσεις δεν είχαν σημαντική επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

1.5 Τροποποίηση στο ΔΛΠ 21, περί των επιδράσεων των μεταβολών στις τιμές συναλλάγματος (Κανονισμός 708/8.5.2006)

Με την εν λόγω τροποποίηση επιτρέπεται η απευθείας καταχώρηση στην ενοποιημένη καθαρή θέση, των συναλλαγματικών διαφορών που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες του εξωτερικού, ακόμα και όταν αυτά τα στοιχεία είναι εκφρασμένα σε νόμισμα διαφορετικό από το λειτουργικό νόμισμα των αντισυμβαλλόμενων εταιριών του Ομίλου.

Την 30.6.2006, δεν υπήρχαν στον Όμιλο νομισματικά στοιχεία τα οποία να θεωρούνται μέρος της καθαρής επένδυσης σε αλλοδαπές οικονομικές μονάδες.

Διερμηνεία 4 « Προσδιορισμός των συμφωνιών που περιέχουν μίσθωση».

Διερμηνεία 5 «Δικαιώματα από συμμετοχές σε ταμεία απενεργοποίησης αποκατάστασης και περιβαλλοντικής προστασίας» (Κανονισμός 1910/8.11.2005).

Διερμηνεία 6 «Υποχρεώσεις που απορρέουν από τη συμμετοχή σε συγκεκριμένη αγορά - Απόβλητα ειδών ηλεκτρικού και ηλεκτρονικού εξοπλισμού» (Κανονισμός 108/27.1.2006)

Από την υιοθέτηση των Διερμηνειών 4, 5 και 6 δεν προέκυψε ουσιώδης επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Εκτός των τροποποιήσεων των Προτύπων και των νέων Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 27.1.2006, υιοθέτησε μέσω του Κανονισμού 108/2006, το Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 « Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», καθώς και τις αλλαγές που αυτό επέφερε στα υπόλοιπα Πρότυπα.
Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, έχουν υποχρεωτική εφαρμογή για τις χρήσεις που αρχίζουν μετά την 1.1.2007 και αναμένεται να επιφέρουν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα.

Επίσης την 8.5.2006, μέσω του Κανονισμού 708/2006, υιοθετήθηκε η Διερμηνεία 7, «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» η οποία δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις οικονομικές καταστάσεις της Τραπέζης.

Τέλος, το IASB, έχει εκδώσει τις Διερμηνείες 8, 9 και 10 οι οποίες πρέπει να εφαρμοσθούν υποχρεωτικά για χρήσεις που ξεκινούν μετά την 1.5.2006, 1.6.2006 και 1.11.2006 αντίστοιχα και δεν έχουν ακόμα υιοθετηθεί από την Ευρωπαϊκή Ένωση, ούτε η εφαρμογή τους αναμένεται να έχει σημαντικές επιπτώσεις στις οικονομικές καταστάσεις της Τραπέζης.

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία ενεργητικού και υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2006, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2006, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	59.462	77.578	29.546	41.683
Από χρεόγραφα	125.859	38.912	68.635	20.608
Από δάνεια και απαιτήσεις κατά πελατών	808.880	622.504	419.810	321.486
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(96.947)	(38.466)	(53.242)	(23.495)
Από υποχρεώσεις προς πελάτες	(112.090)	(84.145)	(57.647)	(42.468)
Από δανειακές υποχρεώσεις	(187.295)	(119.881)	(102.500)	(64.765)
Λοιποί	(35.543)	(28.796)	(18.864)	(13.933)
Σύνολο	562.326	467.706	285.738	239.116

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Χορηγήσεων	24.546	18.476	14.425	9.786
Εγγυητικών επιστολών	16.636	15.527	7.997	7.862
Εισαγωγών-εξαγωγών	9.655	9.146	4.879	4.609
Πιστωτικών καρτών	18.893	18.123	10.966	10.248
Συναλλαγών	29.906	29.904	15.320	15.219
Αμοιβαίων κεφαλαίων	22.494	12.774	10.626	6.702
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	4.344	4.352	1.232	2.240
Λοιπές	9.076	6.865	4.714	3.129
Σύνολο	135.550	115.167	70.159	59.795

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Συμμετοχών σε θυγατρικές και συγγενείς εταιρίες	35.870	57.818	25.086	3.400
Αξιογράφων διαθέσιμων προς πώληση	1.815	1.791	1.815	1.642
Σύνολο	37.685	59.609	26.901	5.042

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Από συναλλαγματικές διαφορές	9.901	(2.069)	2.039	(2.201)
Από ομόλογα	(3.438)	(11.504)	(5.201)	(12.514)
Από μετοχές	13.094	3.451	5.463	2.439
Από λοιπά χρηματοοικονομικά μέσα	6.086	1.871	5.240	(4.416)
Σύνολο	25.643	(8.251)	7.541	(16.692)

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Από ενοίκια κτηρίων	1.466	1.379	739	795
Από πωλήσεις παγίων	1.243	778	1.093	387
Από χρηματαποστολές	-	433	-	206
Από ασφαλιστικές αποζημιώσεις	101	442	55	47
Από παροχή υπηρεσιών αποσπασμένων υπαλλήλων σε εταιρίες του ομίλου	1.208	1.138	675	642
Υπεραξία από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	7.695	-	7.695
Λοιπά	2.565	4.045	1.455	2.665
Σύνολο	**6.583**	**15.910**	**4.017**	**12.437**

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Μισθοί και ημερομίσθια	113.832	107.025	56.733	52.920
Εισφορές κοινωνικής ασφάλισης	34.846	33.418	16.601	16.807
Έξοδα προγραμμάτων καθορισμένων παροχών	23.000	22.082	11.500	11.041
Λοιπές επιβαρύνσεις	10.342	10.973	6.012	5.247
Σύνολο	**182.020**	**173.498**	**90.846**	**86.015**

Στις αμοιβές και έξοδα προσωπικού της 30.6.2006 συμπεριλαμβάνεται ποσό € 2.582 (30.6.2005: € 1.105) που αφορά αναλογία περιόδου αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό.

Ο αριθμός του απασχολουμένου προσωπικού στην Τράπεζα κατά την 30.6.2006 ήταν 7.213 (30.6.2005: 7.158) άτομα. Εξ αυτών 6.913 (30.6.2005: 6.981) άτομα εργάζονταν στο εσωτερικό και 300 (30.6.2005: 177) άτομα εργάζονταν στο εξωτερικό.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Λειτουργικές μισθώσεις κτηρίων	11.232	10.400	5.706	5.274
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	7.995	7.936	4.534	3.665
Δαπάνες μηχανογραφήσεως	17.111	14.180	8.871	7.453
Έξοδα προβολής και διαφημίσεως	14.534	10.214	9.069	6.813
Τηλεφωνικά – ταχυδρομικά	9.802	8.891	5.594	4.874
Αμοιβές τρίτων	8.436	7.303	5.086	4.281
Παροχή οικονομικών πληροφοριών από τρίτους	3.692	3.381	2.220	1.807
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	5.043	4.938	2.571	2.570
Ασφάλιστρα	3.972	4.492	2.544	2.204
Υλικά γραφείου	2.542	1.954	1.389	1.026
Δαπάνες ηλεκτρικής ενέργειας	2.255	2.043	1.109	1.065
Φόροι (ΦΠΑ, ακίνητης περιουσίας κ.λπ.)	15.049	13.085	7.664	6.625
Συντηρήσεις ακινήτων και εξοπλισμού	1.870	1.772	1.010	993
Καθαριότητα	1.084	1.105	564	570
Χρηματαποστολές και φύλακτρα	1.908	1.881	1.197	689
Διακινήσεις υλικών με μεταφορικά μέσα	1.673	1.699	914	742
Αμοιβές τρίτων για εξεύρεση πελατείας	4.689	2.059	2.145	1.367
Λοιπά γενικά έξοδα	18.753	15.270	11.243	6.832
Σύνολο	**131.640**	**112.603**	**73.430**	**58.850**

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	101.732	117.592	58.719	59.888
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946	-	-	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(1.024)	(1.857)	(397)	(868)
Σύνολο	115.654	115.735	58.322	59.020

10. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 32% για τη χρήση 2005, με 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύονται, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.97 έως 20.3.2002. Σε περίπτωση συγχώνευσης επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 22% για τα κέρδη της χρήσεως 2005 και για τα κέρδη της χρήσεως 2006 θα φορολογηθεί με συντελεστή 24% λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Φόρος εισοδήματος

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Τρέχων Φόρος	57.084	28.841	22.270	11.896
Αναβαλλόμενος	10.893	5.308	7.952	2.270
Σύνολο	67.977	34.149	30.222	14.166

Η διαφορά του φόρου μεταξύ των δύο εξαμήνων οφείλεται κυρίως στα αυξημένα αποτελέσματα του εξαμήνου 1.1 – 30.6.2006, στη μείωση των εσόδων που έχουν ήδη φορολογηθεί (μερίσματα) καθώς και στην αλλαγή του φορολογικού συντελεστή, όπως αναφέρεται ανωτέρω.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
- Διαγραφές και αποσβέσεις άυλων περιουσιακών στοιχείων	4.551	5.450	2.408	2.677
- Δάνεια και απαιτήσεις	(9.992)	(1.373)	(1.477)	159
- Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	238	404	143	(424)
- Αποτίμηση παραγώγων χρηματοοικονομικών μέσων	9.680	(1.077)	2.007	7.066
- Υποχρεώσεις χρηματοδοτικής μίσθωσης	26	39	26	22
- Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	420	851	390	370
- Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	6.876	1.030	4.455	(7.618)
- Λοιπές προσωρινές διαφορές	(906)	(16)		18
Σύνολο	10.893	5.308	7.952	2.270

11. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα, κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Κέρδη αναλογούντα στους Μετόχους (σε € χιλ.)	250.048	195.180	131.499	72.162
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	395.243.303	402.074.432	394.566.867	402.053.026
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	0,63	0,49	0,33	0,18

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Κέρδη αναλογούντα στους Μετόχους (σε € χιλ.)	250.048	195.180	131.499	72.162
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	395.243.303	402.074.432	394.566.867	402.053.026
Προσαρμογή για δικαιώματα προαιρέσεως	974.168	591.610	1.017.119	638.359
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	396.217.471	402.666.042	395.583.986	402.691.385
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	0,63	0,48	0,33	0,18

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-30.6.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	30.6.2006	31.12.2005
Ταμείο	215.513	271.373
Επιταγές εισπρακτέες	50.960	40.734
Διαθέσιμα σε Κεντρικές Τράπεζες	1.495.062	1.309.065
Σύνολο	**1.761.535**	**1.621.172**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	784.039	821.890

Ταμείο και ταμειακά ισοδύναμα όπως εμφανίζονται στην κατάσταση ταμειακών ροών

	30.6.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	977.496	799.282
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	1.659.603	2.148.476
Βραχυπρόθεσμες απαιτήσεις από άλλες τράπεζες	827.366	2.136.197
Σύνολο	**3.464.465**	**5.083.955**

Το ταμείο και ταμειακά ισοδύναμα, που εμφανίζονται στην κατάσταση ταμειακών ροών, της περιόδου 1.1-30.6.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα με τα αντίστοιχα της περιόδου 1.1-30.6.2006.
Η αναμόρφωση αφορά τον μη υπολογισμό, στα ταμειακά ισοδύναμα, των δεσμευμένων καταθέσεων σε Κεντρικές Τράπεζες.

Λόγω της συγχωνεύσεως του Καταστήματος Βελιγραδίου με την θυγατρική εταιρία Alpha Bank A.D. Beograd (σημείωση 27 παράγραφος ε) τον Μάιο 2006, προέκυψε μείωση του ταμείου και ταμειακών ισοδυνάμων ποσού € 48.125.

13. Δάνεια και απαιτήσεις κατά πελατών

	30.6.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	7.331.871	6.616.104
Καταναλωτικά	1.965.880	1.736.453
Πιστωτικές κάρτες	894.156	863.798
Λοιπά	142.211	161.195
	10.334.118	9.377.550
Εταιρίες:		
Επιχειρηματικά δάνεια	16.692.346	15.440.322
Λοιπές απαιτήσεις	242.839	206.244
	16.935.185	15.646.566
	27.269.303	25.024.116
Συσσωρευμένες απομειώσεις	(928.042)*	(822.977)
Σύνολο	**26.341.261**	**24.201.139**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί, κατά το Α' εξάμηνο 2006, πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 942.988.

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	**621.120**
Συναλλαγματικές διαφορές	(108)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	117.592
Προβλέψεις από συγχώνευση της πρώην Δέλτα Singular Α.Ε.Π.	7.566
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(12.926)
Υπόλοιπο 30.6.2005	**733.244**
Συναλλαγματικές διαφορές	(78)
Ζημίες απομειώσεως περιόδου	116.990
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(27.179)
Υπόλοιπο 31.12.2005	**822.977**
Συναλλαγματικές διαφορές	(69)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	101.732
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank A.D. Beograd (σημείωση 27 παράγραφος ε)	(3.180)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	33.831
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(27.249)
Υπόλοιπο 30.6.2006	**928.042**

14. Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες

	1.1-30.6.2006	**1.7-31.12.2005**	**1.1-30.6.2005**
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	1.471.394	1.392.617	1.221.616
Προσθήκες(1)	29.886	87.621	171.001
Μειώσεις(2)	(3.371)	(6.749)	-
Αποτίμηση αντιστάθμισης συμμετοχών στην εύλογη αξία (4)	(52)	-	-
Απομειώσεις αξίας	-	(340)	-
Μεταφορά σε στοιχεία ενεργητικού προς πώληση	-	(1.755)	
Υπόλοιπο τέλους περιόδου	1.497.857	1.471.394	1.392.617
Συγγενείς			
Υπόλοιπο αρχής περιόδου	10.463	10.400	110.082
Προσθήκες	1.236	63	914
Μειώσεις(3)	(1.178)	-	(100.336)
Απομειώσεις αξίας		-	(260)
Υπόλοιπο τέλους περιόδου	10.521	10.463	10.400
Joint Ventures			
Υπόλοιπο αρχής περιόδου	122	50	50
Προσθήκες	-	72	-
Υπόλοιπο τέλους περιόδου	122	122	50
Γενικό σύνολο	**1.508.500**	**1.481.979**	**1.403.067**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και οι αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 3.009 αγορά μετοχών της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- € 3.893 αγορά μετοχών της Alpha Αστικά ακίνητα Α.Ε.
- € 22.928 αύξηση της συμμετοχής στην Jubanka A.D. λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου της Τραπέζης. Από 1.6.2006 η εταιρία Jubanka A.D μετονομάσθη σε Alpha Bank A.D. Beograd.

(2) Το ποσό των € 3.371 αφορά την πώληση της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. (σημείωση 27 παράγραφος α).

(3) Περιλαμβάνεται και ποσό € 436 που αφορά την πώληση της Τουριστικής Εταιρίας Λέσβου Α.Ε. (σημείωση 27 παράγραφος γ).

(4) Η Τράπεζα, από το τρέχον τρίμηνο, κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS), αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London.

Βασικά μεγέθη εταιριών συμμετοχής

Θυγατρικές

Επωνυμία Επιχείρησης	Έδρα	Ενεργητικό	Ίδια Κεφάλαια	Υποχρεώσεις	Κύκλος Εργασιών 1.1-30.6.2006	Κέρδη προ Φόρων /Ζημία 1.1-30.6.2006	Συμμετοχή της Τραπέζης % 30.6.2006
		30.6.2006					
ΤΡΑΠΕΖΕΣ							
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	630.330	90.974	539.356	14.546	1.833	100,00
2. Alpha Bank Ltd	Κύπρος	2.893.428	227.168	2.666.260	84.266	17.310	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	1.702.530	196.663	1.505.867	59.052	17.202	99,44
4. Alpha Bank AD Skopje	Fyrom	71.638	23.444	48.194	2.948	642	100,00
5. Alpha Bank a.d. Beograd	Σερβία-Μαυροβούνιο	460.693	124.119	336.574	19.241	2.367	99,99
ΧΡΗΜΑΤΟΔΟΤΙΚΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Leasing A.E.	Ελλάδα	828.578	274.498	554.080	24.277	8.429	99,23
2. Alpha Leasing Romania S.A.	Ρουμανία	68.831	10.201	58.630	3.704	1.239	62,94
3. ABC Factors AE	Ελλάδα	319.457	57.251	262.206	12.265	4.147	100,00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.Π.E.Y.	Ελλάδα	131.486	46.974	84.512	23.316	8.022	99,62
2. Alpha Finance US Corporation	Η.Π.Α.	973	953	20	539	(189)	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	68.917	2.208	66.709	964	137	45,68
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	25.816	25.547	269	251	(185)	99,42
ASSET MANAGEMENT							
1. Alpha A.E.Δ.Α.Κ.	Ελλάδα	39.140	27.402	11.738	29.732	3.696	80,00
2. Alpha Asset Management A.E.Π.E.Y.	Ελλάδα	10.106	8.464	1.642	5.639	4.496	99,00
ΑΣΦΑΛΙΣΤΙΚΕΣ							
1. Alpha Ασφαλιστική Α.Ε.	Ελλάδα	410.466	74.203	336.263	92.436	7.794	99,56
2. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	3.883	3.003	880	3.084	3.068	100,00
ΔΙΑΦΟΡΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	109.072	105.819	3.253	8.305	4.130	65,16
2. Alpha Group Jersey Ltd	Jersey	914.609	284	914.325	25.922	108	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	249.403	101.976	147.427	22.183	36	92,53
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	343.950	343.871	79	1.381	1.317	100,00
5. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	22.100	17.786	4.314	744	433	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	13.305.242	21.135	13.284.107	187.395	7.590	100,00
7. Messana Holdings S.A.	Λουξεμβούργο	138	83	55	5	(4)	99,00
8. Καφέ Μαζί Α.Ε.	Ελλάδα	156	103	53	104	14	100,00
9. Ευρυμάθεια Α.Ε.	Ελλάδα	1.544	22	1.522	780	(68)	100,00

Συγγενείς

	Επωνυμία Επιχείρησης	Έδρα	Ίδια Κεφάλαια	Κέρδη προ φόρων / Ζημία 1.1 – 30.6.2006	Συμμετοχή της Τραπέζης % 30.6.2006
1.	A.L.C. Novelle Investments Ltd	Κύπρος	13.482	361	33,33
2.	Icap A.E.	Ελλάδα	18.256	1.220	26,96
3.	ΕΒΙΣΑΚ Α.Ε.	Ελλάδα	2.950	49	27,00
4.	Γαιογνώμων Α.Ε. (Υπό εκκαθάριση)	Ελλάδα	1.224	-	20,00
5.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	147	-	50,00
	Joint Ventures				
1.	Cardlink A.E.	Ελλάδα	242	176	50,00
2.	APE Fixed Assets A.E.	Ελλάδα	26	(8)	60,10
3.	APE Commercial Property A.E.	Ελλάδα	26	(8)	60,10

Όπου δεν αναφέρονται ποσά, τα αντίστοιχα μεγέθη κρίνονται επουσιώδη.

15. Επενδύσεις σε ακίνητα

	Οικόπεδα – Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	49.520
Συσσωρευμένες αποσβέσεις	(5.973)
Αναπόσβεστη αξία την 1.1.2005	43.547
1.1.2005-30.6.2005	
Αναπόσβεστη αξία 1.1.2005	43.547
Προσθήκες	73
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	36.546
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(2.940)
Αποσβέσεις περιόδου	(388)
Αναπόσβεστη αξία την 30.6.2005	76.838
Υπόλοιπα την 30.6.2005	
Αξία κτήσεως	86.139
Συσσωρευμένες αποσβέσεις	(9.301)
1.7.2005-31.12.2005	
Αναπόσβεστη αξία 1.7.2005	76.838
Προσθήκες	70
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(33.463)
α) Αξία κτήσεως	(36.591)
β) Αποσβεσμένα	3.128
Αποσβέσεις περιόδου	(200)
Αναπόσβεστη αξία την 31.12.2005	43.245
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
1.1.2006-30.6.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Προσθήκες	3
Αποσβέσεις περιόδου	(201)
Αναπόσβεστη αξία την 30.6.2006	43.047
Υπόλοιπα την 30.6.2006	
Αξία κτήσεως	49.621
Συσσωρευμένες αποσβέσεις	(6.574)

16. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	638.891	8.406	221.442	868.739
Συσσωρευμένες αποσβέσεις	(143.739)	(8.292)	(188.860)	(340.891)
Αναπόσβεστη αξία 1.1.2005	495.152	114	32.582	527.848
1.1.2005 -30.6.2005				
Αναπόσβεστη αξία 1.1.2005	495.152	114	32.582	527.848
Προσθήκες	3.286	-	11.204	14.490
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	800	2.093	2.893
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	(270)	(1.902)	(2.172)
Διαθέσεις	(406)	-	(58)	(464)
α) Αξία κτήσεως	(1.059)	-	(2.917)	(3.976)
β) Αποσβεσμένα	653	-	2.859	3.512
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»	1.373	-	-	1.373
α) Αξία κτήσεως	1.536	-	-	1.536
β) Αποσβεσμένα	(163)	-	-	(163)
Αποσβέσεις περιόδου	(6.126)	(72)	(7.096)	(13.294)
Αναπόσβεστη αξία 30.6.2005	493.279	572	36.823	530.674
Υπόλοιπα την 30.6.2005				
Αξία κτήσεως	642.654	9.206	231.822	883.682
Συσσωρευμένες αποσβέσεις	(149.375)	(8.634)	(194.999)	(353.008)
1.7.2005-31.12.2005				
Αναπόσβεστη αξία 1.7.2005	493.279	572	36.823	530.674
Προσθήκες	5.405	-	7.538	12.943
Συναλλαγματικές διαφορές	(120)	-	(11)	(131)
α) Αξία κτήσεως	(115)	-	(14)	(129)
β) Αποσβεσμένα	(5)	-	3	(2)
Διαθέσεις	(97)	-	(813)	(910)
α) Αξία κτήσεως	(278)	-	(969)	(1.247)
β) Αποσβεσμένα	181	-	156	337
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»	330	-	-	330
α) Αξία κτήσεως	392	-	-	392
β) Αποσβεσμένα	(62)	-	-	(62)
Μεταφορά σε άλλη κατηγορία	(5)	-	5	-
α) Αξία κτήσεως	(319)	(7.996)	8.315	-
β) Αποσβεσμένα	314	7.996	(8.310)	-
Αποσβέσεις περιόδου	(5.967)	(252)	(7.176)	(13.395)
Αναπόσβεστη αξία 31.12.2005	492.825	320	36.366	529.511
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154.914)	(890)	(210.326)	(366.130)

1.1.2006-30.6.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	7.252	-	7.199	14.451
Συναλλαγματικές διαφορές	(12)	-	(3)	(15)
α) Αξία κτήσεως	(17)	-	(9)	(26)
β) Αποσβεσμένα	5	-	6	11
Διαθέσεις [1]	(5.972)	-	(553)	(6.525)
α) Αξία κτήσεως	(6.360)	-	(1.920)	(8.280)
β) Αποσβεσμένα	388	-	1.367	1.755
Μεταφορά	-	-	-	-
α) Αξία κτήσεως		(68)	68	-
β) Αποσβεσμένα		68	(68)	-
Αποσβέσεις περιόδου [2]	(6.222)	(60)	(6.758)	(13.040)
Αναπόσβεστη αξία 30.6.2006	487.871	260	36.251	524.382
Υπόλοιπα την 30.6.2006				
Αξία κτήσεως	648.614	1.142	252.030	901.786
Συσσωρευμένες αποσβέσεις	(160.743)	(882)	(215.779)	(377.404)

[1] Στις διαθέσεις περιλαμβάνεται ποσό € 6.134 που αφορά πάγια του Καταστήματος Βελιγραδίου, το οποίο συγχωνεύθηκε το Μάιο 2006 με την Alpha Bank A.D. Beograd.

[2] Για τον ίδιο λόγο στις αποσβέσεις περιόδου δεν περιλαμβάνονται οι αποσβέσεις 1.1 – 31.5.2006 του Καταστήματος Βελιγραδίου ποσού € 68.

17. Υπεραξία και λοιπά άυλα πάγια

Περιλαμβάνει μόνο λογισμικά προγράμματα (software)

Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	83.954
Συσσωρευμένες αποσβέσεις	(60.845)
Αναπόσβεστη αξία την 1.1.2005	23.109
1.1.2005-30.6.2005	
Αναπόσβεστη αξία 1.1.2005	23.109
Προσθήκες	4.460
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	620
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(381)
Αποσβέσεις περιόδου	(5.224)
Αναπόσβεστη αξία 30.6.2005	22.584
Υπόλοιπα την 30.6.2005	
Αξία κτήσεως	89.034
Συσσωρευμένες αποσβέσεις	(66.450)
1.7.2005-31.12.2005	
Αναπόσβεστη αξία 1.7.2005	22.584
Προσθήκες	15.108
Αποσβέσεις περιόδου	(4.676)
Αναπόσβεστη αξία 31.12.2005	33.016
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	104.142
Συσσωρευμένες αποσβέσεις	(71.126)

1.1.2006-30.6.2006	
Αναπόσβεστη αξία 1.1.2006	33.016
Προσθήκες	8.164
Συναλλαγματικές διαφορές	(2)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	-
Διαθέσεις	-
α) Αξία κτήσεως	(14)
β) Αποσβεσμένα	14
Αποσβέσεις περιόδου	(6.378)
Αναπόσβεστη αξία 30.6.2006	34.800
Υπόλοιπα την 30.6.2006	
Αξία κτήσεως	112.290
Συσσωρευμένες αποσβέσεις	(77.490)

18. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	30.6.2006	31.12.2005
Αναβαλλόμενες φορολογικές απαιτήσεις	232.087	177.936
Αναβαλλόμενες φορολογικές υποχρεώσεις	(84.561)	(19.517)
Σύνολο	**147.526**	**158.419**

	1.1.2005 -30.6.2005					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην καθαρή θέση		
	Υπόλοιπο 1.1.2005	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.6.2005
Αποσβέσεις παγίων	36.297	-	(5.450)	387	-	31.234
Δάνεια και απαιτήσεις	238	1.373	-	1.640	-	3.251
Αποτίμηση παραγώγων	429	1.077	-	-	-	1.506
Λοιπές προβλέψεις	88	19	(42)	-	(20)	45
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	6.180	111	(962)	-	-	5.329
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	127.585	-	(404)	-	-	127.181
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(233)	-	(1.030)	-	-	(1.263)
Σύνολο	**170.584**	**2.580**	**(7.888)**	**2.027**	**(20)**	**167.283**

	1.7.2005 -31.12.2005					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην καθαρή θέση		
	Υπόλοιπο 1.7.2005	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	31.234	-	(6.276)	-	-	24.958
Δάνεια και απαιτήσεις	3.251	1.624	(2.768)	-	-	2.107
Αποτίμηση παραγώγων	1.506	3.872	-	-	-	5.378
Λοιπές προβλέψεις	45	42	-	-	-	87
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	5.329	55	(1.034)	-	-	4.350
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	127.181	117	(812)	-	-	126.486
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(1.263)	-	(3.684)	-	-	(4.947)
Σύνολο	**167.283**	**5.710**	**(14.574)**	-	-	**158.419**

	1.1.2006 -30.6.2006					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην καθαρή θέση		
	Υπόλοιπο 1.1.2006	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.6.2006
Αποσβέσεις παγίων	24.958	66	(4.617)	-	-	20.407
Δάνεια και απαιτήσεις	2.107	33.087	(23.095)	-	-	12.099
Αποτίμηση παραγώγων	5.378	2.654	(12.334)	-	-	(4.302)
Λοιπές προβλέψεις	87	906	(26)	-	-	967
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	4.350	4.825	(5.245)	-	-	3.930
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.486	696	(934)	-	-	126.248
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.947)	11.917	(18.793)	-	-	(11.823)
Σύνολο	**158.419**	**54.151**	**(65.044)**	-	-	**147.526**

19. Στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2005-30.6.2005			
Υπόλοιπο την 1.1.2005	32.002	617	32.619
Προσθήκες	938	-	938
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175	-	21.175
Διαθέσεις	(1.546)	-	(1.546)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα Πάγια»	(1.373)	-	(1.373)
Υπόλοιπο την 30.6.2005	51.196	617	51.813

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.7.2005-31.12.2005			
Υπόλοιπο την 1.7.2005	51.196	617	51.813
Προσθήκες	8.068	20	8.088
Διαθέσεις	(4.488)	(52)	(4.540)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(330)	-	(330)
Μεταφορά από «Επενδύσεις σε ακίνητα»	33.463	-	33.463
Υπόλοιπο την 31.12.2005	87.909	585	88.494

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2006-30.6.2006			
Υπόλοιπο την 1.1.2006	87.909	585	88.494
Προσθήκες	3.625	240	3.865
Διαθέσεις	(1.378)	(236)	(1.614)
Υπόλοιπο την 30.6.2006	90.156	589	90.745

β. Συμμετοχές

Υπόλοιπο την 31.12.2005	1.755
1.1.2006-30.6.2006	
Υπόλοιπο την 1.1.2006	1.755
Μειώσεις	(1.755)
Υπόλοιπο 30.6.2006	-

Το ποσό των μειώσεων € 1.755 αφορά την πώληση της Alpha Insurance Romania S.A. (σημείωση 27, παράγραφος β).

Υποχρεώσεις

20. Υποχρεώσεις προς πελάτες

	30.6.2006	31.12.2005
Όψεως	5.641.014	5.481.435
Ταμιευτηρίου	9.491.005	9.652.069
Προθεσμίας:		
- Synthetic Swaps	302.209	357.627
- Λοιπές	3.315.988	2.887.928
Από πράξεις προσωρινής εκχωρήσεως (Repos)	551.657	738.018
	19.301.873	**19.117.077**
Επιταγές πληρωτέες	203.354	184.569
Σύνολο	**19.505.227**	**19.301.646**

21. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Η Τράπεζα για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων της, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,

β) μακροπρόθεσμο δανεισμό και

γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)
Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.
Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

iii) Υβριδικούς τίτλους με ή χωρίς ρήτρα επαύξησης επιτοκίου (step-up)
Λέγονται υβριδικοί τίτλοι γιατί συνδυάζουν χαρακτηριστικά χρέους και καθαρής θέσεως. Είναι αόριστης διάρκειας και προσφέρονται για μακροπρόθεσμο δανεισμό.
Μπορούν να ανακληθούν μετά την παρέλευση 10 ετών.

	30.6.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	1.011.757	2.519.937
€ λήξεως 2007 με 1η ανάκληση το 2006	-	7.126
€ λήξεως 2007	902.118	901.444
US $ 5 εκατ. λήξεως 2007	3.700	-
HKD 100 εκατ. λήξεως 2007	10.234	11.027
€ λήξεως 2008	507.358	507.260
US $ 10 εκατ. λήξεως 2008 με 1η ανάκληση το 2006	7.370	8.052
€ λήξεως 2009	1.432.356	710.405
€ λήξεως 2009 με 1η ανάκληση το 2007	38.783	-
CZK 1.500 εκατ. λήξεως 2009	52.648	51.511
US $ 11 εκατ. λήξεως 2009 1η ανάκληση 2006	8.360	8.960
US $ 5 εκατ. λήξεως 2009 1η ανάκληση 2006	3.676	4.027
HKD 50 εκατ. λήξεως 2009	5.113	5.497
€ λήξεως 2010	1.125.000	924.947
€ λήξεως 2010 με 1η ανάκληση το 2006	36.815	56.600
€ λήξεως 2010 με 1η ανάκληση το 2007	2.502.395	2.502.060
US $ 7 εκατ. λήξεως 2010 με 1η ανάκληση το 2006	4.537	5.366
US $ 50 εκατ. λήξεως 2010 με 1η ανάκληση το 2007	39.476	42.521

	30.6.2006	31.12.2005
€ λήξεως 2011	231.511	15.439
CZK 700 εκατ. λήξεως 2011	24.444	-
€ λήξεως 2011 με 1η ανάκληση το 2006	21.970	22.843
€ λήξεως 2011 με 1η ανάκληση το 2008	2.502.012	-
€ λήξεως 2012	315.260	316.104
€ λήξεως 2012 με 1η ανάκληση το 2006	54.879	9.353
€ λήξεως 2013	318.923	19.341
€ λήξεως 2015	11.773	12.360
Us $ 3 εκατ. λήξεως 2016	2.214	
€ λήξεως 2021	80.388	-
Σύνολο	**11.255.070**	**8.662.180**

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης έως και +30 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 με 1η ανάκληση το 2007	325.665	325.817
€ λήξεως 2013 με 1η ανάκληση το 2008	351.709	351.570
€ λήξεως 2014 με 1η ανάκληση το 2009	201.321	201.115
JPY 30 δισ. με 1η ανάκληση το 2015	184.675	203.706
Σύνολο	**1.063.370**	**1.082.208**

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.

Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

Υβριδικοί τίτλοι		
€ αόριστης διάρκειας με 1η ανάκληση το 2012	301.280	301.224
€ αόριστης διάρκειας με 1η ανάκληση το 2015	601.628	620.149
Σύνολο	**902.908**	**921.373**
Γενικό Σύνολο	**13.221.348**	**10.665.761**

Το επιτόκιο του υβριδικού τίτλου με πρώτη ημερομηνία ανακλήσεως το 2012 καθορίζεται ως τρίμηνο Euribor πλέον 265 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεως και πλέον 397,5 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Το επιτόκιο του υβριδικού τίτλου με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει ετήσιο σταθερό επιτόκιο 6% για τα πρώτα 5 έτη και εν συνεχεία καθορίζεται ετησίως ως το τετραπλάσιο της διαφοράς του δεκαετούς CMS από το διετές CMS με κατώτατο όριο το 3,25% και ανώτερο το 10%.

Καθαρή θέση

22. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες Μετοχές

α. Αύξηση Μετοχικού κεφαλαίου

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που συνήλθε την 18.4.2006 ενέκρινε μεταξύ άλλων, την αύξηση του μετοχικού κεφαλαίου κατά το ποσό των € 133.954, με έκδοση και δωρεάν διανομή 116.481.444 μετοχών ονομαστικής αξίας € 3,90 εκάστη με αναλογία 4 νέες για κάθε 10 παλαιές, που προήλθαν από κεφαλαιοποίηση φορολογηθέντων κερδών παρελθουσών χρήσεων ποσού € 133.954 και από μείωση της ονομαστικής αξίας εκάστης μετοχής από € 5,00 σε € 3,90.

Μετά την ως άνω αύξηση, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται σε € 1.589.972 και διαιρείται σε 407.685.052 μετοχές.

Η αύξηση εγκρίθηκε από το Υπουργείο Ανάπτυξης με την υπ' αριθ. Κ2-6543/3.5.2006 απόφασή του.

β. Αποτελέσματα εις νέον

Την 2.5.2006 διανεμήθη μέρισμα συνολικού ποσού € 237.556, ήτοι € 0,84 ανά μετοχή, που αφορούσε τη χρήση 2005.

γ. Αγορά ιδίων μετοχών

Οι ίδιες μετοχές αφορούν μετοχές της Alpha Bank, που κατέχονται από την Τράπεζα και αναλύονται ως εξής:

Alpha Bank	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	8.398.426	188.128	
Δωρεάν Μετοχές (4/10)	3.359.370		
Αγορά	4.640.277	89.483	
Υπόλοιπο 30.6.2006	**16.398.073**	**277.611**	**4,02%**

Πρόσθετες πληροφορίες

23. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2002. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005, ο οποίος αναμένεται να ολοκληρωθεί εντός του τρέχοντος έτους.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

- *Η Τράπεζα ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανέωσης ή παράτασης βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων. Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	30.6.2006	**31.12.2005**
- εντός ενός έτους	22.032	20.675
- πέραν του έτους και μέχρι πέντε έτη	65.079	60.747
- πέραν των πέντε ετών	38.729	34.941
Σύνολο	**125.840**	**116.363**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το πρώτο εξάμηνο του 2006 ανήλθαν σε € 11.232 (2005 : € 10.400) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- *Η Τράπεζα ως εκμισθώτρια*

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.6.2006	**31.12.2005**
- εντός ενός έτους	2.854	2.718
- πέραν του έτους και μέχρι πέντε έτη	9.496	9.356
- πέραν των πέντε ετών	5.230	5.202
Σύνολο	**17.580**	**17.276**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το πρώτο εξάμηνο του 2006 ανήλθαν σε € 1.466 (2005 : € 1.379) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός ισολογισμού υποχρεώσεις

	30.6.2006	31.12.2005
Εγγυητικές επιστολές	4.131.034	3.627.622
Ενέγγυες πιστώσεις	195.880	212.879
Μη αντληθέντα πιστωτικά όρια	12.329.435	11.794.929
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	12.244.638	10.640.897
Σύνολο	**28.900.987**	**26.276.327**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	30.6.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos	-	420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	**585.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

24. Πληροφόρηση κατά τομέα

Ανάλυση ανά επιχειρηματικό τομέα

Ποσά σε εκατ. Ευρώ

30.6.2006	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	562,3	415,4	111,1	1,4	27,0	7,4	-
Προμήθειες	135,6	61,6	40,1	24,7	7,8	1,4	-
Λοιπά έσοδα	69,9	4,0	0,8	1,0	6,1	0,4	57,6
Σύνολο εσόδων	**767,8**	**481,0**	**152,0**	**27,1**	**40,9**	**9,2**	**57,6**
Έξοδα	(334,1)	(242,9)	(44,0)	(13,4)	(8,7)	(5,3)	(19,8)
Απομειώσεις	(115,7)	(77,3)	(38,4)	-	-	-	-
Κέρδη προ φόρων	**318,0**	**160,8**	**69,6**	**13,7**	**32,2**	**3,9**	**37,8**

30.6.2005	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	467,7	336,5	107,3	1,0	17,3	7,1	(1,5)
Προμήθειες	115,2	53,9	41,9	15,2	2,9	1,3	-
Λοιπά έσοδα	67,2	4,5	1,5	0,7	(5,7)	1,1	65,1
Σύνολο εσόδων	**650,1**	**394,9**	**150,7**	**16,9**	**14,5**	**9,5**	**63,6**
Έξοδα	(305,1)	(222,1)	(42,0)	(11,0)	(7,0)	(5,9)	(17,1)
Απομειώσεις	(115,7)	(64,9)	(50,8)	-	-	-	-
Κέρδη προ φόρων	**229,3**	**107,9**	**57,9**	**5,9**	**7,5**	**3,6**	**46,5**

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

25. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.6.2006	**31.12.2005**
Σταθμισμένο ενεργητικό από πιστωτικό κίνδυνο	27.707	25.659
Σταθμισμένο ενεργητικό από κίνδυνο αγοράς	500	569
Συνολικό σταθμισμένο ενεργητικό	28.207	26.228
Κύρια βασικά κεφάλαια (Upper tier I)	1.892	1.881
Βασικά κεφάλαια (Tier I)	1.857	1.848
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	3.499	3.485
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	6,7%	7,2%
Δείκτης βασικών κεφαλαίων (Tier I)	6,6%	7,0%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**12,4%**	**13,3%**

26. Συναλλαγές συνδεδεμένων μερών

Ένα μέρος των τραπεζικών συναλλαγών, διενεργείται με συνδεδεμένα με την Τράπεζα μέρη, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου, των Εντεταλμένων Γενικών Διευθυντών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.6.2006	31.12.2005
Δάνεια	1.784	3.118
Καταθέσεις	14.783	10.960
Εγγυητικές επιστολές	147	145

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες

	30.6.2006	31.12.2005
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.461.224	1.026.244
Αξιόγραφα χαρτοφυλακίου συναλλαγών	38.716	40.695
Παράγωγα χρηματοοικονομικά μέσα	278	477
Δάνεια και απαιτήσεις κατά πελατών	942.457	942.800
Αξιόγραφα διαθέσιμα προς πώληση	1.172.749	441.499
Σύνολο	**3.615.424**	**2.451.715**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	867.571	735.660
Υποχρεώσεις προς πελάτες	465.206	432.265
Παράγωγα χρηματοοικονομικά μέσα	88	283
Υποχρεώσεις από χρεωστικούς τίτλους	13.221.348	10.665.761
Λοιπές υποχρεώσεις	952	2.734
Σύνολο	**14.555.165**	**11.836.703**

	30.6.2006	30.6.2005
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	44.507	26.258
Έσοδα από μερίσματα	35.715	57.623
Έσοδα από αμοιβές και προμήθειες	24.174	14.382
Λοιπά έσοδα	1.261	1.193
Σύνολο	**105.657**	**99.456**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	207.218	127.690
Προμήθειες έξοδα	684	2.242
Γενικά διοικητικά έξοδα	8.816	10.629
Σύνολο	**216.718**	**140.561**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	128.172	-

II. Συγγενείς εταιρίες

	30.6.2006	31.12.2005
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	978	1.390

	30.6.2006	31.12.2005
Παθητικό		
Υποχρεώσεις προς πελάτες	875	639
Εγγυητικές επιστολές	2.567	1.353

Έσοδα	30.6.2006	30.6.2005
Τόκοι και εξομοιούμενα έσοδα	51	56
Έσοδα από μερίσματα	155	195
Έσοδα από αμοιβές και προμήθειες	17	12
Λοιπά έσοδα	223	-
Σύνολο	446	263

Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	3	3
Γενικά διοικητικά έξοδα	320	-
Σύνολο	323	3

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το πρώτο εξάμηνο 2006 ανέρχονται σε € 2.523 (30.6.2005 : € 1.317).
Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στο Διοικητικό Συμβούλιο της Τραπέζης από 23.2.2005 και την τοποθέτηση δύο νέων Εντεταλμένων Γενικών Διευθυντών.

27. Συγχωνεύσεις και πωλήσεις θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της ολικά ενοποιούμενης θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της Εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω ενδοομιλική μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματα της Τραπέζης.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 1,7 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Δεν προέκυψε αποτέλεσμα από την πώληση της συμμετοχής στην εν λόγω εταιρία, η οποία εμφανιζόταν στις οικονομικές καταστάσεις της 31.12.2005 στο λογαριασμό «Στοιχεία Ενεργητικού προς πώληση» και ανήρχετο σε € 1.755 χιλ.

γ) Την 24.2.2006 μεταβιβάσθηκε το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού κεφαλαίου της Εταιρίας σε τρίτους έναντι € 2 εκατ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 1,6 εκατ.

δ) Την 31.5.2006 κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha ΑΕ Συμμετοχών & Επενδύσεων από την επίσης θυγατρική Alpha ΑΕ Επενδυτικών Συμμετοχών. Στο νέο μετοχικό κεφάλαιο της εταιρίας που προέκυψε μετά τη συγχώνευση η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

ε) Την 31.5.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank A.E. από την εξαγορασθείσα το 2005 Jubanka a.d. Beograd, η οποία την 1.6.2006 μετονομάσθη σε Alpha Bank a.d. Beograd. Συνεπεία της εν λόγω συγχωνεύσεως επαυξήθηκε η αξία κτήσεως της συμμετοχής της Τραπέζης στην Alpha Bank a.d. Beograd κατά Ευρώ 22.928 χιλ.

στ) Την 14.6.2006 έγινε η μεταβίβαση σε τρίτους, του συνόλου της συμμετοχής της Τραπέζης στην εταιρία Geosynthesis A.E., ήτοι ποσοστό 20% του κεφαλαίου, έναντι ποσού € 13,8 χιλ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 13,8 χιλ.

28. Γεγονότα μεταγενέστερα των οικονομικών καταστάσεων

α) Η Τράπεζα δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη μέχρι την 31.12.2005 σε αγορά 8.398.426 ιδίων μετοχών που αντιστοιχούσαν σε ποσοστό 2,88% του μετοχικού κεφαλαίου.

Με απόφαση της από 18.4.2006 Τακτικής Γενικής Συνελεύσεως των Μετόχων, η Τράπεζα δύναται να προβεί, έως και την 17.4.2007, σε αγορά ιδίων μετοχών, μέχρι ποσοστού 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου

Το Διοικητικό Συμβούλιο της Τραπέζης, στην από 18.7.2006 συνεδρίασή του, αποφάσισε τη λήξη στις 20.7.2006, της εν ισχύι από 22.5.2006 έως 20.10.2006 περιόδου αγοράς ιδίων μετοχών και την έναρξη νέας περιόδου, κατά το χρονικό διάστημα 21.7.2006 έως και 17.4.2007, για αγορά έως 6.230.552 ιδίων μετοχών, με κατώτατη και ανώτατη τιμή αγοράς € 3,90 και € 26,00 ανά μετοχή αντιστοίχως.

Βάσει του εγκριθέντος από την Τακτική Γενική Συνέλευση των μετόχων της 18.4.2006 προγράμματος επαναγοράς μετοχών έτους 2006, η Τράπεζα έχει προβεί στο διάστημα από 3.7.2006 έως και 20.7.2006 σε αγορά 1.359.723 μετοχών, με αξία κτήσεως € 25.800 (€ 18,97 ανά μετοχή).

Το σύνολο των ιδίων μετοχών της Τραπέζης, την 20.7.2006 ανήρχετο σε 17.757.796, ήτοι 4,36% του καταβεβλημένου μετοχικού κεφαλαίου.

β) Συνεχίζεται η διερευνητική διαδικασία για την εξεύρεση υποψηφίων αγοραστών της ξενοδοχειακής μονάδος Hilton Ρόδου, της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.

γ) Την 30.12.2005, τα Διοικητικά Συμβούλια των εταιριών Alpha ΑΕΔΑΚ και Alpha Asset Management Α.Ε.Π.Ε.Υ. απεφάσισαν την έναρξη των διαδικασιών συγχωνεύσεως των δύο εταιριών, δι'απορροφήσεως της δεύτερης από την πρώτη, με ημερομηνία ισολογισμού μετασχηματισμού την 31.12.2005. Οι συγχωνευόμενες εταιρίες είναι θυγατρικές της Alpha Bank, κατά ποσοστό 100% εκάστη. Η διαδικασία συγχωνεύσεως αναμένεται να ολοκληρωθεί εντός της χρήσεως 2006.

Αθήναι, 27 Ιουλίου 2006

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. Ξ 347245

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 30.06.2006

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
27 ΙΟΥΛΙΟΥ 2006

Πίνακας περιεχομένων

Ενεργητικό

Υποχρεώσεις

Καθαρή θέση

Πρόσθετες πληροφορίες

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Επισκόπησης Ορκωτών Ελεγκτών

Προς τους Μετόχους της
Alpha Bank A.E.

Επισκοπήσαμε τον συνημμένο ενδιάμεσο ενοποιημένο συνοπτικό Ισολογισμό της Alpha Bank A.E. (η Τράπεζα) της 30 Ιουνίου 2006 και τις ενδιάμεσες ενοποιημένες συνοπτικές καταστάσεις Αποτελεσμάτων, Μεταβολών Καθαρής Θέσης και Ταμιακών Ροών για την εξάμηνη περίοδο που έληξε την ημερομηνία αυτή, και τις επεξηγηματικές σημειώσεις (ενδιάμεση οικονομική πληροφόρηση). Η ενδιάμεση οικονομική πληροφόρηση είναι ευθύνη της Διοίκησης της Τράπεζας. Η δική μας ευθύνη αφορά την έκδοση έκθεσης επί αυτής της ενδιάμεσης οικονομικής πληροφόρησης με βάση την επισκόπησή μας.

Διενεργήσαμε την επισκόπησή μας σύμφωνα με το Διεθνές Πρότυπο 2400 περί Ελεγκτικού Έργου Επισκόπησης, όπως προβλέπεται από τα Ελληνικά Ελεγκτικά Πρότυπα. Η επισκόπηση περιορίζεται κυρίως σε αναζήτηση πληροφοριών από το προσωπικό της Τράπεζας και σε αναλυτικές διαδικασίες που εφαρμόζονται στα οικονομικά δεδομένα και έτσι παρέχεται λιγότερη διασφάλιση από έναν έλεγχο. Δεν διενεργήσαμε έλεγχο και συνεπώς, δεν εκφράζουμε γνώμη ελέγχου.

Βασιζόμενοι στην επισκόπησή μας, δεν έχει περιέλθει στην αντίληψή μας οτιδήποτε το οποίο μας αναγκάζει να πιστεύουμε ότι η συνημμένη ενδιάμεση οικονομική πληροφόρηση δεν έχει συνταχθεί από κάθε ουσιαστική άποψη, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34).

Αθήνα, 27 Ιουλίου 2006
KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου, Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Βουνισέας, Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2006	Από 1 Ιανουαρίου έως 30.6.2005	Από 1 Απριλίου έως 30.6.2006	Από 1 Απριλίου έως 30.6.2005
Τόκοι και εξομοιούμενα έσοδα		1.231.513	862.421	637.354	446.773
Τόκοι και εξομοιούμενα έξοδα		(534.282)	(279.594)	(282.765)	(144.315)
Καθαρό έσοδο από τόκους	2	697.231	582.827	354.589	302.458
Έσοδα από αμοιβές και προμήθειες		205.722	174.227	105.661	90.059
Προμήθειες έξοδα		(11.542)	(10.853)	(6.108)	(5.929)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	194.180	163.374	99.553	84.130
Έσοδα από μερίσματα	4	2.671	2.516	2.485	2.385
Αποτελέσματα χρηματοοικονομικών πράξεων	5	30.473	4.571	5.509	(10.296)
Λοιπά έσοδα	6	46.148	56.252	27.287	35.396
		79.292	63.339	35.281	27.485
Σύνολο εσόδων		**970.703**	**809.540**	**489.423**	**414.073**
Αμοιβές και έξοδα προσωπικού	7	(241.695)	(225.286)	(122.161)	(113.223)
Γενικά διοικητικά έξοδα	8	(172.487)	(146.662)	(91.316)	(76.841)
Αποσβέσεις	15,16,17	(31.611)	(31.393)	(15.544)	(15.986)
Λοιπά έξοδα		(907)	(1.238)	(689)	(948)
Σύνολο εξόδων		**(446.700)**	**(404.579)**	**(229.710)**	**(206.998)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(130.510)	(124.216)	(65.610)	(58.885)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	14	(137)	(1.149)	115	100
Κέρδη πριν το φόρο		**393.356**	**279.596**	**194.218**	**148.290**
Φόρος εισοδήματος	10	(86.362)	(55.589)	(38.367)	(25.867)
Καθαρά κέρδη μετά το φόρο		**306.994**	**224.007**	**155.851**	**122.423**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης		305.865	222.104	155.199	121.407
Κέρδη αναλογούντα στους τρίτους		1.129	1.903	652	1.016
Καθαρά κέρδη ανά μετοχή:	11				
Βασικά κέρδη ανά μετοχή (€)		0,77	0,55	0,39	0,30
Προσαρμοσμένα κέρδη ανά μετοχή (€)		0,77	0,55	0,39	0,30

Οι επισυναπτόμενες σημειώσεις (σελ. 10-37) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ενοποιημένος ισολογισμός

	Σημείωση	30.6.2006	31.12.2005
		(Ποσά σε χιλιάδες ευρώ)	
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε κεντρικές τράπεζες	12	2.890.154	2.202.382
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		3.307.436	4.775.229
Αξιόγραφα χαρτοφυλακίου συναλλαγών		152.523	122.638
Παράγωγα χρηματοοικονομικά μέσα		226.866	138.997
Δάνεια και απαιτήσεις κατά πελατών	13	29.843.808	27.356.543
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση		8.260.406	7.745.062
Επενδύσεις σε συγγενείς εταιρίες	14	10.581	11.389
Επενδύσεις σε ακίνητα	15	28.491	29.550
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	16	941.245	937.973
Υπεραξία και λοιπά άυλα πάγια	17	107.189	107.436
Αναβαλλόμενες φορολογικές απαιτήσεις	18	254.986	202.519
Λοιπά στοιχεία ενεργητικού		361.102	285.258
		46.384.787	43.914.976
Στοιχεία ενεργητικού προς πώληση	19	90.888	92.070
Σύνολο Ενεργητικού		**46.475.675**	**44.007.046**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		7.940.081	8.128.599
Παράγωγα χρηματοοικονομικά μέσα		230.618	140.236
Υποχρεώσεις προς πελάτες	20	22.242.729	21.644.804
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	21	11.022.112	9.192.626
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		96.633	128.202
Αναβαλλόμενες φορολογικές υποχρεώσεις	18	86.542	23.857
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		564.124	561.748
Λοιπές υποχρεώσεις		994.190	743.372
Προβλέψεις		340.758	317.871
		43.517.787	40.881.315
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση		-	3.047
Σύνολο Υποχρεώσεων		**43.517.787**	**40.884.362**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	22	1.589.972	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		125.685	125.685
Αποθεματικά		276.954	324.297
Αποτελέσματα εις νέον	22	356.068	506.985
Ίδιες μετοχές	22	(277.800)	(188.316)
		2.070.879	**2.224.669**
Δικαιώματα τρίτων		**46.299**	**53.069**
Υβριδικά κεφάλαια	23	**840.710**	**844.946**
Σύνολο Καθαρής Θέσεως		**2.957.888**	**3.122.684**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**46.475.675**	**44.007.046**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-37) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση μεταβολών της καθαρής θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.1.2005	**1.274.272**	**-**	**365.095**	**366.091**	**(18.873)**	**1.986.585**	**63.508**	**297.353**	**2.347.446**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.6.2005									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			624			624			624
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			11.823			11.823			11.823
Λοιπά				9		9			9
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			12.447	9		12.456			12.456
Αποτέλεσμα περιόδου				222.104		222.104	1.903		224.007
Σύνολο αποτελέσματος	-	-	12.447	222.113	-	234.560	1.903	-	236.463
Απορρόφηση της πρώην ΔΕΛΤΑ SINGULAR	23.449	125.685				149.134			149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	562			(562)		-			-
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε €5	157.735			(157.735)					-
Έκδοση υβριδικών τίτλων								588.000	588.000
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες				(4.388)		(4.388)	618		(3.770)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων					(11.293)	(11.293)		(47.149)	(58.442)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.104			1.104			1.104
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας				(174.064)		(174.064)	(1.076)		(175.140)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(7.265)		(7.265)			(7.265)
Σχηματισμός αποθεματικών			1.526	(1.526)		-			-
Υπόλοιπο 30.6.2005	**1.456.018**	**125.685**	**380.172**	**242.664**	**(30.166)**	**2.174.373**	**64.953**	**838.204**	**3.077.530**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.7.2005	**1.456.018**	**125.685**	**380.172**	**242.664**	**(30.166)**	**2.174.373**	**64.953**	**838.204**	**3.077.530**
Μεταβολές στην καθαρή θέση περιόδου 1.7-31.12.2005									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(39.186)			(39.186)			(39.186)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(3.982)			(3.982)			(3.982)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(13.772)			(13.772)			(13.772)
Λοιπά				(862)		(862)			(862)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(56.940)	(862)		(57.802)			(57.802)
Αποτέλεσμα περιόδου				280.070		280.070	1.793		281.863
Σύνολο αποτελέσματος	-	-	(56.940)	279.208	-	222.268	1.793		224.061
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστών συμμετοχής σε υφιστάμενες θυγατρικές				(8.413)		(8.413)	(13.269)		(21.682)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων					(158.150)	(158.150)		6.742	(151.408)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.141			1.141			1.141
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας							(408)		(408)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(6.550)		(6.550)			(6.550)
Σχηματισμός αποθεματικών			(76)	76		-			-
Υπόλοιπο 31.12.2005	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.6.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(83.365)			(83.365)			(83.365)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			(16.821)			(16.821)			(16.821)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			5.900			5.900			5.900
Λοιπά				538		538			538
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(94.286)	538		(93.748)			(93.748)
Αποτέλεσμα περιόδου				305.865		305.865	1.129		306.994
Σύνολο αποτελέσματος	-	-	(94.286)	306.403		212.117	1.129		213.246
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)					-
Μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες				(406)		(406)	(6.510)		(6.916)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				679	(89.484)	(88.805)		(4.236)	(93.041)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			2.582			2.582			2.582
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας				(237.556)		(237.556)	(1.389)		(238.945)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(41.722)		(41.722)			(41.722)
Σχηματισμός αποθεματικών			44.361	(44.361)		-			-
Υπόλοιπο 30.6.2006	**1.589.972**	**125.685**	**276.954**	**356.068**	**(277.800)**	**2.070.879**	**46.299**	**840.710**	**2.957.888**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-37) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2006	30.6.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		393.356	279.596
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	15,16	22.008	22.723
Αποσβέσεις αΰλων παγίων	17	9.603	8.669
Απομειώσεις δανείων και προβλέψεις		137.168	134.319
Κέρδη (ζημίες) από επενδυτικές δραστηριότητες		(43.758)	(14.112)
Κέρδη (ζημίες) από χρηματοδοτικές δραστηριότητες		50.498	14.716
Αναλογία κερδών (ζημιών) από συγγενείς επιχειρήσεις	14	137	1.149
		569.012	447.060
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(1.521.752)	553.531
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(117.755)	(211.902)
Δανείων και απαιτήσεων κατά πελατών		(2.603.544)	(2.150.618)
Λοιπών στοιχείων Ενεργητικού		(74.659)	(8.181)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων σε πιστωτικά ιδρύματα		(188.518)	4.423.284
Υποχρεώσεων από παράγωγα		90.382	(67.929)
Υποχρεώσεων σε πελάτες		2.442.332	1.643.848
Λοιπών Υποχρεώσεων		229.779	184.455
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(1.174.723)	4.813.548
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(107.692)	(155.104)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(1.282.415)**	**4.658.444**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες		(7.102)	(132.422)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		2.523	-
Εισπραχθέντα μερίσματα	4	2.671	2.516
Αγορές παγίων	15,16,17	(34.615)	(25.376)
Πωλήσεις παγίων		3.016	1.314
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		(595.154)	(511.850)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(628.661)**	**(665.818)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(235.086)	(168.051)
Αγορές ιδίων μετοχών		(86.025)	(11.293)
Έκδοση δανείων		-	186.524
Αποπληρωμή δανείων		(30.014)	(15.035)
Έκδοση υβριδικών τίτλων		-	540.851
Αγορές υβριδικών τίτλων		(4.236)	-
Πληρωθέντα μερίσματα υβριδικών τίτλων		(41.722)	(7.265)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(397.083)**	**525.731**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		5.900	11.823
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(2.302.259)**	**4.530.180**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	12	**5.665.814**	**5.568.384**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	12	**3.363.555**	**10.098.564**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-37) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Γενικές πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19 Απριλίου 2005, λήγει το 2010 και η σύνθεσή του έχει ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Ανδρέας Λ. Κανελλόπουλος

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γιώργος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**
Μηνάς Γ. Τάνες*

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου
	Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη
	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 30η Ιουνίου 2006 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, ανήρχετο την 30.6.2006 σε 407.685.052 τεμάχια, ως αποτέλεσμα της αυξήσεως του μετοχικού κεφαλαίου και της διανομής δωρεάν 116.481.444 μετοχών με κεφαλαιοποίηση κερδών παρελθουσών χρήσεων, που πραγματοποιήθηκε κατ' εφαρμογή της από 18 Απριλίου 2006 αποφάσεως της Γενικής Συνελεύσεως των μετόχων. Η διαπραγμάτευση των νέων μετοχών ξεκίνησε την 24 Μαΐου 2006.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' εξάμηνο του 2006, σε 1.240.000 τεμάχια, κατά μέσο όρο περίπου, ανά συνεδρίαση.

Η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 27ης Ιουλίου 2006.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.6.2006 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34 περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.6.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες ενοποιημένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2006:

1.1 Τροποποίηση ΔΛΠ 19, «Παροχές σε εργαζομένους» (Κανονισμός 1910/8.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, το πρότυπο 19 παρέχει δυνατότητα νέου χειρισμού όσον αφορά την καταχώρηση των αναλογιστικών κερδών και ζημιών ορισμένων προγραμμάτων συνταξιοδοτικών παροχών.

Επιτρέπει την πλήρη καταχώρηση των αναλογιστικών κερδών και ζημιών απευθείας σε λογαριασμό της καθαρής θέσεως. Διευκρινίζει επίσης τον τρόπο με τον οποίο οι οικονομικές μονάδες ενός ομίλου πρέπει να λαμβάνουν υπόψη ορισμένα προγράμματα παροχών σε εργαζομένους στις οικονομικές τους καταστάσεις και επιβάλλει τη γνωστοποίηση συμπληρωματικών πληροφοριών.

Ο Όμιλος δεν αναθεώρησε τις υφιστάμενες λογιστικές αρχές αναγνώρισης των υποχρεώσεων σε ότι αφορά τις παροχές σε εργαζομένους.

1.2 Τροποποίηση ΔΛΠ 39, Δικαίωμα αποτίμησης στην εύλογη αξία (fair value option) (Κανονισμός 1864/15.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται η, υπό προϋποθέσεις, κατηγοριοποίηση των χρηματοοικονομικών μέσων, κατά την αρχική τους αναγνώριση, ως αποτιμωμένων στην εύλογη αξία με καταχώρηση της μεταβολής της εύλογης αξίας στα αποτελέσματα (fair value option).

Ο Όμιλος δεν χρησιμοποίησε την παραπάνω δυνατότητα στις παρούσες οικονομικές καταστάσεις.

1.3 Τροποποίηση ΔΛΠ 39, περί αρχών αναγνώρισης και αποτίμησης χρηματοοικονομικών μέσων (Κανονισμός 2106/21.12.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται στις οικονομικές μονάδες, να ορίζουν, υπό ορισμένες συνθήκες, μια αναμενόμενη ενδοεταιρική συναλλαγή εκφραζόμενη σε ξένο νόμισμα, ως το αντισταθμιζόμενο στοιχείο στις ενοποιημένες οικονομικές καταστάσεις.

Δεν υπάρχουν κατά την 30.6.2006, αναμενόμενες συναλλαγές μεταξύ των εταιριών τού Ομίλου, οι οποίες θα μπορούσαν να θεωρηθούν ως αντισταθμιζόμενα στοιχεία.

1.4 Τροποποιήσεις στα ΔΛΠ 39 και ΔΠΧΠ 4, περί ασφαλιστηρίων συμβολαίων (Κανονισμός 108/27.1.2006)

Οι τροποποιήσεις αυτές σκοπό έχουν να εξασφαλίσουν ότι οι εκδότες συμβολαίων χρηματοοικονομικής εγγύησης περιλαμβάνουν τις προκύπτουσες υποχρεώσεις στον ισολογισμό τους. Συγκεκριμένα ο εκδότης ενός τέτοιου συμβολαίου πρέπει αρχικά να το αναγνωρίσει στην εύλογη αξία (εκτός αν θεωρηθεί ασφαλιστήριο συμβόλαιο) και στη συνέχεια να το αποτιμήσει στο υψηλότερο ποσό μεταξύ:

(i) του ποσού που προκύπτει με βάση τις αρχές που ορίζονται από το ΔΛΠ 37 περί Προβλέψεων και

(ii) του ποσού που αρχικά αναγνωρίστηκε, μειωμένο κατά το ποσό που ήδη έχει καταχωρηθεί ως έσοδο, σύμφωνα με το ΔΛΠ 18 περί αναγνώρισης των Εσόδων.

Οι ανωτέρω τροποποιήσεις δεν είχαν σημαντική επίπτωση στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου.

1.5 Τροποποίηση στο ΔΛΠ 21, περί των επιδράσεων των μεταβολών στις τιμές συναλλάγματος (Κανονισμός 708/8.5.2006)

Με την εν λόγω τροποποίηση επιτρέπεται η απευθείας καταχώρηση στην ενοποιημένη καθαρή θέση, των συναλλαγματικών διαφορών που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες του εξωτερικού, ακόμα και όταν αυτά τα στοιχεία είναι εκφρασμένα σε νόμισμα διαφορετικό από το λειτουργικό νόμισμα των αντισυμβαλλόμενων εταιριών του Ομίλου.

Την 30.6.2006, δεν υπήρχαν στις εταιρίες του Ομίλου νομισματικά στοιχεία τα οποία να θεωρούνται μέρος της καθαρής επένδυσης σε αλλοδαπές οικονομικές μονάδες.

Διερμηνεία 4 « Προσδιορισμός των συμφωνιών που περιέχουν μίσθωση».

Διερμηνεία 5 «Δικαιώματα από συμμετοχές σε ταμεία απενεργοποίησης αποκατάστασης και περιβαλλοντικής προστασίας» (Κανονισμός 1910/8.11.2005).

Διερμηνεία 6 «Υποχρεώσεις που απορρέουν από τη συμμετοχή σε συγκεκριμένη αγορά - Απόβλητα ειδών ηλεκτρικού και ηλεκτρονικού εξοπλισμού» (Κανονισμός 108/27.1.2006)

Από την υιοθέτηση των Διερμηνειών 4, 5 και 6 δεν προέκυψε ουσιώδης επίπτωση στις ενοποιημένες οικονομικές καταστάσεις.

Εκτός των τροποποιήσεων των Προτύπων και των νέων Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 27.1.2006, υιοθέτησε μέσω του Κανονισμού 108/2006, το Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», καθώς και τις αλλαγές που αυτό επέφερε στα υπόλοιπα Πρότυπα.
Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, έχουν υποχρεωτική εφαρμογή για τις χρήσεις που αρχίζουν μετά την 1.1.2007 και αναμένεται να επιφέρουν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα.

Επίσης την 8.5.2006, μέσω του Κανονισμού 708/2006, υιοθετήθηκε η Διερμηνεία 7, «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών», η οποία δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου.

Τέλος, το IASB έχει εκδώσει τις Διερμηνείες 8, 9 και 10, οι οποίες πρέπει να εφαρμοσθούν υποχρεωτικά για χρήσεις που ξεκινούν μετά την 1.5.2006, 1.6.2006 και 1.11.2006 αντίστοιχα και δεν έχουν ακόμα υιοθετηθεί από την Ευρωπαϊκή Ένωση, ούτε η εφαρμογή τους αναμένεται να έχει σημαντικές επιπτώσεις στις οικονομικές καταστάσεις του Ομίλου.

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία ενεργητικού και υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2006, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2006, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	53.673	73.196	27.613	34.027
Από επενδύσεις σε χρεόγραφα	126.828	44.079	65.784	23.578
Από δάνεια και απαιτήσεις κατά πελατών	927.131	726.795	481.575	375.300
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(83.360)	(34.747)	(45.840)	(20.706)
Από υποχρεώσεις προς πελάτες	(156.313)	(121.028)	(81.077)	(60.448)
Από ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	(143.434)	(89.293)	(74.712)	(47.781)
Λοιποί	(27.294)	(16.175)	(18.754)	(1.512)
Σύνολο	**697.231**	**582.827**	**354.589**	**302.458**

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Χορηγήσεων	28.918	23.410	16.717	12.060
Εγγυητικών επιστολών	18.133	16.977	8.757	8.506
Εισαγωγών-εξαγωγών	10.271	9.507	5.199	4.782
Πιστωτικών καρτών	20.404	19.550	11.746	11.224
Συναλλαγών	41.868	39.514	21.507	21.183
Αμοιβαίων κεφαλαίων	33.422	24.529	16.067	12.686
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	2.744	5.895	475	3.159
Λοιπές	38.420	23.992	19.085	10.530
Σύνολο	**194.180**	**163.374**	**99.553**	**84.130**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Μετοχών διαθεσίμων προς πώληση	2.671	2.516	2.485	2.385
Σύνολο	**2.671**	**2.516**	**2.485**	**2.385**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Από συναλλαγματικές διαφορές	18.407	7.589	5.823	4.031
Από χρεόγραφα εμπορικού χαρτοφυλακίου	(8.024)	(5.053)	(7.505)	(5.374)
Από χρεόγραφα διαθέσιμα προς πώληση	22.686	105	9.836	(4.147)
Από λοιπά χρηματοοικονομικά μέσα	(2.596)	1.930	(2.645)	(4.806)
Σύνολο	**30.473**	**4.571**	**5.509**	**(10.296)**

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Από ασφαλιστικές δραστηριότητες	16.494	15.386	9.824	6.270
Από ξενοδοχειακές δραστηριότητες	21.512	19.402	12.616	11.598
Από ενοίκια λειτουργικής μίσθωσης	2.232	1.621	1.127	950
Από πώληση παγίων	1.244	785	1.094	387
Υπεραξία από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	7.695	-	7.695
Λοιπά	4.666	11.363	2.626	8.496
Σύνολο	46.148	56.252	27.287	35.396

Ειδικότερα τα έσοδα από ασφαλιστικές δραστηριότητες αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Γενικές Ασφαλίσεις				
Ασφάλιστρα και άλλα συναφή έσοδα	48.643	46.452	25.482	21.558
Μείον:				
Αντασφάλιστρα	(20.080)	(19.368)	(11.191)	(9.224)
Προμήθειες παραγωγής	(2.600)	(2.490)	(1.223)	(852)
Αποζημιώσεις ασφαλισμένων	(17.054)	(19.711)	(7.476)	(10.206)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	6.325	7.838	3.006	4.195
Αποτέλεσμα από γενικές ασφαλίσεις	15.234	12.721	8.598	5.471
Ασφαλίσεις Ζωής				
Ασφάλιστρα και άλλα συναφή έσοδα	33.167	31.513	17.394	12.908
Μείον:				
Αντασφάλιστρα	(1.851)	(1.641)	(799)	(488)
Προμήθειες παραγωγής	(5.237)	(4.747)	(2.634)	(1.998)
Αποζημιώσεις ασφαλισμένων	(25.370)	(22.848)	(12.925)	(9.946)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	551	388	190	323
Αποτέλεσμα από ασφαλίσεις ζωής	1.260	2.665	1.226	799
Σύνολο	16.494	15.386	9.824	6.270

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Μισθοί και ημερομίσθια	157.196	146.653	79.667	74.189
Εισφορές κοινωνικής ασφάλισης	44.267	40.559	21.454	19.123
Έξοδα προγραμμάτων καθορισμένων παροχών	26.398	25.196	13.171	13.724
Λοιπές επιβαρύνσεις	13.834	12.878	7.869	6.187
Σύνολο	241.695	225.286	122.161	113.223

Στις αμοιβές και έξοδα προσωπικού της 30.6.2006 συμπεριλαμβάνεται ποσό € 2.582 (30.6.2005: € 1.105) που αφορά κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό.

Ο αριθμός του απασχολουμένου προσωπικού στον Όμιλο κατά την 30.6.2006 ήταν 11.911 (30.6.2005: 11.623) άτομα. Εξ αυτών 8.365 (30.6.2005: 8.512) άτομα εργάζονταν στο εσωτερικό και 3.546 (30.6.2005: 3.111) άτομα εργάζονταν στο εξωτερικό.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Λειτουργικές μισθώσεις κτηρίων	14.020	12.342	7.147	6.305
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	11.243	9.643	6.271	4.756
Δαπάνες μηχανογραφήσεως	17.892	14.904	9.199	7.650
Έξοδα προβολής και διαφημίσεως	17.859	12.196	10.927	7.773
Τηλεφωνικά-ταχυδρομικά	12.818	11.470	7.093	6.234
Αμοιβές τρίτων	15.327	12.619	8.908	7.284
Παροχή οικονομικών πληροφοριών από τρίτους	4.246	3.876	2.488	2.083
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	6.373	5.684	3.490	3.052
Ασφάλιστρα	4.775	5.981	3.175	2.868
Υλικά γραφείου	3.651	2.582	1.925	1.378
Δαπάνες ηλεκτρικής ενέργειας	3.631	3.208	1.825	1.689
Αμοιβές τρίτων για εξεύρεση πελατείας	4.689	2.059	2.145	1.367
Λοιπά γενικά έξοδα διοικήσεως	38.168	34.153	17.682	16.208
Φόροι	17.795	15.945	9.041	8.194
Σύνολο	**172.487**	**146.662**	**91.316**	**76.841**

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	117.128	128.432	66.429	62.112
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946	-	-	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(1.564)	(4.216)	(819)	(3.227)
Σύνολο	**130.510**	**124.216**	**65.610**	**58.885**

10. Φόρος εισοδήματος

Ο συντελεστής φορολογίας εισοδήματος, για τις Ανώνυμες εταιρίες με έδρα την Ελλάδα, για τη χρήση 2006 είναι 29% (2005: 32%). Για την Τράπεζα οι συντελεστές αυτοί είναι μειωμένοι κατά 5 και 10 ποσοστιαίες μονάδες αντίστοιχα (2006 :24% και 2005: 22%), λόγω συγχωνεύσεως δι' απορροφήσεως από την Τράπεζα της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π. (Ν. 2992/2002 άρθρο 9).

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Τρέχων Φόρος	76.122	48.714	31.531	22.442
Αναβαλλόμενος	10.240	6.875	6.836	3.425
Σύνολο φόρου εισοδήματος	**86.362**	**55.589**	**38.367**	**25.867**

Η διαφορά του φόρου μεταξύ των δύο εξαμήνων οφείλεται, κυρίως, στα αυξημένα κέρδη της περιόδου 1.1 – 30.6.2006 και στην αύξηση του φορολογικού συντελεστή της Τραπέζης, όπως αναφέρεται ανωτέρω.

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Αποσβέσεις παγίων περιουσιακών στοιχείων	5.239	5.905	2.865	3.165
Δάνεια και απαιτήσεις	(8.807)	(676)	(537)	687
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	222	(3.174)	38	(3.970)
Αποτίμηση παραγώγων	6.560	(1.077)	(1.113)	7.066
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	766	1.266	736	578
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	7.084	839	4.663	(7.809)
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	(11)	(618)	425	(382)
Λοιπές προσωρινές διαφορές	(813)	4.410	(241)	4.090
Σύνολο	**10.240**	**6.875**	**6.836**	**3.425**

11. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης (σε € χιλ.)	305.865	222.104	155.199	121.407
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	395.233.162	402.064.290	394.556.726	402.042.884
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	0,77	0,55	0,39	0,30

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου. Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως. Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης (σε € χιλ.)	305.865	222.104	155.199	121.407
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	395.233.162	402.064.290	394.556.726	402.042.884
Προσαρμογή για δικαιώματα προαιρέσεως	974.168	591.610	1.017.119	638.359
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	396.207.330	402.655.900	395.573.845	402.681.243
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	0,77	0,55	0,39	0,30

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-30.6.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	30.6.2006	31.12.2005
Ταμείο	256.753	305.144
Επιταγές εισπρακτέες	59.914	53.727
Διαθέσιμα σε Κεντρικές Τράπεζες	2.573.487	1.843.511
Σύνολο	**2.890.154**	**2.202.382**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	1.460.204	1.202.541

Ταμείο και ταμειακά ισοδύναμα όπως εμφανίζονται στην κατάσταση ταμειακών ροών

	30.6.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.429.950	999.841
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	1.659.603	2.148.476
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	274.002	2.517.497
Σύνολο	**3.363.555**	**5.665.814**

Το ταμείο και ταμειακά ισοδύναμα, που εμφανίζονται στην κατάσταση ταμειακών ροών, της περιόδου 1.1-30.6.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα με τα αντίστοιχα της περιόδου 1.1-30.6.2006.
Η αναμόρφωση αφορά τον μη υπολογισμό, στα ταμειακά ισοδύναμα, των δεσμευμένων καταθέσεων σε Κεντρικές Τράπεζες.

13. Δάνεια και απαιτήσεις κατά πελατών

	30.6.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	7.778.657	6.937.685
Καταναλωτικά	2.249.070	2.029.704
Πιστωτικές κάρτες	922.749	883.605
Λοιπά δάνεια	196.208	193.181
Λοιπές απαιτήσεις	48.372	189.918
Σύνολο	11.195.056	10.234.093
Εταιρίες:		
Επιχειρηματικά δάνεια	18.207.673	16.728.566
Leasing	914.226	843.011
Factoring	309.285	386.600
Λοιπές απαιτήσεις	273.921	112.306
Σύνολο	19.705.105	18.070.483
Ασφαλιστικές δραστηριότητες:		
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	100.286	92.327
Γενικό Σύνολο	**31.000.447**	**28.396.903**
Συσσωρευμένες απομειώσεις	(1.156.639)*	(1.040.360)
Υπόλοιπο	**29.843.808**	**27.356.543**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί, κατά Α' εξάμηνο 2006, πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 1.171.585.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	30.6.2006	31.12.2005
Έως ένα (1) έτος	321.966	299.764
Από ένα (1) έτος έως και πέντε (5) έτη	452.262	411.707
Πέραν των πέντε (5) ετών	390.593	331.601
	1.164.821	1.043.072
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(250.595)	(200.061)
Σύνολο	**914.226**	**843.011**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	30.6.2006	31.12.2005
Έως ένα (1) έτος	276.110	260.462
Από ένα (1) έτος έως και πέντε (5) έτη	342.216	320.666
Πέραν των πέντε (5) ετών	295.900	261.883
Σύνολο	**914.226**	**843.011**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	**757.951**
Προβλέψεις από εξαγορά Jubanka	59.654
Συναλλαγματικές διαφορές	530
Ζημίες απομειώσεως περιόδου (σημείωση 9)	128.432
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(14.907)
Προβλέψεις από απορρόφηση της ΔΕΛΤΑ SINGULAR Α.Ε.Π.	7.566
Υπόλοιπο 30.6.2005	**939.226**
Συναλλαγματικές διαφορές	1.621
Ζημίες απομειώσεως περιόδου	133.265
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(33.752)
Υπόλοιπο 31.12.2005	**1.040.360**
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	33.831
Συναλλαγματικές διαφορές	(430)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	117.128
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(34.250)
Υπόλοιπο 30.6.2006	**1.156.639**

14. Επενδύσεις σε συγγενείς εταιρίες

	1.1-30.6.2006	1.1-31.12.2005
Υπόλοιπο αρχής περιόδου	11.389	107.363
Αγορές	104	837
Μερίσματα εισπραχθέντα	(144)	(163)
Πώληση Τουριστικής Εταιρίας Λέσβου Α.Ε.	(631)	-
Συγχώνευση Δέλτα Singular Α.Ε.Π.		(96.524)
Απομειώσεις αξίας	(41)	(105)
Αναλογία στα κέρδη (ζημίες)	(96)	(19)
Υπόλοιπο τέλους περιόδου	**10.581**	**11.389**

Οι συγγενείς εταιρίες του Ομίλου είναι οι εξής:

	Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 30.6.2006	31.12.2005
α.	Τουριστική Εταιρία Λέσβου Α.Ε. *	Ελλάδα	-	24,99
β.	Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
γ.	Icap A.E.	Ελλάδα	26,96	26,96
δ.	Γαιογνώμων Α.Ε.	Ελλάδα	20,00	20,00
ε.	Propindex A.E. **	Ελλάδα	14,72	13,82
στ.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος ***	Ελλάδα	50,00	50,00
ζ..	A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
η.	Geosynthesis A.E. ****	Ελλάδα	-	20,00

* Η Τουριστική Εταιρία Λέσβου Α.Ε. πωλήθηκε εντός του πρώτου τριμήνου του 2006 (σημείωση 29, παράγραφος γ).

** Στην εταιρία συμμετέχει με ποσοστό 22,58% η θυγατρική εταιρία της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε.

*** Η εταιρία είναι μη κερδοσκοπικού χαρακτήρα.

**** Η Geosynthesis A.E. πουλήθηκε εντός του πρώτου εξαμήνου 2006 (σημείωση 29 παράγραφος στ)

Κατωτέρω αναλύεται η αναλογία του Ομίλου επί των κερδών/ζημιών εκάστης συγγενούς εταιρίας.

	Επωνυμία εταιρίας	Ίδια κεφάλαια	Αποτέλεσμα περιόδου μετά από φόρους	Σύνολο	Αναλογία κερδών/ (ζημιών) 30.6.2006	Απομει-ώσεις	Σύνολο κερδών/ (ζημιών) 30.6.2006
α.	Εβισάκ Α.Ε.	2.950	35	2.985	9	(41)	(32)
β.	Icap A.E.	18.256	866	19.122	230		230
γ.	Γαιογνώμων Α.Ε.	1.224	-	1.224	-		-
δ.	Propindex A.E.	61	(6)	55	(1)		(1)
ε.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	147	-	147	-		-
στ.	A.L.C. Novelle Investments Ltd	14.480	(998)	13.482	(334)		(334)
	Σύνολο	**37.118**	**(103)**	**37.015**	**(96)**	**(41)**	**(137)**

15. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	30.309
Συσσωρευμένες αποσβέσεις	(2.950)
Αναπόσβεστη αξία 1.1.2005	27.359
1.1.2005-30.6.2005	
Αναπόσβεστη αξία 1.1.2005	27.359
Συναλλαγματικές διαφορές	6
Προσθήκες	56
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος κτήσεως)	33.606
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στο Α' εξάμηνο (αναπόσβεστο κόστος κτήσεως)	467
Μεταφορά από «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	2.501
Αποσβέσεις περιόδου	(352)
Αναπόσβεστη αξία 30.6.2005	63.643
Υπόλοιπα την 30.6.2005	
Αξία κτήσεως	70.778
Συσσωρευμένες αποσβέσεις	(7.135)

1.7.2005-31.12.2005	Οικόπεδα-Κτήρια
Αναπόσβεστη αξία 1.7.2005	63.643
Συναλλαγματικές διαφορές	(445)
Συναλλαγματικές διαφορές από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση	(24)
Προσθήκες	24
Διαθέσεις	(6)
α) Αξία κτήσεως	(6)
β) Αποσβεσμένα	-
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(33.463)
α) Αξία κτήσεως	(36.591)
β) Αποσβεσμένα	3.128
Μεταφορά από «Ιδιοχρησιμοποιούμενα πάγια»	18
Αποσβέσεις περιόδου	(197)
Αναπόσβεστη αξία την 31.12.2005	29.550
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
1.1.2006-30.6.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Προσθήκες	3
Μεταφορά σε «Ιδιοχρησιμοποιούμενα πάγια»	(1.605)
α) Αξία κτήσεως	(1.605)
β) Αποσβεσμένα	-
Μεταφορά από «Ιδιοχρησιμοποιούμενα πάγια»	730
α) Αξία κτήσεως	909
β) Αποσβεσμένα	(179)
Αποσβέσεις περιόδου	(187)
Αναπόσβεστη αξία την 30.6.2006	28.491
Υπόλοιπα την 30.6.2006	
Αξία κτήσεως	32.368
Συσσωρευμένες αποσβέσεις	(3.877)

16. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	1.050.081	10.219	301.509	1.361.809
Συσσωρευμένες αποσβέσεις	(197.739)	(8.699)	(238.604)	(445.042)
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
1.1.2005-30.6.2005				
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
Προσθήκες	5.088	180	14.472	19.740
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος)	-	530	191	721
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στο Α΄ εξάμηνο (αναπόσβεστο κόστος)	26.840	-	6.651	33.491
Συναλλαγματικές διαφορές	686	56	905	1.647
Διαθέσεις	(445)	-	(79)	(524)
α) Αξία κτήσεως	(1.106)	-	(3.375)	(4.481)
β) Αποσβεσμένα	661	-	3.296	3.957
Μεταφορά σε «Επενδύσεις σε ακίνητα»	(2.501)	-	-	(2.501)
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»	1.373	-	-	1.373
Αποσβέσεις περιόδου	(10.050)	(172)	(12.149)	(22.371)
Αναπόσβεστη αξία 30.6.2005	873.333	2.114	72.896	948.343

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 30.6.2005				
Αξία κτήσεως	1.084.641	11.282	330.518	1.426.441
Συσσωρευμένες αποσβέσεις	(211.308)	(9.168)	(257.622)	(478.098)
1.7.2005-31.12.2005				
Αναπόσβεστη αξία 1.72005	873.333	2.114	72.896	948.343
Προσθήκες	7.318	164	10.586	18.068
Συναλλαγματικές διαφορές	1.502	38	(230)	1.310
Συναλλαγματικές διαφορές από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση	(490)			(490)
Προσθήκες από εταιρίες που ενοποιούνται πρώτη φορά στη χρήση (αναπόσβεστο κόστος)	-	-	1.246	1.246
Διαθέσεις	(7.503)	-	(1.045)	(8.548)
α) Αξία κτήσεως	(10.584)	(130)	(7.470)	(18.184)
β) Αποσβεσμένα	3.081	130	6.425	9.636
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»	330	-	-	330
Μεταφορά από «Οικόπεδα-Κτήρια και Εξοπλισμό Leasing» σε «Κινητό εξοπλισμό»	(5)	-	5	-
α) Αξία κτήσεως	(319)	(7.996)	8.315	-
β) Αποσβεσμένα	314	7.996	(8.310)	-
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση» (Alpha Insurance Romania S.A.)	-	-	(28)	(28)
α) Αξία κτήσεως	-	-	(146)	(146)
β) Αποσβεσμένα	-	-	118	118
Μεταφορά σε «Επενδύσεις σε ακίνητα»	(18)	-	-	(18)
Αποσβέσεις περιόδου	(10.091)	(409)	(11.740)	(22.240)
Αναπόσβεστη αξία 31.12.2005	864.376	1.907	71.690	937.973
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
1.1.2006-30.6.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Συναλλαγματικές διαφορές	(437)	48	811	422
Προσθήκες	11.327	151	14.300	25.778
Διαθέσεις	(1.406)	-	(576)	(1.982)
α) Αξία κτήσεως	(1.829)	-	(2.827)	(4.656)
β) Αποσβεσμένα	423	-	2.251	2.674
Μεταφορά σε «Οικόπεδα-Κτήρια» από «Επενδύσεις σε ακίνητα»	1.605	-	-	1.605
α) Αξία κτήσεως	1.605	-	-	1.605
β) Αποσβεσμένα	-	-	-	-
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(730)	-	-	(730)
α) Αξία κτήσεως	(909)	-	-	(909)
β) Αποσβεσμένα	179	-	-	179
Μεταφορά από «Εξοπλισμό Leasing» σε «Κινητό εξοπλισμό»	-	-	-	-
α) Αξία κτήσεως	-	(68)	68	-
β) Αποσβεσμένα	-	68	(68)	-
Αποσβέσεις περιόδου	(9.938)	(268)	(11.615)	(21.821)
Αναπόσβεστη αξία 30.6.2006	864.797	1.838	74.610	941.245
Υπόλοιπα την 30.6.2006				
Αξία κτήσεως	1.086.255	3.489	355.164	1.444.908
Συσσωρευμένες αποσβέσεις	(221.458)	(1.651)	(280.554)	(503.663)

17. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως			108.799	108.799
Συσσωρευμένες αποσβέσεις			(77.938)	(77.938)
Αναπόσβεστη αξία 1.1.2005			30.861	30.861
1.1.2005-30.6.2005				
Αναπόσβεστη αξία 1.1.2005			30.861	30.861
Συναλλαγματικές διαφορές		55	136	191
Προσθήκες			5.580	5.580
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος)			239	239
Προσθήκες από εταιρίες που ενοποιούνται πρώτη φορά το Α΄ εξάμηνο (αναπόσβεστο κόστος κτήσεως)	57.670	18.572	10	76.252
Διαθέσεις			(5)	(5)
α) Αξία κτήσεως			(6)	(6)
β) Αποσβεσμένα			1	1
Αποσβέσεις περιόδου		(1.521)	(7.148)	(8.669)
Αναπόσβεστη αξία 30.6.2005	57.670	17.106	29.673	104.449
Υπόλοιπα την 30.6.2005				
Αξία κτήσεως	57.670	18.615	116.360	192.645
Συσσωρευμένες αποσβέσεις	-	(1.509)	(86.687)	(88.196)
1.7.2005-31.12.2005				
Αναπόσβεστη αξία 1.7.2005	57.670	17.106	29.673	104.449
Συναλλαγματικές διαφορές	(3.648)	(1.154)	(431)	(5.233)
Προσθήκες			16.021	16.021
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005	-		908	908
α) Αξία κτήσεως	-		908	908
β) Συναλλαγματικές διαφορές	-		-	0
Διαθέσεις			(8)	(8)
α) Αξία κτήσεως			(1.294)	(1.294)
β) Αποσβεσμένα			1.286	1.286
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση» (Alpha Insurance Romania S.A.)			(42)	(42)
α) Αξία κτήσεως			(168)	(168)
β) Αποσβεσμένα			126	126
Αποσβέσεις περιόδου		(1.574)	(7.085)	(8.659)
Αναπόσβεστη αξία 31.12.2005	54.022	14.378	39.036	107.436
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις	-	(3.014)	(91.191)	(94.205)

1.1.2006-30.6.2006	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	215	25	282	522
Προσθήκες			8.834	8.834
Διαθέσεις			-	-
α) Αξία κτήσεως			(39)	(39)
β) Αποσβεσμένα			39	39
Αποσβέσεις περιόδου		(1.619)	(7.984)	(9.603)
Αναπόσβεστη αξία 30.6.2006	54.237	12.784	40.168	107.189
Υπόλοιπα την 30.6.2006				
Αξία κτήσεως	54.237	17.463	140.165	211.865
Συσσωρευμένες αποσβέσεις	-	(4.679)	(99.997)	(104.676)

18. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	Από 1 Ιανουαρίου έως	
	30.6.2006	31.12.2005
Αναβαλλόμενες φορολογικές απαιτήσεις	254.986	202.519
Αναβαλλόμενες φορολογικές υποχρεώσεις	(86.542)	(23.857)
Σύνολο	168.444	178.662

1.1.2005 -30.6.2005

		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.1.2005	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.6.2005
Αποσβέσεις παγίων	40.530	(1.978)	-	(5.905)	40	-	32.687
Δάνεια και απαιτήσεις	4.592	2.043	1.355	(679)	-	-	7.311
Αποτίμηση παραγώγων	429	-	1.077		-	-	1.506
Αποτελέσματα εις νέον	6.515	2.256	618			(360)	9.029
Λοιπές προβλέψεις	3.516	(13)		(4.410)	-	(114)	(1.021)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	12.267	-	-	(1.266)	-	-	11.001
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	128.851	(14)	3.174		22	-	132.033
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(425)	-	-	(839)	3	-	(1.261)
Σύνολο	196.275	2.294	6.224	(13.099)	65	(474)	191.285

	1.7.2005 -31.12.2005						
		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.7.2005	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	32.687		-	(7.303)	-	(285)	25.099
Δάνεια και απαιτήσεις	7.311		1.421	(2.127)	-	(4.374)	2.231
Αποτίμηση παραγώγων	1.506		3.420		-	-	4.926
Αποτελέσματα εις νέον	9.029		-	(123)	-	(591)	8.315
Λοιπές προβλέψεις	(1.021)		1.292		1.216	(72)	1.415
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	11.001			(1.394)	-	-	9.607
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	132.033			(210)	-	(14)	131.809
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(1.261)			(3.476)	-	(3)	(4.740)
Σύνολο	**191.285**	**-**	**6.133**	**(14.633)**	**1.216**	**(5.339)**	**178.662**

	1.1.2006 -30.6.2006						
		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.1.2006	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.6.2006
Αποσβέσεις παγίων	25.099	-	-	(5.239)	21	-	19.881
Δάνεια και απαιτήσεις	2.231	-	22.718	(13.911)	-	-	11.038
Αποτίμηση παραγώγων	4.926	-	-	(6.560)	-	-	(1.634)
Αποτελέσματα εις νέον	8.315	-	11	-	-	(17)	8.309
Λοιπές προβλέψεις	1.415	-	839	(26)	-	(142)	2.086
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	9.607	-	-	(766)	-	-	8.841
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	131.809	-	-	(222)	160	-	131.747
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.740)	-	-	(7.084)	-	-	(11.824)
Σύνολο	**178.662**	**-**	**23.568**	**(33.808)**	**181**	**(159)**	**168.444**

19. Στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2005-30.6.2005			
Υπόλοιπο 1.1.2005	32.084	617	32.701
Προσθήκες	949		949
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175		21.175
Διαθέσεις	(1.546)		(1.546)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(1.373)		(1.373)
Υπόλοιπο την 30.6.2005	51.289	617	51.906
1.7.2005-31.12.2005			
Υπόλοιπο 1.7.2005	51.289	617	51.906
Προσθήκες	8.059	20	8.079
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση	11		11
Διαθέσεις	(4.488)	(52)	(4.540)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(330)		(330)
Μεταφορά από «Επενδύσεις σε ακίνητα»	33.463		33.463
Υπόλοιπο την 31.12.2005	88.004	585	88.589
1.1.2006-30.6.2006			
Υπόλοιπο 1.1.2006	88.004	585	88.589
Προσθήκες	3.673	240	3.913
Διαθέσεις	(1.378)	(236)	(1.614)
Υπόλοιπο την 30.6.2006	90.299	589	90.888

β. Συμμετοχές

Υπόλοιπο την 31.12.2005	3.481
1.1.2006-30.6.2006	
Υπόλοιπα την 1.1.2006	3.481
Μειώσεις	(3.481)
Υπόλοιπο 30.6.2006	-

Το ποσό των μειώσεων € 3.481 αφορά την πώληση της συμμετοχής στην Alpha Insurance Romania S.A. (σημείωση 29, παράγραφος β).

Υποχρεώσεις

20. Υποχρεώσεις προς πελάτες

	30.6.2006	31.12.2005
- Όψεως	5.912.326	5.628.485
- Ταμιευτηρίου	9.592.655	9.731.063
- Προθεσμίας	5.993.909	5.387.767
- Από πράξεις προσωρινής εκχωρήσεως (Repos)	540.062	712.617
	22.038.952	**21.459.932**
Επιταγές και εντολές πληρωτέες	203.777	184.872
Σύνολο	**22.242.729**	**21.644.804**

21. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Ο Όμιλος για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων του, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,

β) μακροπρόθεσμο δανεισμό και

γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)
Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.
Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

	30.6.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	1.011.757	2.519.937
€ λήξεως 2007 με 1η ανάκληση το 2006	0	7.126
€ λήξεως 2007	905.818	901.444
HKD 100 εκατ. Λήξεως 2007	10.234	11.027
€ λήξεως 2008	507.358	507.260
€ λήξεως 2008 με 1η ανάκληση το 2006	7.370	8.052
€ λήξεως 2009	1.432.356	710.405
€ λήξεως 2009 με 1η ανάκληση το 2007	38.783	-
CZK 1.500 εκατ. λήξεως 2009	52.648	51.511
US $ 11 εκατ. λήξεως 2009 1η ανάκληση 2006	8.360	8.960
US $ 5 εκατ. λήξεως 2009 1η ανάκληση 2006	3.676	4.027
HKD 50 εκατ. λήξεως 2009	5.113	5.497
€ λήξεως 2010	1.125.000	924.947
€ λήξεως 2010 με 1η ανάκληση το 2006	36.815	56.600
€ λήξεως 2010 με 1η ανάκληση το 2007	2.502.395	2.502.060
US $ 7 εκατ. λήξεως 2010 με 1η ανάκληση το 2006	4.537	5.366
US $ 50 εκατ. λήξεως 2010 με 1η ανάκληση το 2007	39.476	42.521
€ λήξεως 2011	231.511	15.439
CZK 700 εκατ. λήξεως 2011	24.444	-
€ λήξεως 2011 με 1η ανάκληση το 2006	21.970	22.843
€ λήξεως 2011 με 1η ανάκληση το 2008	2.502.012	-
€ λήξεως 2012	315.260	316.104
€ λήξεως 2012 με 1η ανάκληση το 2006	54.879	9.353

	30.6.2006	31.12.2005
€ λήξεως 2013	318.923	19.341
€ λήξεως 2015	11.773	12.360
€ λήξεως 2016	2.214	
€ λήξεως 2021	80.388	-
Σύνολο	**11.255.070**	**8.662.180**
Τίτλοι κατεχόμενοι από τον Όμιλο	(1.233.792)	(485.309)
Σύνολο ομολογιακών δανείων	**10.021.278**	**8.176.871**

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο EURIBOR με περιθώριο από -10 μονάδες βάσης έως και +35 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 με 1η ανάκληση το 2007	325.665	325.817
€ λήξεως 2013 με 1η ανάκληση το 2008	351.709	351.570
€ λήξεως 2014 με 1η ανάκληση το 2009	201.321	201.115
JPY 30 δις. με 1η ανάκληση το 2015	184.675	203.706
Σύνολο	**1.063.370**	**1.082.208**
Τίτλοι κατεχόμενοι από τον Όμιλο	(62.536)	(66.453)
Σύνολο δανείων μειωμένης εξασφαλίσεως	**1.000.834**	**1.015.755**
Γενικό Σύνολο	**11.022.112**	**9.192.626**

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

22. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες Μετοχές

α. Αύξηση Μετοχικού κεφαλαίου

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που συνήλθε την 18.4.2006 ενέκρινε μεταξύ άλλων, την αύξηση του μετοχικού κεφαλαίου κατά το ποσό των € 133.954, με έκδοση και δωρεάν διανομή 116.481.444 μετοχών ονομαστικής αξίας € 3,90 εκάστη, με αναλογία 4 νέες μετοχές για κάθε 10 παλαιές, που προήλθαν από κεφαλαιοποίηση φορολογηθέντων κερδών παρελθουσών χρήσεων ποσού € 133.954 και από μείωση της ονομαστικής αξίας εκάστης μετοχής από € 5,00 σε € 3,90.

Μετά την ως άνω αύξηση, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται σε € 1.589.972 και διαιρείται σε 407.685.052 μετοχές.

Η αύξηση εγκρίθηκε από το Υπουργείο Ανάπτυξης με την υπ' αριθ. Κ2-6543/3.5.2006 απόφασή του.

β. Αποτελέσματα εις νέον

Την 2.5.2006 διανεμήθη από την Τράπεζα μέρισμα συνολικού ποσού € 237.556, ήτοι € 0,84 ανά μετοχή, που αφορούσε τη χρήση 2005.

γ. Αγορά ιδίων μετοχών

Οι ίδιες μετοχές αφορούν μετοχές της Alpha Bank, που κατέχονται από την Τράπεζα και εταιρίες του Ομίλου και αναλύονται ως εξής:

Alpha Bank	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	8.398.426	188.127	
Δωρεάν Μετοχές (4/10)	3.359.370		
Αγορά	4.640.277	89.484	
Υπόλοιπο 30.6.2006	**16.398.073**	**277.611**	**4,02%**

Εταιρίες Ομίλου	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	7.200	189	
Δωρεάν Μετοχές (4/10)	2.880		
Υπόλοιπο 30.6.2006	**10.080**	**189**	
Σύνολο	**16.408.153**	**277.800**	**4,02%**

23. Υβριδικά κεφάλαια

Ο Όμιλος μέσω της θυγατρικής του εταιρίας Alpha Group Jersey εξέδωσε υβριδικούς τίτλους ως εξής:

- Την 5.12.2002 ποσό € 200 εκατ. με ρήτρα αυξημένης αποδόσεως (καινοτόμοι τίτλοι), οι οποίοι πληρούν τις προϋποθέσεις αναγνωρίσεώς τους στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital).
  Οι τίτλοι είναι αορίστου διαρκείας, ο εκδότης έχει το δικαίωμα μη καταβολής μερίσματος αν δεν διανεμηθεί μέρισμα στους κατόχους κοινών μετοχών της Τραπέζης και υπάρχει δικαίωμα πρόωρης αποπληρωμής μετά την παρέλευση δέκα ετών.

Το μη σωρευτικό μέρισμα υπολογίζεται με βάση το τρίμηνο επιτόκιο Euribor προσαυξημένο με περιθώριο 2,65%. Εάν δεν ασκηθεί το δικαίωμα πρόωρης αποπληρωμής του εκδότη το περιθώριο επαυξάνεται κατά 1,325 ποσοστιαίες μονάδες και διαμορφώνεται πλέον σε 3,975%. Οι τίτλοι είναι εισηγμένοι στο χρηματιστήριο του Λουξεμβούργου.

- Την 5.12.2003 ποσό € 100 εκατ. με ακριβώς τα ίδια χαρακτηριστικά με τους τίτλους της 5.12.2002.
- Την 18.2.2005 ποσό € 600 εκατ. χωρίς ρήτρα αυξημένης αποδόσεως (μη καινοτόμοι τίτλοι) οι οποίοι επίσης συμπεριλαμβάνονται στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital) καθώς πληρούν τους όρους που αναφέρθηκαν για τους ανωτέρω καινοτόμους τίτλους. Τα έξοδα της ανωτέρω εκδόσεως ανήλθαν σε € 12 εκατ. Το μη σωρευτικό μέρισμα των τίτλων αυτών ισούται με ετήσιο 6% για τα πρώτα 5 έτη και στη συνέχεια προσδιορίζεται βάσει του τύπου 4 x (CMS10 – CMS2) με ανώτατο όριο το 10% και κατώτατο όριο το 3,25%, όπου CMS10 και CMS2 εκφράζουν το Euribor επιτόκιο των interest rate swaps διάρκειας 10 και 2 ετών αντιστοίχως.

Υβριδικά κεφάλαια	**30.6.2006**	**31.12.2005**
€ αόριστης διάρκειας με 1η ανάκληση το 2012	300.000	300.000
€ αόριστης διάρκειας με 1η ανάκληση το 2015	588.000	588.000
Σύνολο	**888.000**	**888.000**
Τίτλοι κατεχόμενοι από εταιρίες του Ομίλου	(47.290)	(43.054)
Σύνολο	**840.710**	**844.946**

Πρόσθετες πληροφορίες

24. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2002. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005, ο οποίος αναμένεται να ολοκληρωθεί εντός του τρέχοντος έτους.
Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως τη χρήση 2000. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος των εταιριών Alpha Leasing A.E. για τις χρήσεις 2001 – 2004 και Alpha Αστικά Ακίνητα Α.Ε. για τις χρήσεις 2000 – 2004.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	30.6.2006	31.12.2005
- εντός του έτους	29.416	25.396
- πέραν του έτους και μέχρι πέντε έτη	79.292	73.101
- πέραν των πέντε ετών	59.619	46.567
Σύνολο	**168.327**	**145.064**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.6.2006	31.12.2005
- εντός του έτους	7.061	4.149
- πέραν του έτους και μέχρι πέντε έτη	26.635	15.613
- πέραν των πέντε ετών	16.058	12.864
Σύνολο	**49.754**	**32.626**

δ) Εκτός ισολογισμού υποχρεώσεις

	30.6.2006	31.12.2005
Ενέγγυες πιστώσεις	227.121	234.470
Εγγυητικές επιστολές	4.296.624	3.749.766
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	12.920.532	12.232.183
Σύνολο	**17.444.277**	**16.216.419**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	30.6.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos	-	420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	**585.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

25. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

α. *ΘΥΓΑΤΡΙΚΕΣ*

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου %	
		30.6.2006	31.12.2005
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	Fyrom	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank AD Beograd (πρώην Jubanka AD Beograd)	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	99,64	99,61
2. Alpha Leasing Romania S.A.	Ρουμανία	99,93	99,92
3. ABC Factors AE	Ελλάδα	100,00	100,00
4. Alpha Asset Finance Ltd	Κύπρος	100,00	100,00
5. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha Advisory Romania SRL	Ρουμανία	99,98	99,98
5. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
6. Alpha A.E. Συμμετοχών και Επενδύσεων*	Ελλάδα	-	100,00
7. Alpha AEF European Capital Investments	Ολλανδία	100,00	100,00
Asset Management			
1. Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε.	Ελλάδα	100,00	100,00
2. Alpha Asset Management A.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
4. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστική ΑΕ	Ελλάδα	99,57	99,56
2. Alpha Insurance Romania S.A.**	Ρουμανία	-	99,92
3. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
4. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	99,92	99,92
5. Alpha Insurance Brokers S.R.L.***	Ρουμανία	99,91	-
Διάφορες εταιρίες			
1. Alpha Αστικά Ακίνητα ΑΕ	Ελλάδα	65,16	61,21
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	92,53	90,28
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
7. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
8. Alpha Trustees Ltd	Κύπρος	100,00	100,00
9. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
10. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
11. Καφέ Μαζί Α.Ε.	Ελλάδα	100,00	100,00
12. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00

β. *ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)*

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου %	
		30.6.2006	31.12.2005
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

* Η θυγατρική εταιρία Alpha A.E. Συμμετοχών και Επενδύσεων συγχωνεύθηκε δι' απορροφήσεως από την επίσης θυγατρική Alpha A.E. Επενδυτικών Συμμετοχών (σημείωση 29 παράγραφος δ).

** Η εταιρία Alpha Insurance Romania S.A. πωλήθηκε εντός του πρώτου τριμήνου 2006 (σημείωση 29, παράγραφος β).

*** Η εταιρία Alpha Insurance Brokers S.R.L. που ιδρύθηκε από την Alpha Bank Romania S.A., με σκοπό την παροχή μεσιτικών ασφαλιστικών υπηρεσιών, ενοποιήθηκε για πρώτη φορά εντός του πρώτου εξαμήνου 2006.

Η θυγατρική εταιρία Jubanka AD Beograd μετονομάσθη την 1.6.2006 σε Alpha Bank AD Beograd (σημείωση 29 παράγραφος ε)

Ο Όμιλος, από το τρέχον τρίμηνο, αντισταθμίζει τον κίνδυνο καθαρής επένδυσης των θυγατρικών του εταιριών Alpha Bank London και Alpha Bank Ltd., με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού αντίστοιχα, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

26. Πληροφόρηση κατά τομέα

Ανάλυση ανά επιχειρηματικό τομέα

Ποσά σε εκατ. Ευρώ

	30.6.2006						
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Έσοδο τόκων	697,2	439,4	135,3	10,3	29,4	81,9	0,9
Προμήθειες	194,2	61,7	41,7	45,3	24,7	24,1	(3,3)
Λοιπά έσοδα	79,1	4,6	1,0	19,0	5,8	13,4	35,3
Σύνολο εσόδων	**970,5**	**505,7**	**178,0**	**74,6**	**59,9**	**119,4**	**32,9**
Έξοδα	(446,6)	(242,4)	(49,1)	(42)	(19,9)	(72,9)	(20,3)
Απομειώσεις	(130,5)	(77,3)	(40,8)	(0,6)	-	(11,8)	
Κέρδη πριν το φόρο	**393,4**	**186,0**	**88,1**	**32,0**	**40,0**	**34,7**	**12,6**

	30.6.2005						
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Έσοδο τόκων	582,8	353,5	132,0	11,2	19,3	66,1	0,7
Προμήθειες	163,4	53,8	43,7	36,3	12,8	20,4	(3,6)
Λοιπά έσοδα	62,2	4,8	1,7	16,3	(4,8)	13,4	30,8
Σύνολο εσόδων	**808,4**	**412,1**	**177,4**	**63,8**	**27,3**	**99,9**	**27,9**
Έξοδα	(404,6)	(222,2)	(47,4)	(39,3)	(15,9)	(62,3)	(17,5)
Απομειώσεις	(124,2)	(64,9)	(53,3)	3,2	-	(9,2)	-
Κέρδη πριν το φόρο	**279,6**	**125,0**	**76,7**	**27,7**	**11,4**	**28,4**	**10,4**

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.

Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing, καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, την θυγατρική εταιρία Alpha Asset Management, καθώς και την εταιρία Αμοιβαίων Κεφαλαίων Alpha ΑΕΔΑΚ.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις, μέσω της θυγατρικής εταιρίας Alpha Ασφαλιστικής.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance, Alpha Επενδυτικών Συμμετοχών). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, οι λοιπές εταιρίες εξωτερικού πλην Ν.Α. Ευρώπης, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

27. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.6.2006	**31.12.2005**
Σταθμισμένο ενεργητικό από πιστωτικό κίνδυνο	30.143	27.447
Σταθμισμένο ενεργητικό από κίνδυνο αγοράς	801	792
Συνολικό σταθμισμένο ενεργητικό	30.944	28.239
Κύρια βασικά κεφάλαια (Upper tier I)	2.238	2.210
Βασικά κεφάλαια (Tier I)	2.973	2.950
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	3.857	3.821
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,2%	7,8%
Δείκτης βασικών κεφαλαίων (Tier I)	9,6%	10,4%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**12.5%**	**13,5%**

28. Συναλλαγές συνδεδεμένων μερών

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.6.2006	31.12.2005
Δάνεια	2.616	5.628
Καταθέσεις	15.756	14.854
Εγγυητικές επιστολές	147	145

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	30.6.2006	31.12.2005
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	978	1.390
Παθητικό		
Υποχρεώσεις προς πελάτες	875	639
Εγγυητικές επιστολές	2.567	1.353

	Από 1 Ιανουαρίου έως	
	30.6.2006	30.6.2005
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	51	56
Γενικά διοικητικά έσοδα	17	12
Λοιπά έσοδα	223	-
Σύνολο	291	68
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	3	3
Γενικά διοικητικά έξοδα	320	-
Σύνολο	323	3

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου, οι οποίες επιβάρυναν τα αποτελέσματα για το Α' εξάμηνο 2006, ανέρχονται σε € 3.814 (30.6.2005: € 2.110). Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στο Διοικητικό Συμβούλιο της Τραπέζης από 23.2.2005, και την τοποθέτηση δύο νέων Εντεταλμένων Γενικών Διευθυντών.

29. Συγχωνεύσεις και πωλήσεις θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της Εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματα του.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα και θυγατρικές της εταιρίες, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 2,6 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Το ποσοστό συμμετοχής του Ομίλου στην καθαρή θέση της εταιρίας ανήρχετο σε € 2,2 εκατ. Τα κέρδη από την πώληση των μετοχών ανήλθαν σε € 0,4 εκατ.

γ) Την 24.2.2006 μεταβιβάσθηκε το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού της κεφαλαίου σε τρίτους έναντι € 2 εκατ. Η εταιρία αποτιμάτο με τη μέθοδο της καθαρής θέσεως στις οικονομικές καταστάσεις του Ομίλου. Εκ της πωλήσεως προέκυψαν κέρδη ύψους € 1,4 εκατ.

δ) Την 31.5.2006 κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας της Τραπέζης Alpha Α.Ε. Συμμετοχών και Επενδύσεων από την επίσης θυγατρική Alpha Α.Ε. Επενδυτικών Συμμετοχών. Στο νέο μετοχικό κεφάλαιο της εταιρίας που προέκυψε μετά τη συγχώνευση η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

ε) Την 31.5.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank Α.Ε. από την εξαγορασθείσα το 2005 Jubanka a.d. Beograd, η οποία την 1.6.2006 μετονομάσθη σε Alpha Bank AD Beograd. Συνεπεία της εν λόγω συγχωνεύσεως επαυξήθηκε η αξία κτήσεως της συμμετοχής της Τραπέζης στην Alpha Bank AD Beograd κατά € 22.928 χιλ.

στ) Την 14.6.2006 έγινε μεταβίβαση σε τρίτους του συνόλου της συμμετοχής της Τραπέζης στην εταιρία Geosynthesis Α.Ε., ήτοι ποσοστό 20% του κεφαλαίου, έναντι ποσού € 13.8 χιλ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 13,8 χιλ.

30. Γεγονότα μεταγενέστερα των οικονομικών καταστάσεων

α) Η Τράπεζα δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη μέχρι την 31.12.2005 σε αγορά 8.398.426 ιδίων μετοχών που αντιστοιχούσαν σε ποσοστό 2,88% του μετοχικού κεφαλαίου.

Με απόφαση της από 18.4.2006 Τακτικής Γενικής Συνελεύσεως των Μετόχων, η Τράπεζα δύναται να προβεί, έως και την 17.4.2007, σε αγορά ιδίων μετοχών, μέχρι ποσοστού 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου.

Το Διοικητικό Συμβούλιο της Τραπέζης, στην από 18.7.2006 συνεδρίασή του, αποφάσισε τη λήξη στις 20.7.2006, της εν ισχύι από 22.5.2006 έως 20.10.2006 περιόδου αγοράς ιδίων μετοχών και την έναρξη νέας περιόδου, κατά το χρονικό διάστημα 21.7.2006 έως και 17.4.2007, για αγορά έως 6.230.552 ιδίων μετοχών, με κατώτατη και ανώτατη τιμή αγοράς € 3,90 και € 26,00 ανά μετοχή αντιστοίχως.

Βάσει του εγκριθέντος από την Τακτική Γενική Συνέλευση των μετόχων της 18.4.2006 προγράμματος επαναγοράς μετοχών έτους 2006, η Τράπεζα έχει προβεί στο διάστημα από 3.7.2006 έως και 20.7.2006 σε αγορά 1.359.723 μετοχών, με αξία κτήσεως € 25.800 (€ 18,97 ανά μετοχή).

Το σύνολο των ιδίων μετοχών της Τραπέζης, που κατείχοντο από την ίδια και τις θυγατρικές της εταιρίες, ανήρχετο την 20.7.2006 σε 17.767.876 μετοχές, ήτοι ποσοστό 4,36% του καταβεβλημένου μετοχικού κεφαλαίου.

β) Συνεχίζεται η διερευνητική διαδικασία για την εξεύρεση υποψηφίων αγοραστών της ξενοδοχειακής μονάδος Hilton Ρόδου, της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.

γ) Την 30.12.2005, τα Διοικητικά Συμβούλια των εταιριών Alpha ΑΕΔΑΚ και Alpha Asset Management Α.Ε.Π.Ε.Υ. απεφάσισαν την έναρξη των διαδικασιών συγχωνεύσεως των δύο εταιριών, δι' απορροφήσεως της δεύτερης από την πρώτη, με ημερομηνία ισολογισμού μετασχηματισμού την 31.12.2005. Οι συγχωνευόμενες εταιρίες είναι θυγατρικές της Alpha Bank, κατά ποσοστό 100% εκάστη. Η διαδικασία συγχωνεύσεως αναμένεται να ολοκληρωθεί εντός της χρήσεως 2006.

Αθήναι, 27 Ιουλίου 2006

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. Ξ 347245

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 30.06.2006

(In accordance with the International Accounting Standard 34)

ATHENS
JULY 27, 2006

Table of Contents

Auditors' Review Report

To the Shareholders of ALPHA BANK A.E.

We have reviewed the accompanying interim condensed balance sheet of ALPHA BANK A.E. ("the Bank") as of 30 June 2006 and the interim condensed statements of income, changes in equity and cash flows for the six month period then ended and the explanatory notes (the interim financial information). This interim financial information is the responsibility of the Bank's management. Our responsibility is to issue a report on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400 as provided by the Greek Auditing Standards. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with the International Financial Reporting Standards adopted by the European Union applicable to interim financial reporting (IAS 34).

Athens, 27 July 2006
KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou,
Certified Auditor Accountant
AM SOEL 11121

Nick Vouniseas,
Certified Auditor Accountant
AM SOEL 18701

Interim income statement

	Note	From 1 January to 30.6.2006	From 1 January to 30.6.2005	From 1 April to 30.6.2006	From 1 April to 30.6.2005
				(Thousands of Euro)	
Interest and similar income		1,109,648	744,626	580,259	385,779
Interest expense and similar charges		(547,322)	(276,920)	(294,521)	(146,663)
Net interest income	2	562,326	467,706	285,738	239,116
Fee and commission income		144,446	124,813	74,955	64,965
Commission expense		(8,896)	(9,646)	(4,796)	(5,170)
Net fee and commission income	3	135,550	115,167	70,159	59,795
Dividend income	4	37,685	59,609	26,901	5,042
Gains less losses on financial transactions	5	25,643	(8,251)	7,541	(16,692)
Other income	6	6,583	15,910	4,017	12,437
		69,911	67,268	38,459	787
Total income		**767,787**	**650,141**	**394,356**	**299,698**
Staff costs	7	(182,020)	(173,498)	(90,846)	(86,015)
General administrative expenses	8	(131,640)	(112,603)	(73,430)	(58,850)
Depreciation and amortization expenses	15,16,17	(19,687)	(18,906)	(9,693)	(9,424)
Other expenses		(761)	(70)	(344)	(61)
Total expenses		**(334,108)**	**(305,077)**	**(174,313)**	**(154,350)**
Impairment losses and provisions to cover credit risk	9	(115,654)	(115,735)	(58,322)	(59,020)
Profit before tax		**318,025**	**229,329**	**161,721**	**86,328**
Income tax	10	(67,977)	(34,149)	(30,222)	(14,166)
Profit after tax		**250,048**	**195,180**	**131,499**	**72,162**
Earnings per share:	11				
Basic earnings per share (€)		0.63	0.49	0.33	0.18
Diluted earnings per share (€)		0.63	0.48	0.33	0.18

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Interim balance sheet

(Thousands of Euro)

	Note	30.6.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	12	1,761,535	1,621,172
Due from banks		4,558,577	5,673,393
Securities held for trading		180,466	153,587
Derivative financial assets		234,397	139,114
Loans and advances to customers	13	26,341,261	24,201,139
Investment securities			
-Available for sale		8,938,463	7,561,491
Investments in subsidiaries and associates	14	1,508,500	1,481,979
Investment property	15	43,047	43,245
Property, plant and equipment	16	524,382	529,511
Goodwill and other intangible assets	17	34,800	33,016
Deferred tax assets	18	232,087	177,936
Other assets		211,571	143,414
		44,569,086	41,758,997
Non-current assets held for sale	19	90,745	90,249
Total Assets		44,659,831	41,849,246
LIABILITIES			
Due to banks		8,435,639	8,600,366
Derivative financial liabilities		231,424	140,632
Due to customers	20	19,505,227	19,301,646
Debt securities in issue and other borrowed funds	21	13,221,348	10,665,761
Liabilities for current income tax and other taxes		60,533	87,699
Deferred tax liabilities	18	84,561	19,517
Employee defined benefit obligations		513,340	513,797
Other liabilities		809,315	566,763
Provisions		17,094	1,628
Total Liabilities		42,878,481	39,897,809
EQUITY			
Share Capital	22	1,589,972	1,456,018
Share premium		125,685	125,685
Reserves		164,903	220,423
Retained earnings	22	178,401	337,439
Treasury shares	22	(277,611)	(188,128)
Total Equity		1,781,350	1,951,437
Total Liabilities and Equity		44,659,831	41,849,246

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Interim statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2005	1,274,272		264,835	291,548	(18,638)	1,812,017
Changes in equity for the period 1.1-30.6.2005						
Valuation on available for sale securities	-	-	(4,442)	-	-	(4,442)
Transfer to income statement due to sales of available for sale securities	-	-	1,018	-	-	1,018
Other	-	-	-	403	-	403
Net income recognized directly in equity	-	-	(3,424)	403	-	(3,021)
Profit for the period	-	-	-	195,180	-	195,180
Total	-	-	(3,424)	195,583	-	192,159
Purchase of treasury shares	-	-	-	-	(11,337)	(11,337)
Dividends distributed	-	-	-	(174,064)	-	(174,064)
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	157,735	-	-	(157,735)	-	-
Acquisition of 61.24% of Delta Singular A.E. with issuance of 7,564,106 shares	23,449	125,685	-	-	-	149,134
Capitalization of reserve to round the share price to € 5.35	562	-	-	(562)	-	-
Amortization of initial share options valuation granted to employees	-	-	1,105	-	-	1,105
Balance 30.6.2005	1,456,018	125,685	262,516	154,770	(29,975)	1,969,014

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.7.2005	1,456,018	125,685	262,516	154,770	(29,975)	1,969,014
Changes in equity for the period 1.7-31.12.2005						
Valuation on available for sale securities	-	-	(40,494)	-	-	(40,494)
Transfer to income statement due to sales of available for sale securities	-	-	(2,739)	-	-	(2,739)
Other	-	-	-	(21)	-	(21)
Net income recognized directly in equity	-	-	(43,233)	(21)	-	(43,254)
Profit for the period	-	-	-	182,690	-	182,690
Total	-	-	(43,233)	182,669	-	139,436
Purchase of treasury shares	-	-	-	-	(158,153)	(158,153)
Amortization of initial share options valuation granted to employees	-	-	1,140	-	-	1,140
Balance 31.12.2005	1,456,018	125,685	220,423	337,439	(188,128)	1,951,437

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2006	1,456,018	125,685	220,423	337,439	(188,128)	1,951,437
Changes in equity for the period 1.1.-30.6.2006						
Valuation on available for sale securities	-	-	(80,064)	-	-	(80,064)
Transfer to income statement due to sales of available for sale securities	-	-	(15,818)	-	-	(15,818)
Net income recognized directly in equity	-	-	(95,882)	-	-	(95,882)
Profit for the period	-	-	-	250,048	-	250,048
Total	-	-	(95,882)	250,048	-	154,166
Purchase of treasury shares	-	-	-	-	(89,483)	(89,483)
Dividends distributed	-	-	-	(237,556)	-	(237,556)
Increase of share capital from capitalization of reserve and change of nominal value of share to € 3.90	133,954	-	-	(133,954)	-	-
Reserves	-	-	37,780	(37,780)	-	-
Amortization of initial share options valuation granted to employees	-	-	2,582	-	-	2,582
Other	-	-	-	204	-	204
Balance 30.6.2006	1,589,972	125,685	164,903	178,401	(277,611)	1,781,350

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Interim cash flow statement

	Note	30.6.2006	30.6.2005
		(Thousands of Euro)	
		From 1 January to	
	Note	30.6.2006	30.6.2005
Cash flows from operating activities			
Profit before taxes		318,025	229,329
Adjustments for:			
Depreciation of property, plant and equipment	15,16	13,309	13,682
Amortization of intangible assets	17	6,378	5,224
Impairment losses and provisions		117,584	115,791
Other adjustments		2,583	1,967
Gains / (losses) from investing activities		(59,902)	(59,239)
Gains / (losses) from financing activities		26,990	17,342
		424,967	324,096
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		(558,891)	459,619
Securities held for trading and derivative financial assets		(122,162)	(253,179)
Loans and advances to customers		(2,300,302)	(1,918,313)
Other assets		(69,640)	(12,408)
Net increase / (decrease) in liabilities relating to operating activities			
Due to banks		(162,784)	4,490,227
Derivative financial liabilities		90,792	(73,629)
Due to customers		2,800,958	1,497,922
Other liabilities		221,787	192,577
Net cash flows from operating activities before taxes		324,725	4,706,912
Income taxes paid and other taxes		(76,049)	(118,040)
Net cash flows from operating activities		**248,676**	**4,588,872**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(8,194)	(171,676)
Proceeds from sale of investments (subsidiaries and associates)		7,883	59
Dividends received	4	37,685	59,609
Purchase of property, plant and equipment	15,16,17	(22,618)	(19,023)
Merger of Belgrade Branch with Alpha Bank AD Beograd		(48,125)	-
Disposal of property, plant and equipment		1,525	108
Net (increase) / decrease in investment securities		(1,453,366)	(490,197)
Net cash flows from investing activities		**(1,485,210)**	**(621,120)**
Cash flows from financing activities			
Purchases (sales) of treasury shares		(86,283)	(11,337)
Dividends paid		(233,707)	(166,829)
Proceeds from the issue of loans		-	805,000
Repayment of loans		(63,351)	(110,194)
Net cash flows from financing activities		**(383,341)**	**516,640**
Effect of exchange rate fluctuations on cash and cash equivalents		385	601
Net increase / (decrease) in cash and cash equivalents		**(1,619,490)**	**4,484,993**
Cash and cash equivalents at beginning of the period	12	**5,083,955**	**5,392,022**
Cash and cash equivalents at end of the period	12	**3,464,465**	**9,877,015**

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

General information

At present, the Bank operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, which were elected by the shareholders in general meeting of April 19, 2005, ends in 2010. The members of the Board of Directors consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Andreas L. Canellopoulos

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

Minas G. Tanes *

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou Nick E. Vouniseas
Substitute Auditors:	Garyfallia B. Spyriouni Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 30 June 2006 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek market, the shares of the Bank are listed in London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's).

The Bank as at 30.6.2006 has issued 407,685,052 shares after the share capital increase and the free distribution of 116,481,444 shares from the capitalization of retained earnings in accordance with shareholders decision of General Shareholders' Meeting on 18 April 2006. The new shares are trading since 24 May 2006.
The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first semester of 2006 amounted to an average of 1,240,000 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive share price prospect.

The Board of Directors approved the financial statements on 27 July 2006.

Notes to the interim financial statements

Accounting principles applied

1. Basis of presentation

The Bank has prepared these condensed interim financial statements in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting".

The accounting policies applied by the Bank in these condensed interim financial statements as at 30 June 2006 are the same as those applied by the Bank in its published financial statements for the year ended 31 December 2005, taking into consideration the new standards, amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for accounting periods beginning on or after 1.1.2006:

1.1 *IAS 19 (amendment), «Employee Benefits» (Rule 1910/8.11.2005)*

The amendment of IAS 19, introduces the option of an alternative recognition approach for actuarial gains and losses, of certain benefit plans. It allows the total recognition of actuarial gains and losses directly to equity. It also clarifies the way the companies must include defined benefit obligations to their financial statements and it imposes the disclosure of additional information.
The Bank has not changed the accounting policies relating to the recognition of defined benefit obligations.

1.2 *Amendment IAS 39, Fair Value option (Rule 1864/15.11.2005)*

According to the above amendment, under certain circumstances, the Bank has the ability to designate financial instruments upon initial recognition, to be measured at fair value, with changes in fair value recognized in profit and loss (fair value option).
The Bank did not use the above option at the present financial statements.

1.3 *IAS 39 (amendment), Recognition and Valuation of financial instruments (Rule 2106/21.12.2005)*

According to this amendment, it allows the companies to appoint, under certain circumstances, forecast intragroup transaction, stated in foreign currency, as the hedged instrument in the Group's financial statements.

As at 30.6.2006, no forecast intragroup transactions had occurred which could be recognized as hedged instruments.

1.4 *IAS 39 and IFRS 4 (amendment), Financial Guarantee Contracts (Rule 108/27.1.2006)*

The main objective of these amendments is to ensure that the issuers of Financial Guarantee Contracts include obligations on their balance sheet. Particularly, the issuer of such contract must initially recognize it at its fair value and subsequently to measure it at the higher between of:

(i) the amount arising from the principles of IAS 37 relating to provisions.

(ii) the amount initially recognized, reduced by the amount that has been already recognized as revenue, according to IAS 18, for revenue recognition.

These amendments did not have a significant effect on Bank's financial statements.

1.5 *Amendment in IAS 21, concerning the effects of exchange prices variation (Rule 708/8.5.2006)*

This amendment allows the direct recognition of the exchange differences in Group's equity. These exchange differences result from monetary assets, which consist part of the net

investment in foreign currency, even if these monetary assets are presented in different currency from the functional currency of the counterparties of the Group.

On 30.6.2006 no monetary assets consisting part of a net investment in foreign currency existed.

Interpretation 4 *« Determining whether an Arrangement contains a Lease»,*

Interpretation 5 *«Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds» (Rule 1910/8.11.2005).*

Interpretation 6 *«Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment» (Rule 108/27.1.2006)*

From the adoption of interpretation 4, 5 and 6 no substantial effect on the Bank's financial statements arised.

Apart from the amendments of the Standards and the new interpretations stated above, the European Union, on 27.1.2006, adopted, through rule 108/2006, the International Financial Reporting Standard 7 « Financial instruments: Disclosures», as well as the changes that it has imposed to other Standards. IFRS 7 and the amendments that has imposed to other standards are effective for accounting periods beginning on or after 1.1.2007 and are expected to affect significantly the disclosure requirements concerning the financial instruments.

In addition from 8.5.2006, through 708/2006 regulation, interpretation 7, « Applying the restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies» was adopted, which is not expected to have a substantial effect on the financial statements of the Bank.

Finally, IASB has issued interpretations 8, 9 and 10 which are effective for annual periods beginning on or after 1.5.2006, 1.6.2006 and 1.11.2006 respectively and they have not been adopted, yet, by the European Union. Their application will not have a significant impact on the financial statements.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The adoption by the European Union, by 31 December 2006, of new standards, interpretations or amendments issued by the International Accounting Standards Board (IASB) and their mandatory or voluntary adoption after 1 January 2006, may retrospectively affect the period that these interim financial statements present.

Income Statement

2. Net interest income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Due from Banks	59,462	77,578	29,546	41,683
Securities	125,859	38,912	68,635	20,608
Loans and advances to customers	808,880	622,504	419,810	321,486
Due to Banks	(96,947)	(38,466)	(53,242)	(23,495)
Due to Customers	(112,090)	(84,145)	(57,647)	(42,468)
Debt securities in issue and other borrowed funds	(187,295)	(119,881)	(102,500)	(64,765)
Other	(35,543)	(28,796)	(18,864)	(13,933)
Total	562,326	467,706	285,738	239,116

3. Net fee and commission income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Loans	24,546	18,476	14,425	9,786
Letters of guarantee	16,636	15,527	7,997	7,862
Imports-Exports	9,655	9,146	4,879	4,609
Credit Cards	18,893	18,123	10,966	10,248
Fund transfers	29,906	29,904	15,320	15,219
Mutual Funds	22,494	12,774	10,626	6,702
Management and advisory fees	4,344	4,352	1,232	2,240
Other	9,076	6,865	4,714	3,129
Total	135,550	115,167	70,159	59,795

4. Dividend income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Subsidiaries and associates	35,870	57,818	25,086	3,400
Available-for-sale securities	1,815	1,791	1,815	1,642
Total	37,685	59,609	26,901	5,042

5. Gains less losses on financial transactions

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Foreign exchange differences	9,901	(2,069)	2,039	(2,201)
Bonds	(3,438)	(11,504)	(5,201)	(12,514)
Shares	13,094	3,451	5,463	2,439
Other financial instruments	6,086	1,871	5,240	(4,416)
Total	25,643	(8,251)	7,541	(16,692)

6. Other income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Rental income	1,466	1,379	739	795
Sale of fixed assets	1,243	778	1,093	387
Fund transfers	-	433	-	206
Insurance indemnities	101	442	55	47
Secondment of personnel to group companies	1,208	1,138	675	642
Goodwill from merger with Delta Singular A.E.	-	7,695	-	7,695
Other	2,565	4,045	1,455	2,665
Total	6,583	15,910	4,017	12,437

7. Staff costs

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Wages and salaries	113,832	107,025	56,733	52,920
Social Security contributions	34,846	33,418	16,601	16,807
Expenses of defined benefit plans	23,000	22,082	11,500	11,041
Other	10,342	10,973	6,012	5,247
Total	182,020	173,498	90,846	86,015

As at 30.6.2006 staff costs include the amount of € 2,582 (30.6.2005: € 1,105) referring to amortization of initial share options valuation granted to employees.

The total employees of the Bank as at 30.6.2006 were 7,213 (30.6.2005: 7,158). A number of 6,913 (30.6.2005: 6,981) are employed in Greece and 300 (30.6.2005: 177) are employed abroad.

8. General administrative expenses

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Rent of buildings	11,232	10,400	5,706	5,274
Rent and maintenance of EDP equipment	7,995	7,936	4,534	3,665
EDP expenses	17,111	14,180	8,871	7,453
Marketing and advertisement expenses	14,534	10,214	9,069	6,813
Telecommunications and postage	9,802	8,891	5,594	4,874
Third party fees	8,436	7,303	5,086	4,281
Consultants fees	3,692	3,381	2,220	1,807
Contribution to Deposit Guarantee Fund	5,043	4,938	2,571	2,570
Insurance	3,972	4,492	2,544	2,204
Consumables	2,542	1,954	1,389	1,026
Electricity	2,255	2,043	1,109	1,065
Taxes (VAT, real estate etc)	15,049	13,085	7,664	6,625
Repairs of buildings and equipment	1,870	1,772	1,010	993
Cleaning fees	1,084	1,105	564	570
Security	1,908	1,881	1,197	689
Transportation	1,673	1,699	914	742
Agency fees	4,689	2,059	2,145	1,367
Other	18,753	15,270	11,243	6,832
Total	131,640	112,603	73,430	58,850

9. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Impairment on loans and advances	101,732	117,592	58,719	59,888
Provisions to cover credit risk from off balance sheet items	14,946	-	-	-
Recoveries	(1,024)	(1,857)	(397)	(868)
Total	115,654	115,735	58,322	59,020

10. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 32% for 2005, 29% for 2006 and 25% thereafter.

In addition, in accordance with article 9 of Law 2992/2002, the tax rate for entities that have concluded mergers is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2005 profit of the Bank was taxed at the rate of 22% and the 2006 profit will be taxed with 24% due to the merger with Delta Singular A.E., a listed company, which was not related with the Bank before 1.1.1997.

It should be noted that, due to the fact that all profits have been taxed, the distribution of dividends to shareholders are free of tax.

Income tax

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Current tax	57,084	28,841	22,270	11,896
Deferred tax	10,893	5,308	7,952	2,270
Total	67,977	34,149	30,222	14,166

The difference of income tax in the comparative periods is due to the increased profit for the period 1.1 – 30.6.2006, the decreases of taxable income (dividends) and the change of tax rate as mentioned above.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Amortization and write-offs of intangibles	4,551	5,450	2,408	2,677
Loans and advances	(9,992)	(1,373)	(1,477)	159
Employee defined benefit obligations	238	404	143	(424)
Valuation of derivatives	9,680	(1,077)	2,007	7,066
Finance leases	26	39	26	22
Effective interest rate of financial instruments	420	851	390	370
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	6,876	1,030	4,455	(7,618)
Other temporary differences	(906)	(16)	-	18
Total	10,893	5,308	7,952	2,270

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Profit attributable to shareholders (in € thousand)	250,048	195,180	131,499	72,162
Weighted average number of outstanding ordinary shares	395,243,303	402,074,432	394,566,867	402,053,026
Basic earnings per share (in € per share)	0.63	0.49	0.33	0.18

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program. For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Profit attributable to shareholders (in € thousand)	250,048	195,180	131,499	72,162
Weighted average number of outstanding ordinary shares	395,243,303	402,074,432	394,566,867	402,053,026
Adjustment for share options	974,168	591,610	1,017,119	638,359
Weighted average number of outstanding ordinary shares for diluted earnings per share	396,217,471	402,666,042	395,583,986	402,691,385
Diluted earnings per share (in € per share)	0.63	0.48	0.33	0.18

Basic and diluted earnings per share, for the period from 1 January 2005 to 30 June 2005 have been restated in order to be comparative, due to free distribution of shares resulted from the capitalization of reserve on 3 May 2006, in accordance with the decision of the Ordinary General Shareholders' Meeting held on 18 April 2006.

Assets

12. Cash and balances with Central Banks

	30.6.2006	31.12.2005
Cash	215,513	271,373
Cheques receivable	50,960	40,734
Balances with Central Banks	1,495,062	1,309,065
Total	1,761,535	1,621,172
Of which mandatory deposits with Central Banks:	784,039	821,890

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	30.6.2006	31.12.2005
Cash and balances with Central Banks	977,496	799,282
Sale and repurchase agreements (Reverse Repos)	1,659,603	2,148,476
Short-term placements with other banks	827,366	2,136,197
Total	3,464,465	5,083,955

Cash and cash equivalents, as presented in the cash flow statement for the period from 1 January 2005 to 30 June 2005 has been restated in order to be comparative with the respective figures from the period 1/1-30/6/2006, as pledged deposits with Central Banks are not included in the calculation of cash and cash equivalents.

Due to the merger of Belgrade Branch with Alpha Bank A.D. Beograd (note 27, par. e) on May 2006, cash and cash equivalent have been reduced by an amount of € 48,125.

13. Loans and advances to customers

	30.6.2006	31.12.2005
Individuals:		
Mortgages	7,331,871	6,616,104
Consumer	1,965,880	1,736,453
Credit cards	894,156	863,798
Other	142,211	161,195
	10,334,118	9,377,550
Companies:		
Loans	16,692,346	15,440,322
Other receivables	242,839	206,244
	16,935,185	15,646,566
	27,269,303	25,024,116
Allowance for impairment losses	(928,042)*	(822,977)
Total	26,341,261	24,201,139

* In addition to the provision made for impairment on loans and advances, an additional provision of € 14,946 has been made on the first semester of 2006 to cover credit risk relating to off balance sheet items. The total provision recorded to cover credit risk amounts to € 942,988.

Allowance for impairment losses

Balance 1.1.2005	621,120
Exchange differences	(108)
Impairment on loans and advances (note 9)	117,592
Provision from merger with Delta Singular A.E.	7,566
Loans written-off during the period	(12,926)
Balance 30.6.2005	733,244
Exchange differences	(78)
Impairment on loans and advances	116,990
Loans written-off during the period	(27,179)
Balance 31.12.2005	822.977
Exchange differences	(69)
Impairment on loans and advances (note 9)	101,732
Decrease due to merger of Belgrade Branch with Alpha Bank A.D. Beograd (note 27 par. e)	(3,180)
Unwind of discount of allowance	33,831
Loans written-off during the period	(27,249)
Balance 30.6.2006	928,042

14. Investments in subsidiaries and associates

	1.1-30.6.2006	1.7-31.12.2005	1.1-30.6.2005
Subsidiaries			
Beginning balance	1,471,394	1,392,617	1,221,616
Additions (1)	29,886	87,621	171,001
Disposals(2)	(3,371)	(6,749)	-
Valuation of subsidiaries fair value hedge (4)	(52)	-	-
Impairment	-	(340)	-
Transfer to non-current assets held for sale	-	(1,755)	-
Ending balance	1,497,857	1,471,394	1,392,617
Associates			
Beginning balance	10,463	10,400	110,082
Additions	1,236	63	914
Disposals (3)	(1,178)	-	(100,336)
Impairment	-	-	(260)
Ending balance	10,521	10,463	10,400
Joint Ventures			
Beginning balance	122	50	50
Additions	-	72	-
Ending balance	122	122	50
Total	1,508,500	1,481,979	1,403,067

Additions of investments represent shares purchases, participation in share capital increases and cancellations of shares due to mergers.

Disposals of investments represent sales of shares, repayment of capital and liquidation of companies.

(1) The following amounts are included to:
- € 3,009 share purchases of Ionian Hotel Enterprise
- € 3,893 share purchases of Alpha Astika Akinita A.E.
- € 22,928 increase of investment to subsidiary Jubanka AD due to the merger with Bank's Belgrade Branch. As at 1.6.2006 Jubanka A.D was renamed to Alpha Bank A.D. Beograd.

(2) The amount of € 3,371 refers to the sale of Alpha Private Investment Services A.E. (note 27, paragr. a).

(3) It includes an amount of € 436 referring to the sale of Lesvos Tourist Company A.E. (note 27, paragr. c).

(4) From the current quarter the Bank uses FX SWAPS to hedge the foreign exchange risk of the investment in Alpha bank London.

Summary Financial Information
Subsidiaries and Associates

Subsidiaries

		30.6.2006					
Name	Country of incorporation	Assets	Equity	Liabilities	Turnover 1.1-30.6.2006	Profit/(loss) before tax 1.1-30.6.2006	Ownership interest % 30.6.2006
BANKS							
1. Alpha Bank London Ltd	United Kingdom	630,330	90,974	539,356	14,546	1,833	100.00
2. Alpha Bank Ltd	Cyprus	2,893,428	227,168	2,666,260	84,266	17,310	100.00
3. Alpha Bank Romania S.A.	Romania	1,702,530	196,663	1,505,867	59,052	17,202	99.44
4. Alpha Bank AD Skopje	Fyrom	71,638	23,444	48,194	2,948	642	100.00
5. Alpha Bank a.d. Beograd	Serbia-Montenegro	460,693	124,119	336,574	19,241	2,367	99.99
LEASING/ FACTORING COMPANIES							
1. Alpha Leasing A.E.	Greece	828,578	274,498	554,080	24,277	8,429	99.23
2. Alpha Leasing Romania S.A.	Romania	68,831	10,201	58,630	3,704	1,239	62.94
3. ABC Factors A.E.	Greece	319,457	57,251	262,206	12,265	4,147	100.00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.P.E.Y.	Greece	131,486	46,974	84,512	23,316	8,022	99.62
2. Alpha Finance US Corporation	U.S.A.	973	953	20	539	(189)	100.00
3. Alpha Finance Romania S.A.	Romania	68,917	2,208	66,709	964	137	45.68
4. Alpha Ventures	Greece	25,816	25,547	269	251	(185)	99.42
ASSET MANAGEMENT							
1. Alpha Mutual Fund Management A.E.	Greece	39,140	27,402	11,738	29,732	3,696	80.00
2. Alpha Asset Management A.E.P.E.Y.	Greece	10,106	8,464	1,642	5,639	4,496	99.00
INSURANCE							
1. Alpha Insurance A.E.	Greece	410,466	74,203	336,263	92,436	7,794	99.56
3. Alpha Insurance Agents A.E.	Greece	3,883	3,003	880	3,084	3,068	100.00
OTHER COMPANIES							
1. Alpha Astika Akinita A.E.	Greece	109,072	105,819	3,253	8,305	4,130	65.16
2. Alpha Group Jersey Ltd	Jersey	914,609	284	914,325	25,922	108	100.00
3. Ionian Hotel Enterprises A.E.	Greece	249,403	101,976	147,427	22,183	36	92.53
4. Ionian Holding A.E.	Greece	343,950	343,871	79	1,381	1,317	100.00
5. Oceanos A.T.O.E.E.	Greece	22,100	17,786	4,314	744	433	100.00
6. Alpha Credit Group Plc	United Kingdom	13,305,242	21,135	13,284,107	187,395	7,590	100.00
7. Messana Holdings S.A.	Luxembourg	138	83	55	5	(4)	99.00
8. Kafe Mazi A.E.	Greece	156	103	53	104	14	100.00
9. Evremethea A.E.	Greece	1,544	22	1,522	780	(68)	100.00

Associates

Name	Country of incorporation	Equity	Profit/(loss) before tax 1.1-30.6.2006	Ownership interest % 30.6.2006
1. A.L.C.Novelle Investments Ltd.	Cyprus	13,482	301	33.33
2. Icap A.E.	Greece	18,256	1,220	26.96
3. Evisak A.E.	Greece	2,950	49	27.00
4. Gaiognomon A.E. (under liquidation)	Greece	1,224	-	20.00
5. AEDEP Thessalias and Stereas Ellados	Greece	147	-	50.00

Joint Ventures

1. Cardlink A.E.	Greece	242	176	50.00
2. APE Fixed Assets A.E.	Greece	26	(8)	60.10
3. APE Commercial Property A.E.	Greece	26	(8)	60.10

Where amounts are not mentioned the respective balances are immaterial.

15. Investment property

	Land and buildings
Balance 1.1.2005	
Cost	49,520
Accumulated Depreciation	(5,973)
Net Book Value 1.1.2005	43,547
1.1.2005-30.6.2005	
Net Book Value 1.1.2005	43,547
Additions	73
Additions from merger with Delta Singular A.E.	36,546
Accumulated depreciation from merger with Delta Singular A.E.	(2,940)
Depreciation charge for the period	(388)
Net Book Value 30.6.2005	76,838
Balance 30.6.2005	
Cost	86,139
Accumulated Depreciation	(9,301)
1.7.2005-31.12.2005	
Net Book Value 1.7.2005	76,838
Additions	70
Reclassification to non-current assets held for sale	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Depreciation charge for the period	(200)
Net book value 31.12.2005	43,245
Balance 31.12.2005	
Cost	49,618
Accumulated Depreciation	(6,373)
1.1.2006-30.6.2006	
Net Book Value 1.1.2006	43,245
Additions	3
Depreciation charge for the period	(201)
Net Book Value 30.6.2006	43,047
Balance 30.6.2006	
Cost	49,621
Accumulated Depreciation	(6,574)

16. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2005				
Cost	638,891	8,406	221,442	868,739
Accumulated depreciation	(143,739)	(8,292)	(188,860)	(340,891)
Net Book Value 1.1.2005	495,152	114	32,582	527,848
1.1.2005-30.6.2005				
Net book Value 1.1.2005	495,152	114	32,582	527,848
Additions	3,286	-	11,204	14,490
Additions from merger with Delta Singular A.E.	-	800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.	-	(270)	(1,902)	(2,172)
Disposals	(406)	-	(58)	(464)
a) Cost	(1,059)	-	(2,917)	(3,976)
b) Accumulated depreciation	653	-	2,859	3,512
Reclassification from non-current assets held for sale	1,373	-	-	1,373
a) Cost	1,536	-	-	1,536
b) Accumulated depreciation	(163)	-	-	(163)
Depreciation charge for the period	(6,126)	(72)	(7,096)	(13,294)
Net Book Value 30.6.2005	493,279	572	36,823	530,674
Balance 30.6.2005				
Cost	642,654	9,206	231,822	883,682
Accumulated Depreciation	(149,375)	(8,634)	(194,999)	(353,008)
1.7.2005-31.12.2005				
Net Book Value 1.7.2005	493,279	572	36,823	530,674
Additions	5,405	-	7,538	12,943
Foreign exchange differences	(120)	-	(11)	(131)
a) Cost	(115)	-	(14)	(129)
b) Accumulated depreciation	(5)	-	3	(2)
Disposals	(97)	-	(813)	(910)
a) Cost	(278)	-	(969)	(1,247)
b) Accumulated depreciation	181	-	156	337
Reclassification from non-current assets held for sale	330	-	-	330
a) Cost	392	-	-	392
b) Accumulated depreciation	(62)	-	-	(62)
Transfer to other category	(5)	-	5	-
a) Cost	(319)	(7,996)	8,315	-
b) Accumulated depreciation	314	7,996	(8,310)	-
Depreciation charge for the period	(5,967)	(252)	(7,176)	(13,395)
Net book value 31.12.2005	492,825	320	36,366	529,511
Balance 31.12.2005				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2006-30.6.2006				
Net Book Value 1.1.2006	492,825	320	36,366	529,511
Additions	7,252	-	7,199	14,451
Foreign exchange differences	(12)	-	(3)	(15)
a) Cost	(17)	-	(9)	(26)
b) Accumulated depreciation	5	-	6	11
Disposals [(1)]	(5,972)	-	(553)	(6,525)
a) Cost	(6,360)	-	(1,920)	(8,280)
b) Accumulated depreciation	388	-	1,367	1,755
Transfer to other category	-	-	-	-
a) Cost	-	(68)	68	-
b) Accumulated depreciation	-	68	(68)	-
Depreciation charge for the period[(2)]	(6,222)	(60)	(6,758)	(13,040)
Net book value 30.6.2006	487,871	260	36,251	524,382
Balance 30.6.2006				
Cost	648,614	1,142	252,030	901,786
Accumulated depreciation	(160,743)	(882)	(215,779)	(377,404)

(1) Disposals include an amount of € 6,134 referring to property plant, and equipment of Belgrade Branch merged in May 2006 with Alpha Bank A.D. Beograd.

(2) For the reason mentioned above, depreciation charge for the period does not include depreciation for 1.1 – 31.5.2006 of Belgrade Branch amounted to € 68.

17. Goodwill and other intangible assets

Only software is included in this category.

Balance 1.1.2005	
Cost	83,954
Accumulated amortization	(60,845)
Net Book Value 1.1.2005	23,109
1.1.2005-30.6.2005	
Net book Value 1.1.2005	23,109
Additions	4,460
Additions from merger with Delta Singular A.E.	620
Accumulated depreciation from merger with Delta Singular A.E.	(381)
Amortization charge for the period	(5,224)
Net Book Value 30.6.2005	22,584
Balance 30.6.2005	
Cost	89,034
Accumulated amortization	(66,450)
1.7.2005-31.12.2005	
Net Book Value 1.7.2005	22,584
Additions	15,108
Amortization charge for the period	(4,676)
Net Book Value 31.12.2005	33,016
Balance 31.12.2005	
Cost	104,142
Accumulated amortization	(71,126)

1.1.2006-30.6.2006	
Net Book Value 1.1.2006	33,016
Additions	8,164
Foreign exchange differences	(2)
a) Cost	(2)
b) Accumulated amortization	-
Disposals	-
a) Cost	(14)
b) Accumulated amortization	14
Amortization charge for the period	(6,378)
Net Book Value 30.6.2006	34,800
Balance 30.6.2006	
Cost	112,290
Accumulated amortization	(77,490)

18. Deferred tax assets and liabilities

	30.6.2006	31.12.2005
Deferred tax assets	232,087	177,936
Deferred tax liabilities	(84,561)	(19,517)
Total	147,526	158,419

	1.1.2005-30.6.2005					
		Recognition in				
		Income statement		Equity		
	Balance 1.1.2005	Assets	Liabilities	Assets	Liabilities	Balance 30.6.2005
Depreciation	36,297	-	(5,450)	387	-	31,234
Loans and advances	238	1,373	-	1,640	-	3,251
Valuation of derivative financial instruments	429	1,077	-	-	-	1,506
Other provisions	88	19	(42)	-	(20)	45
Effective interest rate of financial instruments	6,180	111	(962)	-	-	5,329
Employee defined benefit obligations	127,585	-	(404)	-	-	127,181
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(233)	-	(1,030)	-	-	(1,263)
Total	170,584	2,580	(7,888)	2,027	(20)	167,283

	1.7.2005-31.12.2005					
		Recognition in				
		Income statement		Equity		
	Balance 1.7.2005	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	31,234	-	(6,276)	-	-	24,958
Loans and advances	3,251	1,624	(2,768)	-	-	2,107
Valuation of derivative financial instruments	1,506	3,872	-	-	-	5,378
Other provisions	45	42	-	-	-	87
Effective interest rate of financial instruments	5,329	55	(1,034)	-	-	4,350
Employee defined benefit obligations	127,181	117	(812)	-	-	126,486
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(1,263)	-	(3,684)	-	-	(4,947)
Total	167,283	5,710	(14,574)	-	-	158,419

	1.1.2006-30.6.2006					
		Recognition in				
		Income statement		Equity		
	Balance 1.1.2006	Assets	Liabilities	Assets	Liabilities	Balance 30.6.2006
Depreciation	24,958	66	(4,617)	-	-	20,407
Loans and advances	2,107	33,087	(23,095)	-	-	12,099
Valuation of derivative financial instruments	5,378	2,654	(12,334)	-	-	(4,302)
Other provisions	87	906	(26)	-	-	967
Effective interest rate of financial instruments	4,350	4,825	(5,245)	-	-	3,930
Employee defined benefit obligations	126,486	696	(934)	-	-	126,248
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,947)	11,917	(18,793)	-	-	(11,823)
Total	158,419	54,151	(65,044)	-	-	147,526

19. Non-current assets held for sale

a) Property, plant and equipment

	Land and buildings	Office equipment	Total
1.1.2005-30.6.2005			
Balance 1.1.2005	32,002	617	32,619
Additions	938	-	938
Additions from merger with Delta Singular A.E.	21,175	-	21,175
Disposals	(1,546)	-	(1,546)
Reclassification to property, plant and equipment	(1,373)	-	(1,373)
Balance 30.6.2005	51,196	617	51,813
1.7.2005-31.12.2005			
Balance 1.7.2005	51,196	617	51,813
Additions	8,068	20	8,088
Disposals	(4,488)	(52)	(4,540)
Reclassification to property, plant and equipment	(330)	-	(330)
Reclassification from investment property	33,463	-	33,463
Balance 31.12.2005	87,909	585	88,494
1.1.2006-30.6.2006			
Balance 1.1.2006	87,909	585	88,494
Additions	3,625	240	3,865
Disposals	(1,378)	(236)	(1,614)
Balance 30.6.2006	90,156	589	90,745

b) Investments

Balance 31.12.2005	1,755
1.1.2006-30.6.2006	
Balance 1.1.2006	1,755
Disposals	(1,755)
Balance 30.6.2006	-

Disposals of € 1,755 concern the sale of Alpha Insurance Romania S.A. (note 27, par. b).

Liabilities

20. Due to customers

	30.6.2006	31.12.2005
Current accounts	5,641,014	5,481,435
Saving accounts	9,491,005	9,652,069
Term deposits		
- Synthetic swaps	302,209	357,627
- Other	3,315,988	2,887,928
Sale and repurchase agreements (Repos)	551,657	738,018
	19,301,873	19,117,077
Cheques payable	203,354	184,569
Total	19,505,227	19,301,646

21. Debt securities in issue and other borrowed funds

The Bank to effectively fund its activities has significantly broadened its funding sources so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Bank has issued:

i) Senior debt securities
ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.
Their initial maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

iii) Hybrid securities with or without interest step-up clause.
These securities are referred to as hybrid securities because they combine characteristics of debt and equity. They are perpetual securities and are offered for long-term borrowing. They can be redeemed after the expiration of 10 years.

Senior debt

	30.6.2006	31.12.2005
Euro due 2006	1,011,757	2,519,937
Euro due 2007 with 1st call option in 2006	-	7,126
Euro due 2007	902,118	901,444
US $ 5 million due 2007	3,700	-
HKD 100 million due 2007	10,234	11,027
Euro due 2008	507,358	507,260
US $ 10 million due 2008 with 1st call option in 2006	7,370	8,052
Euro due 2009	1,432,356	710,405
Euro due 2009 with 1st call option in 2007	38,783	-
CZK 1,500 million due 2009	52,648	51,511
US $ 11 million due 2009 with 1st call option in 2006	8,360	8,960
US $ 5 million due 2009 with 1st call option in 2006	3,676	4,027
HKD 50 million due 2009	5,113	5,497
Euro due 2010	1,125,000	924,947
Euro due 2010 with 1st call option in 2006	36,815	56,600

	30.6.2006	31.12.2005
Euro due 2010 will 1st call option in 2007	2,502,395	2,502,060
US $ 7 million due 2010 with 1st call option in 2006	4,537	5,366
US $ 50 million due 2010 with 1st call option in 2007	39,476	42,521
Euro due 2011	231,511	15,439
CZK 700 million due 2011	24,444	-
Euro due 2011 with 1st call option in 2006	21,970	22,843
Euro due 2011 with 1st call option in 2008	2,502,012	-
Euro due 2012	315,260	316,104
Euro due 2012 with 1st call option in 2006	54,879	9,353
Euro due 2013	318,923	19,341
Euro due 2015	11,773	12,360
US $ 3 million due in 2016	2,214	-
Euro due 2021	80,388	-
Total	**11,255,070**	**8,662,180**

The majority of senior debt securities bears a Euribor floating rate, with a margin between -10 and +30 basis points, which is connected with bond's start date and maturity date.

Subordinated debt

Euro due 2012 with 1st call option in 2007	325,665	325,817
Euro due 2013 with 1st call option in 2008	351,709	351,570
Euro due 2014 with 1st call option in 2009	201,321	201,115
JPY 30 billion with 1st call option in 2015	184,675	203,706
Total	**1,063,370**	**1,082,208**

Subordinated debt securities due in 2012 carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed the spread increases to 195 up to 200 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first option to redeem in 2015, carrying a fixed rate of 2.94%.

Hybrid securities		
Euro perpetual with 1st call option in 2012	301,280	301,224
Euro perpetual with 1st call option in 2015	601,628	620,149
Total	**902,908**	**921,373**
Grand total	**13,221,348**	**10,665,761**

The interest rate of the hybrid security, with a first redemption option in 2012 is three-month Euribor plus 265 basis points until the redemption date, which increases to 397.5 basis points in the event that the security is not redeemed.

The interest rate on the hybrid security, with the first redemption option in 2015 carry interest at a fixed rate of 6% for the first five years and thereafter it is determined annually as four times the difference between the 10 CMS and 2 years CMS with a floor of 3.25% and a cap of 10%.

Equity

22. Share capital, Retained earnings and Treasury shares

a. Share capital increase

Bank's shareholders Ordinary General Meeting on 18.4.2006 approved the share capital increase at the amount of € 133,954 with issuance of 116,481,444 shares of nominal value € 3.90 each at a ratio of 4 new for 10, through the capitalization of retained earnings at an amount of € 133,954 and the decrease of nominal value of each share from € 5.00 to € 3.90.

After the above increase, Bank's share capital amounts to € 1,589,972 divided to 407,685,052 shares.

The share capital increase has been approved by the Ministry of Development Decision No K2-6543/3.5.2006.

b. Retained earnings

On May 2, 2006 dividends of a total amount of € 237,556 were distributed (€ 0.84 per share), for the financial year 2005.

c. Treasury shares

Treasury shares refer to Alpha Bank shares, held by the Bank and are analyzed as follows:

Alpha Bank	No of shares	Cost €	Ownership interest %
Balance 1.1.2006	8,398,426	188,128	
Bonus shares (4/10)	3,359,370	-	
Purchases	4,640,277	89,483	
Balance 30.6.2006	**16,398,073**	**277,611**	**4.02%**

Additional Information

23. Contingent liabilities and commitments

a) Legal Issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal actions. No provision has been recorded because after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax Issues

The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. A tax audit is in process by the tax authorities for the years from 2003 up to 2005 and is expected to be finalized at the end of the current year. Additional taxes and penalties may be imposed for the unaudited years.

c) Operating leases

The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	30.6.2006	31.12.2005
Less than one year	22,032	20,675
Between one and five years	65,079	60,747
More than five years	38,729	34,941
Total	125,840	116,363

The lease expense for the first semester of 2006 relating to buildings amounts to € 11,232 (2005: € 10,400) and is included in General administrative expenses.

The Bank as a lessor

The Bank claims regarding owned buildings rental either to group companies or third parties companies.

The minimum future revenues are:

	30.6.2006	31.12.2005
Less than one year	2,854	2,718
Between one and five years	9,496	9,356
More than five years	5,230	5,202
Total	17,580	17,276

The lease revenue for the first semester of 2006 amounts to € 1,466 (2005: € 1,379) and is included in Other income.

d) Off balance sheet liabilities

	30.6.2006	31.12.2005
Letters of guarantee	4,131,034	3,627,622
Letters of credit	195,880	212,879
Credit commitments	12,329,435	11,794,929
Guarantees issued for bonds by subsidiaries	12,244,638	10,640,897
Total	28,900,987	26,276,327

e) Assets pledged

	30.6.2006	31.12.2005
Securities linked to Reverse Repos	-	420,000
Investment securities	585,000	165,000
Total	585,000	585,000

From the investment securities portfolio an amount of € 80,000 is pledged for capital withdrawal and an amount of € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as margin account insurance. The remaining securities are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

24. Segment reporting

Analysis by sector

(Millions of Euro)

30.6.2006

	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	562.3	415.4	111.1	1.4	27.0	7.4	-
Commission	135.6	61.6	40.1	24.7	7.8	1.4	-
Other income	69.9	4.0	0.8	1.0	6.1	0.4	57.6
Total income	767.8	481.0	152.0	27.1	40.9	9.2	57.6
Expenses	(334.1)	(242.9)	(44.0)	(13.4)	(8.7)	(5.3)	(19.8)
Impairment	(115.7)	(77.3)	(38.4)	-	-	-	-
Profit before tax	318.0	160.8	69.6	13.7	32.2	3.9	37.8

30.6.2005

	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	467.7	336.5	107.3	1.0	17.3	7.1	(1.5)
Commission	115.2	53.9	41.9	15.2	2.9	1.3	-
Other income	67.2	4.5	1.5	0.7	(5.7)	1.1	65.1
Total income	650.1	394.9	150.7	16.9	14.5	9.5	63.6
Expenses	(305.1)	(222.1)	(42.0)	(11.0)	(7.0)	(5.9)	(17.1)
Impairment	(115.7)	(64.9)	(50.8)	-	-	-	-
Profit before tax	229.3	107.9	57.9	5.9	7.5	3.6	46.5

i. Retail banking

Includes all individuals (retail banking customers) of the Bank, free lancers, small and very small companies.

The Bank offers through its extension branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letters of guarantee), debit and credit cards to the above customers.

ii. Corporate banking

Includes all medium-sized and large companies, corporations with international activities, shipping corporations and corporations managed by the Corporate Banking Division (Corporate).

The Bank offers working capital facilities, corporate loans, and letters of guarantee.

iii. Asset management / Insurance

Consists of a wide range of asset management services through the Bank's private banking units.

In addition a wide range of insurance products are also offered to individuals and corporations.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. This segment also includes the interbank Dealing Room (FX Swaps, Bonds, Futures, IRS, Interbank placements – Borrowings etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South Eastern Europe.

vi. Other

This segment consists of the administration of the Bank.

25. Capital adequacy

The ratios measure capital adequacy by comparing the Bank's eligible capital with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the banking book and the market risk of the trading book.

The Bank uses all modern methods to manage its capital adequacy. It has issued hybrid and subordinated debt which are included in the calculation of eligible capital. The cost of these types of debt is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	(Millions of Euro)	
	30.6.2006	**31.12.2005**
Risk-weighted assets from credit risk	27,707	25,659
Risk-weighted assets from market risk	500	569
Total Risk-weighted assets	28,207	26,228
Upper Tier I capital	1,892	1,881
Tier I capital	1,857	1,848
Total Tier I + Tier II capital	3,499	3,485
Upper Tier I ratio	6.7%	7.2%
Tier I ratio	6.6%	7.0%
Capital adequacy ratio Tier I + Tier II	**12.4%**	**13.3%**

26. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length transaction terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors, the Executive General Managers and their close family members are as follows:

	30.6.2006	31.12.2005
Loans	1,784	3,118
Deposits	14,783	10,960
Letters of guarantee	147	145

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

Assets	30.6.2006	31.12.2005
Due from banks	1,461,224	1,026,244
Securities held for trading	38,716	40,695
Derivative financial assets	278	477
Loans and advances to customers	942,457	942,800
Available for sale securities	1,172,749	441,499
Total	3,615,424	2,451,715
Liabilities		
Due to banks	867,571	735,660
Due to customers	465,206	432,265
Derivatives financial liabilities	88	283
Debt securities in issue and other borrowed funds	13,221,348	10,665,761
Other liabilities	952	2,734
Total	14,555,165	11,836,703

Income	30.6.2006	30.6.2005
Interest and similar income	44,507	26,258
Dividend income	35,715	57,623
Fee and commission income	24,174	14,382
Other income	1,261	1,193
Total	105,657	99,456
Expenses		
Interest expenses and similar charges	207,218	127,690
Commission expense	684	2,242
General administrative expenses	8,816	10,629
Total	216,718	140,561
Letters of guarantee and other guarantee	128,172	-

II. Associates

	30.6.2006	31.12.2005
Assets		
Loans and advances to customers	978	1,390

	30.6.2006	31.12.2005
Liabilities		
Due to customers	875	639
Letters of guarantee	2,567	1,353

Income	30.6.2006	30.6.2005
Interest and similar income	51	56
Dividends income	155	195
Fee and commission income	17	12
Other income	223	-
Total	446	263
Expenses		
Interest and similar charges	3	3
General administrative expenses	320	-
Total	323	3

c. The fees paid to the members of the Board of Directors and Executive General Managers charged in the first semester of 2006 profit and loss account amount to € 2,523 (30.6.2005: € 1,317). The increase is due to modifications made in Board of Directors as at 23 February 2005 and the placement of two new Executive General Managers.

27. Mergers and disposals of subsidiaries and associates

a) On 1 February 2006 the Bank transferred 2,178,000 shares of Alpha Private Investment Services AEPEY representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd at an amount of € 3.4 million. This transfer was made in accordance to the Group's reorganization and did not have any affect on the Bank's results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 at an amount of € 1.7 million. The sales agreement was signed on 11 October 2005. The assets of Alpha Insurance Romania S.A., amounted to € 1.7 million, were presented as at 31 December 2005 in "non-current assets held for sale", and therefore no gain or loss resulted from this transaction.

c) On 24 February 2006 the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, resulting to € 1.6 million gain.

d) The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund by Alpha Ventures, which is also a subsidiary, became effective on 31 May 2006, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. In company's new share capital derived from the above merger the Bank has 100% direct and indirect ownership interest.

e) On 31 May 2006 was completed the merger by absorption of Bank's Belgrade branch by Jubanka a.d. Beograd, Bank's new acquisition in 2005, which was re-named on 1 June 2006 to Alpha Bank a.d. Beograd. As a result of the above mentioned merger the Bank's participation in Alpha Bank a.d. Beograd increased by € 22,928 thousand.

f) On 14 June 2006 was completed the sale of Geosynthesis A.E. representing 20% of company's share capital for € 13.8 thousand. The Bank made a profit of € 13.8 thousand.

28. Events after the balance sheet date

a) The Bank, based on decisions of the Ordinary General Shareholders Meetings held in prior years, had until 31 December 2005 acquired 8,398,426 treasury shares which represent 2.88% of its share capital.
According to Ordinary General Shareholders meeting held on 18 April 2006 the Bank may proceed, until 17.4.2007, to the purchase of up to 3% of its total outstanding paid-in share capital.

The Board of Directors, at its meeting on 18 July 2006, decided the termination as of 20 July 2006 of the current share buyback period, for the period 22 May 2006 up to 20 October 2006, and the initiation of a new time period from 21 July 2006 to 17 April 2007, for the purchase of up to 6,230,552 treasury shares at the lower and upper limit share purchase price of €3.90 and €26.00 per share respectively.

According to the approved by the Ordinary General Shareholders Meeting, held on 18 April 2006, purchase plan of treasury shares for 2006, the Bank has purchased 1,359,723 shares with cost of €25,800 (€18.97 per share), during the period from 3 July 2006 to 20 July 2006.

The total of treasury shares purchased on 20 July 2006 was 17,757,796 shares or 4.36% of the issued share capital.

b) The procedure of finding prospective buyers of the Rhodes Hilton Hotel of Ionian Hotel Enterprises A.E. is still in progress.

c) On 30 December 2005 the Board of Directors of Alpha Mutual Funds AEDAK and Alpha Assets Management AEPEY decided to start the process of merging the two companies, by absorption of the second by the first, with a balance sheet date of 31 December 2005. Both companies are wholly owned subsidiaries of the Bank. The merger is expected to be completed during 2006.

Athens, 27 July 2006

CHAIRMAN	MANAGING DIRECTOR	EXECUTIVE DIRECTOR	CHIEF FINANCIAL REPORTING
YANNIS S. COSTOPOULOS ID No. X 661480	DEMETRIOS P. MANTZOUNIS ID No. I 166670	MARINOS S. YANNOPOULOS ID No. N 308546	GEORGIOS N. KONTOS ID No. Ξ 347245

ALPHA BANK

INTERIM GROUP FINANCIAL STATEMENTS AS AT 30.06.2006

(In accordance with the International Accounting Standard 34)

ATHENS
JULY 27, 2006

Table of Contents

Auditors' Review Report

To the Shareholders of ALPHA BANK A.E.

We have reviewed the accompanying interim consolidated condensed balance sheet of ALPHA BANK A.E. ("the Bank") as of 30 June 2006 and the interim consolidated condensed statements of income, changes in equity and cash flows for the six month period then ended and the explanatory notes (the interim financial information). This interim financial information is the responsibility of the Bank's management. Our responsibility is to issue a report on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400 as provided by the Greek Auditing Standards. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with the International Financial Reporting Standards adopted by the European Union applicable to interim financial reporting (IAS 34).

Athens, 27 July 2006
KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou,
Certified Auditor Accountant
AM SOEL 11121

Nick Vouniseas,
Certified Auditor Accountant
AM SOEL 18701

Interim consolidated income statement

					(Thousands of Euro)
		From 1 January to		From 1 April to	
	Note	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Interest and similar income		1,231,513	862,421	637,354	446,773
Interest expense and similar charges		(534,282)	(279,594)	(282,765)	(144,315)
Net interest income	2	697,231	582,827	354,589	302,458
Fee and commission income		205,722	174,227	105,661	90,059
Commission expense		(11,542)	(10,853)	(6,108)	(5,929)
Net fee and commission income	3	194,180	163,374	99,553	84,130
Dividend income	4	2,671	2,516	2,485	2,385
Gains less losses on financial transactions	5	30,473	4,571	5,509	(10,296)
Other income	6	46,148	56,252	27,287	35,396
		79,292	63,339	35,281	27,485
Total income		970,703	809,540	489,423	414,073
Staff costs	7	(241,695)	(225,286)	(122,161)	(113,223)
General administrative expenses	8	(172,487)	(146,662)	(91,316)	(76,841)
Depreciation and amortization expenses	15,16,17	(31,611)	(31,393)	(15,544)	(15,986)
Other expenses		(907)	(1,238)	(689)	(948)
Total expenses		(446,700)	(404,579)	(229,710)	(206,998)
Impairment losses and provisions to cover credit risk	9	(130,510)	(124,216)	(65,610)	(58,885)
Share of profit (loss) of associates	14	(137)	(1,149)	115	100
Profit before tax		393,356	279,596	194,218	148,290
Income tax	10	(86,362)	(55,589)	(38,367)	(25,867)
Profit after tax		306,994	224,007	155,851	122,423
Attributable to equity holders of the Bank		305,865	222,104	155,199	121,407
Attributable to minority interest		1,129	1,903	652	1,016
Earnings per share:	11				
Basic earnings per share (€)		0.77	0.55	0.39	0.30
Diluted earnings per share (€)		0.77	0.55	0.39	0.30

The attached notes (pages 10 to 36) form an integral part of these interim financial statements.

Interim consolidated balance sheet

(Thousands of Euro)

	Note	30.6.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	12	2,890,154	2,202,382
Due from banks		3,307,436	4,775,229
Securities held for trading		152,523	122,638
Derivative financial assets		226,866	138,997
Loans and advances to customers	13	29,843,808	27,356,543
Investment securities			
-Available for sale		8,260,406	7,745,062
Investments in associates	14	10,581	11,389
Investment property	15	28,491	29,550
Property, plant and equipment	16	941,245	937,973
Goodwill and other intangible assets	17	107,189	107,436
Deferred tax assets	18	254,986	202,519
Other assets		361,102	285,258
		46,384,787	43,914,976
Non-current assets held for sale	19	90,888	92,070
Total Assets		46,475,675	44,007,046
LIABILITIES			
Due to banks		7,940,081	8,128,599
Derivative financial liabilities		230,618	140,236
Due to customers	20	22,242,729	21,644,804
Debt securities in issue and other borrowed funds	21	11,022,112	9,192,626
Liabilities for current income tax and other taxes		96,633	128,202
Deferred tax liabilities	18	86,542	23,857
Employee defined benefit obligations		564,124	561,748
Other liabilities		994,190	743,372
Provisions		340,758	317,871
		43,517,787	40,881,315
Liabilities related to non-current-assets held for sale		-	3,047
Total Liabilities		43,517,787	40,884,362
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital	22	1,589,972	1,456,018
Share premium		125,685	125,685
Reserves		276,954	324,297
Retained earnings	22	356,068	506,985
Treasury shares	22	(277,800)	(188,316)
		2,070,879	2,224,669
Minority interest		46,299	53,069
Hybrid securities	23	840,710	844,946
Total Equity		2,957,888	3,122,684
Total Liabilities and Equity		46,475,675	44,007,046

The attached notes (pages 10 to 36) form an integral part of these interim financial statements.

Interim consolidated statement of changes in equity

(thousands of Euro)

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2005	**1,274,272**	**-**	**365,095**	**366,091**	**(18,873)**	**1,986,585**	**63,508**	**297,353**	**2,347,446**
Changes in equity for the period 1.1-30.6.2005									
Movement in the available for sale securities reserve	-	-	624	-	-	624	-	-	624
Effect of translation of foreign subsidiaries	-	-	11,823	-	-	11,823	-	-	11,823
Other	-	-	-	9	-	9	-	-	9
Net income recognized directly in equity	-	-	12,447	9	-	12,456	-	-	12,456
Net income for the period	-	-	-	222,104	-	222,104	1,903	-	224,007
Total	-	-	12,447	222,113	-	234,560	1,903	-	236,463
Merger of Delta Singular A.E.	23,449	125,685	-	-	-	149,134	-	-	149,134
Capitalization of reserve to round the share price to € 5.35	562	-	-	(562)	-	-	-	-	-
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	157,735	-	-	(157,735)	-	-	-	-	-
Issue of hybrid securities	-	-	-	-	-	-	-	588,000	588,000
Acquisition of subsidiary and change of participating interests in subsidiaries	-	-	-	(4,388)	-	(4,388)	618	-	(3,770)
Purchase/sale of treasury shares and hybrid securities	-	-	-	-	(11,293)	(11,293)	-	(47,149)	(58,442)
Amortization of initial share options valuation granted to employees	-	-	1,104	-	-	1,104	-	-	1,104
Dividends distributed to equity holders of the Bank and minority interest	-	-	-	(174,064)	-	(174,064)	(1,076)	-	(175,140)
Dividends paid to hybrid securities holders	-	-	-	(7,265)	-	(7,265)	-	-	(7,265)
Reserves	-	-	1,526	(1,526)	-	-	-	-	-
Balance 30.6.2005	**1,456,018**	**125,685**	**380,172**	**242,664**	**(30,166)**	**2,174,373**	**64,953**	**838,204**	**3,077,530**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.7.2005	1,456,018	125,685	380,172	242,664	(30,166)	2,174,373	64,953	838,204	3,077,530
Changes in equity for the period 1.7-31.12.2005									
Movement in the available for sale securities reserve	-	-	(39,186)	-	-	(39,186)	-	-	(39,186)
Transfer to income statement due to sales of available for sale securities	-	-	(3,982)	-	-	(3,982)	-	-	(3,982)
Effect of translation of foreign subsidiaries	-	-	(13,772)	-	-	(13,772)	-	-	(13,772)
Other	-	-	-	(862)	-	(862)	-	-	(862)
Net income recognized directly in equity	-	-	(56,940)	(862)	-	(57,802)	-	-	(57,802)
Net income for the period				280,070		280,070	1,793		281,863
Total	-	-	(56,940)	279,208	-	222,268	1,793		224,061
Acquisition of subsidiary and change of participating interests in subsidiaries	-	-	-	(8,413)	-	(8,413)	(13,269)	-	(21,682)
Purchase/sale of treasury shares and hybrid securities	-	-	-	-	(158,150)	(158,150)	-	6,742	(151,408)
Amortization of initial share options valuation granted to employees	-	-	1,141	-	-	1,141	-	-	1,141
Dividends paid to equity holders of the Bank and minority interest	-	-	-	-	-	-	(408)	-	(408)
Dividends paid to hybrid securities holders	-	-	-	(6,550)	-	(6,550)	-	-	(6,550)
Reserves	-	-	(76)	76	-	-	-	-	-
Balance 31.12.2005	1,456,018	125,685	324,297	506,985	(188,316)	2,224,669	53,069	844,946	3,122,684

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2006	**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**
Changes in equity for the period 1.1-30.6.2006									
Movement in the available for sale securities reserve	-	-	(83,365)	-	-	(83,365)	-	-	(83,365)
Transfer to income statement due to sales of available for sale securities	-	-	(16,821)	-	-	(16,821)	-	-	(16,821)
Effect of translation of foreign subsidiaries	-	-	5,900	-	-	5,900	-	-	5,900
Other	-	-	-	538	-	538	-	-	538
Net income recognized directly in equity	-	-	(94,286)	538	-	(93,748)	-	-	(93,748)
Net income for the period	-	-	-	305,865	-	305,865	1,129	-	306,994
Total	-	-	(94,286)	306,403	-	212,117	1,129	-	213,246
Increase of share capital from capitalization of reserve and change of nominal value of share to € 3.90	133,954	-	-	(133,954)	-	-	-	-	-
Change of participating interests in subsidiaries	-	-	-	(406)	-	(406)	(6,510)	-	(6,916)
Purchase/sale of treasury shares and hybrid securities	-	-	-	679	(89,484)	(88,805)	-	(4,236)	(93,041)
Amortization of initial share options valuation granted to employees	-	-	2,582	-	-	2,582	-	-	2,582
Dividends distributed to equity holders of the Bank and minority interest	-	-	-	(237,556)	-	(237,556)	(1,389)	-	(238,945)
Dividends paid to hybrid securities holders	-	-	-	(41,722)	-	(41,722)	-	-	(41,722)
Reserves	-	-	44,361	(44,361)	-	-	-	-	-
Balance 30.6.2006	**1,589,972**	**125,685**	**276,954**	**356,068**	**(277,800)**	**2,070,879**	**46,299**	**840,710**	**2,957,888**

The attached notes (pages 10 to 36) form an integral part of these interim financial statements.

Interim consolidated Cash flow statement

	Note	(Thousands of Euro) From 1 January to 30.6.2006	30.6.2005
Cash flows from operating activities			
Profit before taxes		393,356	279,596
Adjustments for:			
Depreciation of property, plant and equipment	15,16	22,008	22,723
Amortization of intangible assets	17	9,603	8,669
Impairment losses and provisions		137,168	134,319
Gains / (losses) from investing activities		(43,758)	(14,112)
Gains / (losses) from financing activities		50,498	14,716
Share of profit (loss) of associates	14	137	1,149
		569,012	447,060
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		(1,521,752)	553,531
Securities held for trading and derivative financial assets		(117,755)	(211,902)
Loans and advances to customers		(2,603,544)	(2,150,618)
Other assets		(74,659)	(8,181)
Net increase /(decrease) in liabilities relating to operating activities			
Due to banks		(188,518)	4,423,284
Derivative financial liabilities		90,382	(67,929)
Due to customers		2,442,332	1,643,848
Other liabilities		229,779	184,455
Net cash flows from operating activities before taxes		(1,174,723)	4,813,548
Income and other taxes paid		(107,692)	(155,104)
Net cash flows from operating activities		(1,282,415)	4,658,444
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(7,102)	(132,422)
Proceeds from sale of investments (subsidiaries and associates)		2,523	-
Dividends received	4	2,671	2,516
Purchase of property, plant and equipment	15,16,17	(34,615)	(25,376)
Disposal of property, plant and equipment		3,016	1,314
Net (increase) / decrease in investment securities		(595,154)	(511,850)
Net cash flows from investing activities		(628,661)	(665,818)
Cash flows from financing activities			
Dividends paid		(235,086)	(168,051)
Acquisition of treasury shares		(86,025)	(11,293)
Proceeds from the issue of loans		-	186,524
Repayment of loans		(30,014)	(15,035)
Proceeds from the issue of Hybrid securities		-	540,851
Purchase of Hybrid securities		(4,236)	-
Dividends paid to Hybrid securities holders		(41,722)	(7,265)
Net cash flows from financing activities		(397,083)	525,731
Effect of exchange rate fluctuations on cash and cash equivalents		5,900	11,823
Net increase / (decrease) in cash and cash equivalents		(2,302,259)	4,530,180
Cash and cash equivalents at beginning of the period	12	5,665,814	5,568,384
Cash and cash equivalents at end of the period	12	3,363,555	10,098,564

The attached notes (pages 10 to 36) form an integral part of these interim financial statements.

General information

The Alpha Bank Group includes companies in Greece and abroad which offer services as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK S.A. which operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, which were elected by the shareholders' in a general meeting of April 19, 2005 ends in 2010. The members of the Board of Directors consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Andreas L. Canellopoulos

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

Minas G. Tanes *

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Garyfallia B. Spyriouni
	Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 30 June 2006 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek market, the shares of the Bank are listed in London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's).

The Bank as at 30 June 2006 has issued 407,685,052 shares after the share capital increase and the free distribution of 116,481,444 shares from the capitalization of retained earnings in accordance with shareholders decision of General Shareholders' Meeting on 18 April 2006. The new shares are trading since 24 May 2006.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the A' semester of 2006 amounted to an average of 1,240,000 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive share price prospect.

The Board of Directors approved the financial statements on 27 July 2006.

Notes to the interim consolidated financial statements

Accounting principles applied

1. Basis of presentation

The Group has prepared these condensed interim financial statements in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting".

The accounting policies applied by the Group in these condensed interim financial statements as at 30 June 2006, are the same as those applied by the Group in its published consolidated financial statements for the year ended 31 December 2005 taking into consideration the new standards, amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for accounting period beginning on or after 1.1.2006:

1.1 *IAS 19 (amendment), «Employee Benefits» (Rule 1910/8.11.2005)*

The amendment of IAS 19, introduces the option of an alternative recognition approach for actuarial gains and losses, of benefit plans. It allows the total recognition of actuarial gains and losses directly to equity. It also clarifies the way the companies of a Group must include defined benefit obligations to their financial statements and it imposes the disclosure of additional information.
The Group has not changed the accounting policies relating to the recognition of defined benefit obligations.

1.2 *Amendment IAS 39, Fair Value option (Rule 1864/15.11.2005)*

According to the above amendment, under certain circumstances the Group has the ability to designate financial instruments upon initial recognition, to be measured at fair value, with changes in fair value recognized in profit and loss (fair value option).
The Group did not use the above option at the present financial statements.

1.3 *IAS 39 (amendment), Recognition and Valuation of financial instruments (Rule 2106/21.12.2005)*

According to this amendment, it allows the companies to appoint, under certain circumstances, forecast intragroup transaction, stated in foreign currency, as the hedged instrument in the Group's financial statements.

As at 30.6.2006, no forecast intragroup transactions had occurred which could be recognized as hedged instruments.

1.4 *IAS 39 and IFRS 4 (amendment), Financial Guarantee Contracts (Rule 108/27.1.2006)*

The main objective of these amendments is to ensure that the issuers of Financial Guarantee Contracts include obligations on their balance sheet. Particularly, the issuer of such contract must initially recognize it at its fair value and subsequently to measure it at the higher between of:
(i) the amount arising from the principles of IAS 37 relating to provisions.

(ii) the amount initially recognized, reduced by the amount that has been already recognized as revenue, according to IAS 18, for revenue recognition.

These amendments did not have a significant effect on Group's financial statements.

1.5 <u>Amendment IAS 21, concerning the effects of exchange prices variation (Rule 708/8.5.2006)</u>

This amendment allows the direct recognition of the exchange differences in Group's equity. These exchange differences result from monetary assets, which consist part of the net investment in foreign currency, even if these monetary assets are presented in different currency from the functional currency of the counterparties of the Group.

On 30.6.2006 no monetary assets consisting part of a net investment in foreign currency existed.

Interpretation 4 « Determining whether an Arrangement contains a Lease»,

Interpretation 5 «Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds» (Rule 1910/8.11.2005).

Interpretation 6 «Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment» (Rule 108/27.1.2006)

From the adoption of interpretation 4, 5 and 6 no substantial effect on the Group's financial statements arised.

Apart from the amendments of the Standards and the new interpretations stated above, the European Union, on 27.1.2006, adopted, through 108/2006 rule, the International Financial Reporting Standard 7 « Financial instruments: Disclosures», as well as the changes that it has imposed to other standards. IFRS 7 and the amendments that has imposed to other standards are effective for accounting period beginning on or after 1.1.2007 and are expected to affect significantly the disclosure requirements concerning the financial instruments.

In addition from 8.5.2006, through 708/2006 regulation, interpretation 7, « Applying the restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies» was adopted, which is not expected to have a substantial effect on the Group's financial statements.

Finally, IASB has issued interpretations 8, 9 and 10 which are effective for annual periods beginning on or after 1.5.2006, 1.6.2006 and 1.11.2006 respectively and they have not been adopted, yet, by the European Union. Their application will not have a significant impact on the Group's financial statements.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The adoption by the European Union, by 31 December 2006, of new standards, interpretations or amendments issued by the International Accounting Standards Board (IASB) and their mandatory or voluntary adoption after 1 January 2006, may retrospectively affect the period that these interim financial statements present.

Income statement

2. Net interest income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Due from Banks	53,673	73,196	27,613	34,027
Securities	126,828	44,079	65,784	23,578
Loans and advances to customers	927,131	726,795	481,575	375,300
Due to Banks	(83,360)	(34,747)	(45,840)	(20,706)
Due to Customers	(156,313)	(121,028)	(81,077)	(60,448)
Debt securities in issue and other borrowed funds	(143,434)	(89,293)	(74,712)	(47,781)
Other	(27,294)	(16,175)	(18,754)	(1,512)
Total	697,231	582,827	354,589	302,458

3. Net fee and commission income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Loans	28,918	23,410	16,717	12,060
Letters of guarantee	18,133	16,977	8,757	8,506
Imports-Exports	10,271	9,507	5,199	4,782
Credit Cards	20,404	19,550	11,746	11,224
Fund transfers	41,868	39,514	21,507	21,183
Mutual Funds	33,422	24,529	16,067	12,686
Management and advisory fees	2,744	5,895	475	3,159
Other	38,420	23,992	19,085	10,530
Total	194,180	163,374	99,553	84,130

4. Dividend income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Available-for-sale shares	2,671	2,516	2,485	2,385
Total	2,671	2,516	2,485	2,385

5. Gains less losses on financial transactions

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Foreign exchange differences	18,407	7,589	5,823	4,031
Securities held for trading	(8,024)	(5,053)	(7,505)	(5,374)
Available-for-sale securities	22,686	105	9,836	(4,147)
Other financial instruments	(2,596)	1,930	(2,645)	(4,806)
Total	30,473	4,571	5,509	(10,296)

6. Other income

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Insurance activities	16,494	15,386	9,824	6,270
Hotel activities	21,512	19,402	12,616	11,598
Operating lease income	2,232	1,621	1,127	950
Sale of property, plant and equipment	1,244	785	1,094	387
Goodwill from merger with Delta Singular A.E.	-	7,695	-	7,695
Other	4,666	11,363	2,626	8,496
Total	46,148	56,252	27,287	35,396

Income from insurance activities is analyzed as follows:

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Non-life Insurance				
Premiums and other related income	48,643	46,452	25,482	21,558
Less:				
Reinsurance premiums ceded	(20,080)	(19,368)	(11,191)	(9,224)
Commissions	(2,600)	(2,490)	(1,223)	(852)
Claims from policyholders	(17,054)	(19,711)	(7,476)	(10,206)
Reinsurers' participation	6,325	7,838	3,006	4,195
Net income from non-life insurance	15,234	12,721	8,598	5,471
Life Insurance				
Premiums and other related income	33,167	31,513	17,394	12,908
Less:				
Reinsurance premiums ceded	(1,851)	(1,641)	(799)	(488)
Commissions	(5,237)	(4,747)	(2,634)	(1,998)
Claims from policyholders	(25,370)	(22,848)	(12,925)	(9,946)
Reinsurers' participation	551	388	190	323
Net income from life insurance	1,260	2,665	1,226	799
Total	16,494	15,386	9,824	6,270

7. Staff costs

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Wages and Salaries	157,196	146,653	79,667	74,189
Social Security contributions	44,267	40,559	21,454	19,123
Expenses of defined benefit plans	26,398	25,196	13,171	13,724
Other	13,834	12,878	7,869	6,187
Total	241,695	225,286	122,161	113,223

As at 30.6.2006 staff cost include the amount of € 2,582 (30.6.2005: € 1,105) referring to amortization of initial share options valuation granted to employees.

The total employees of the Group as at 30.6.2006 were 11,911 (30.6.2005: 11,623). A number of 8,365 (30.6.2005: 8,512) are employed in Greece and 3,546 (30.6.2005: 3,111) are employed abroad.

8. General administrative expenses

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Rent of buildings	14,020	12,342	7,147	6,305
Rent and maintenance of EDP equipment	11,243	9,643	6,271	4,756
EDP expenses	17,892	14,904	9,199	7,650
Marketing and advertisement expenses	17,859	12,196	10,927	7,773
Telecommunications and postage	12,818	11,470	7,093	6,234
Third party fees	15,327	12,619	8,908	7,284
Consultants fees	4,246	3,876	2,488	2,083
Contribution to Deposit Guarantee Fund	6,373	5,684	3,490	3,052
Insurance fees	4,775	5,981	3,175	2,868
Consumables	3,651	2,582	1,925	1,378
Electricity	3,631	3,208	1,825	1,689
Agency fees	4,689	2,059	2,145	1,367
Other general administrative expenses	38,168	34,153	17,682	16,208
Other taxes	17,795	15,945	9,041	8,194
Total	172,487	146,662	91,316	76,841

9. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Impairment on loans and advances	117,128	128,432	66,429	62,112
Provisions to cover credit risk relating to off balance sheet items	14,946	-	-	-
Recoveries	(1,564)	(4,216)	(819)	(3,227)
Total	130,510	124,216	65,610	58,885

10. Income tax

The tax rate, for entities, with registered office in Greece is 29% for the year 2006 (2005: 32%). For the Bank the tax rates are reduced by 5% and 10%, respectively (2006: 24% and 2005: 22%) due to the merger with Delta Singular A.E., a listed company in Athens Stock Exchange (L. 2992/2002 article 9).

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Current tax	76,122	48,714	31,531	22,442
Deferred tax	10,240	6,875	6,836	3,425
Total income tax	86,362	55,589	38,367	25,867

The difference of income tax in the comparative periods is due to the increased profit for the period 1/1-30/6/2006 and the increased tax rate of the Bank as mentioned above.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Depreciation	5,239	5,905	2,865	3,165
Loans and advances	(8,807)	(676)	(537)	687
Employee defined benefit obligations	222	(3,174)	38	(3,970)
Valuation of derivative financial instruments	6,560	(1,077)	(1,113)	7,066
Effective interest rate of financial instruments	766	1,266	736	578
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	7,084	839	4,663	(7,809)
Carry forward tax losses	(11)	(618)	425	(382)
Other temporary differences	(813)	4,410	(241)	4,090
Total	10,240	6,875	6,836	3,425

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Profit attributable to shareholders of the Bank (in € thousands)	305,865	222,104	155,199	121,407
Weighted average number of outstanding ordinary shares	395,233,162	402,064,290	394,556,726	402,042,884
Basic earnings per share (in € per share)	0.77	0.55	0.39	0.30

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.
The Bank has a single category of dilutive potential ordinary shares resulting from a share options program. For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 April to	
	30.6.2006	30.6.2005	30.6.2006	30.6.2005
Profit attributable to shareholders of the Bank (in € thousands)	305,865	222,104	155,199	121,407
Weighted average number of outstanding ordinary shares	395,233,162	402,064,290	394,556,726	402,042,884
Adjustment for share options	974,168	591,610	1,017,119	638,359
Weighted average number of outstanding ordinary shares for diluted earnings per share	396,207,330	402,655,900	395,573,845	402,681,243
Diluted earnings per share (in € per share)	0.77	0.55	0.39	0.30

Basic and diluted earnings per share, for the period from 1 January 2005 to 30 June 2005 have been restated in order to be comparative, due to free distribution of shares resulted from the capitalization of reserve on 3 May 2006, in accordance to a decision on a Ordinary General Shareholders' Meeting held on 18 April 2006.

Assets

12. Cash and balances with Central Banks

	30.6.2006	31.12.2005
Cash	256,753	305,144
Cheques receivable	59,914	53,727
Balances with Central Banks	2,573,487	1,843,511
Total	2,890,154	2,202,382
Of which mandatory deposits with Central Banks:	1,460,204	1,202,541

Cash and cash equivalents (as presented for the purposes of the cash flows statement)

	30.6.2006	31.12.2005
Cash and balances with Central Banks	1,429,950	999,841
Sale and repurchase agreements (Reverse Repos)	1,659,603	2,148,476
Short-term placements with other banks	274,002	2,517,497
Total	3,363,555	5,665,814

Cash and cash equivalents, as presented in the cash flow statement for the period from 1 January 2005 to 30 June 2005 has been restated in order to be comparative with the respective figures from 1 January 2006 to 30 June 2006, as pledged deposits with Central Banks are not included in the calculation of cash and cash equivalent.

13. Loans and advances to customers

	30.6.2006	31.12.2005
Individuals:		
Mortgages	7,778,657	6,937,685
Consumer	2,249,070	2,029,704
Credit cards	922,749	883,605
Other loans	196,208	193,181
Other receivables	48,372	189,918
Total	11,195,056	10,234,093
Companies:		
Corporate loans	18,207,673	16,728,566
Leasing	914,226	843,011
Factoring	309,285	386,600
Other receivables	273,921	112,306
Total	19,705,105	18,070,483
Insurance activities:		
Receivables from insurance and reinsurance activities	100,286	92,327
Grand total	31,000,447	28,396,903
Less: Allowance for impairment losses	(1,156,639)*	(1,040,360)
Balance	29,843,808	27,356,543

* In addition to the provision made for impairment on loans and advances, an additional provision of € 14,946 has been made during the A' semester of 2006 to cover credit risk relating to off balance sheet items. The total provision recorded to cover credit risk amounts to € 1,171,585.

The loans and advances to customers includes receivables from finance lease which are analyzed as follows:

	30.6.2006	31.12.2005
Up to 1 year	321,966	299,764
From 1 year up to 5 years	452,262	411,707
More than 5 years	390,593	331,601
	1,164,821	1,043,072
Unearned finance income	(250,595)	(200,061)
Total	914,226	843,011

The net amount from receivables of finance leases is analyzed as follows:

	30.6.2006	31.12.2005
Up to 1 year	276,110	260,462
From 1 year up to 5 years	342,216	320,666
More than 5 years	295,900	261,883
Total	914,226	843,011

Allowance for impairment losses

Balance 1.1.2005	757,951
Provisions from Jubanka acquisition	59,654
Exchange differences	530
Impairment on loans and advances (note 9)	128,432
Loans written-off during the period	(14,907)
Provisions from merger with Delta Singular A.E.	7,566
Balance 30.6.2005	939,226
Exchange differences	1,621
Impairment on loans and advances	133,265
Loans written-off during the period	(33,752)
Balance 31.12.2005	1,040,360
Unwind of discount of allowance	33,831
Exchange differences	(430)
Impairment on loans and advances (note 9)	117,128
Loans written-off during the period	(34,250)
Balance 30.6.2006	1,156,639

14. Investments in associates

	1.1-30.6.2006	1.1-31.12.2005
Opening balance	11,389	107,363
Purchases	104	837
Dividends received	(144)	(163)
Sale of Lesvos Tourist Company A.E.	(631)	-
Merger with Delta Singular A.E.	-	(96,524)
Impairment	(41)	(105)
Share of profit/ (loss)	(96)	(19)
Closing balance	10,581	11,389

The Group's investments in associates are as follows:

	Name	Country of incorporation	Ownership interest % 30.6.2006	31.12.2005
a.	Lesvos Tourist Company A.E.*	Greece	-	24.99
b.	Evisak A.E.	Greece	27.00	27.00
c.	Icap A.E.	Greece	26.96	26.96
d.	Gaiognomon A.E.	Greece	20.00	20.00
e.	Propindex A.E.**	Greece	14.72	13.82
f.	AEDEP Thessalias & Stereas Ellados ***	Greece	50.00	50.00
g.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
h.	Geosynthesis A.E.****	Greece	-	20.00

* The sale of Lesvos Tourist Company A.E. was completed during the first quarter of 2006 (note 29, paragr. c)

** Alpha Astika Akinita A.E., a subsidiary, holds ownership interest 22.58%.

*** The entity is a non-profit organization.

**** Geosynthesis was sold during the first semester of 2006 (note 29 paragr. f).

The Group's share of the profit/loss of each associate is as follows:

	Name	Equity (in thousands €)	Profit/ (loss) after tax	Total (in thousands €)	Share of profits/losses for 30.6.2006	Impairment	Total profits/(losses) 30.6.2006
a.	Evisak A.E.	2,950	35	2,985	9	(41)	(32)
b.	Icap A.E.	18,256	866	19,122	230	-	230
c.	Gaiognomon A.E.	1,224	-	1,224	-	-	-
d.	Propindex A.E.	61	(6)	55	(1)	-	(1)
e.	AEDEP Thessallias & Stereas Ellados	147	-	147	-	-	-
f.	A.L.C. Novelle Investments Ltd	14,480	(998)	13,482	(334)	-	(334)
	Total	37,118	(103)	37,015	(96)	(41)	(137)

15. Investment property

	Land and buildings
Balance 1.1.2005	
Cost	30,309
Accumulated depreciation	(2,950)
Net Book Value 1.1.2005	27,359
1.1.2005-30.6.2005	
Net Book Value 1.1.2005	27,359
Foreign exchange differences	6
Additions	56
Additions from merger with Delta Singular A.E. (net book value)	33,606
Additions from companies consolidated for first time in A' semester (net book value)	467
Reclassification from "property, plant and equipment"	2,501
Depreciation charge for the period	(352)
Net Book Value 30.6.2005	63,643
Balance 30.6.2005	
Cost	70,778
Accumulated depreciation	(7,135)

	Land and buildings
1.7.2005-31.12.2005	
Net Book Value 1.7.2005	63,643
Foreign exchange differences	(445)
Foreign exchange differences from companies consolidated for first time in current fiscal year	(24)
Additions	24
Disposals	(6)
a) Cost	(6)
b) Accumulated depreciation	-
Reclassification to "non current assets held for sale"	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Reclassification from "property, plant and equipment"	18
Depreciation charge for the period	(197)
Net Book Value 31.12.2005	29,550
Balance 31.12.2005	
Cost	33,061
Accumulated depreciation	(3,511)
1.1.2006-30.6.2006	
Net Book Value 1.1.2006	29,550
Additions	3
Reclassification to "property, plant and equipment"	(1,605)
a) Cost	(1,605)
b) Accumulated depreciation	-
Reclassification from "property, plant and equipment"	730
a) Cost	909
b) Accumulated depreciation	(179)
Depreciation charge for the period	(187)
Net Book Value 30.6.2006	28,491
Balance 30.6.2006	
Cost	32,368
Accumulated depreciation	(3,877)

16. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2005				
Cost	1,050,081	10,219	301,509	1,361,809
Accumulated Depreciation	(197,739)	(8,699)	(238,604)	(445,042)
Net Book Value at 1.1.2005	852,342	1,520	62,905	916,767
1.1.2005-30.6.2005				
Net Book Value 1.1.2005	852,342	1,520	62,905	916,767
Additions	5,088	180	14,472	19,740
Additions from merger with Delta Singular A.E. (net book value)	-	530	191	721
Additions from companies consolidated for first time in A' semester (net book value)	26,840	-	6,651	33,491
Foreign exchange differences	686	56	905	1,647
Disposals	(445)	-	(79)	(524)
a) Cost	(1,106)	-	(3,375)	(4,481)
b) Accumulated depreciation	661	-	3,296	3,957
Reclassification to "Investment property"	(2,501)	-	-	(2,501)
Reclassification from "non-current assets held for sale"	1,373	-	-	1,373
Depreciation charge for the period	(10,050)	(172)	(12,149)	(22,371)
Net Book Value 30.6.2005	873,333	2,114	72,896	948,343
Balance 30.6.2005				
Cost	1,084,641	11,282	330,518	1,426,441
Accumulated depreciation	(211,308)	(9,168)	(257,622)	(478,098)
1.7.2005-31.12.2005				
Net book value 1.7.2005	873,333	2,114	72,896	948,343
Additions	7,318	164	10,586	18,068
Foreign exchange differences	1,502	38	(230)	1,310
Foreign exchange differences from companies consolidated for first time in current fiscal year	(490)	-	-	(490)
Additions from companies consolidated for first time in current fiscal year (net book value)	-	-	1,246	1,246
Disposals	(7,503)	-	(1,045)	(8,548)
a) Cost	(10,584)	(130)	(7,470)	(18,184)
b) Accumulated depreciations	3,081	130	6,425	9,636
Reclassification from "non current assets held-for-sale"	330	-	-	330
Reclassification from "land and buildings" and "leased equipment" to "equipment"	(5)	-	5	-
a) Cost	(319)	(7,996)	8,315	-
b) Accumulated depreciation	314	7,996	(8,310)	-
Reclassification to "non current assets held-for-sale (Alpha Insurance Romania S.A.)"	-	-	(28)	(28)
a) Cost	-	-	(146)	(146)
b) Accumulated depreciation	-	-	118	118
Reclassification to "Investment property"	(18)	-	-	(18)
Depreciation charge for the period	(10,091)	(409)	(11,740)	(22,240)
Net book value 31.12.2005	864,376	1,907	71,690	937,973
Balance 31.12.2005				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2006-30.6.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Foreign exchange differences	(437)	48	811	422
Additions	11,327	151	14,300	25,778
Disposals	(1,406)	-	(576)	(1,982)
a) Cost	(1,829)	-	(2,827)	(4,656)
b) Accumulated depreciation	423	-	2,251	2,674
Reclassification to "land and buildings" from "investment property"	1,605	-	-	1,605
a) Cost	1,605	-	-	1,605
b) Accumulated depreciation	-	-	-	-
Reclassification from "land and buildings" to "investment property"	(730)	-	-	(730)
a) Cost	(909)	-	-	(909)
b) Accumulated depreciation	179	-	-	179
Reclassification from "leased equipment" to "equipment"	-	-	-	-
a) Cost	-	(68)	68	-
b) Accumulated depreciation	-	68	(68)	-
Depreciation charge for the period	(9,938)	(268)	(11,615)	(21,821)
Net book value 30.6.2006	864,797	1,838	74,610	941,245
Balance 30.6.2006				
Cost	1,086,255	3,489	355,164	1,444,908
Accumulated depreciation	(221,458)	(1,651)	(280,554)	(503,663)

17. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2005				
Cost	-	-	108,799	108,799
Accumulated Amortization	-	-	(77,938)	(77,938)
Net Book Value 1.1.2005	-	-	30,861	30,861
1.1.2005-30.6.2005				
Net Book Value 1.1.2005	-	-	30,861	30,861
Foreign exchange differences	-	55	136	191
Additions	-	-	5,580	5,580
Additions from merger with Delta Singular A.E. (net book value)	-	-	239	239
Additions from companies consolidated for first time in A' semester (net book value)	57,670	18,572	10	76,252
Disposals	-	-	(5)	(5)
a) Cost	-	-	(6)	(6)
b) Accumulated amortization	-	-	1	1
Amortization charge for the period	-	(1,521)	(7,148)	(8,669)
Net Book Value 30.6.2005	57,670	17,106	29,673	104,449
Balance 30.6.2005				
Cost	57,670	18,615	116,360	192,645
Accumulated Amortization	-	(1,509)	(86,687)	(88,196)
1.7.2005-31.12.2005				
Net Book Value 1.7.2005	57,670	17,106	29,673	104,449
Foreign exchange differences	(3,648)	(1,154)	(431)	(5,233)
Additions	-	-	16,021	16,021
Additions from companies consolidated for first time in fiscal year 2005	-	-	908	908
a) Cost	-	-	908	908
b) Foreign exchange differences	-	-	-	-
Disposals	-	-	(8)	(8)
a) Cost	-	-	(1,294)	(1,294)
b) Accumulated amortization	-	-	1,286	1,286
Reclassification to "non current assets held for sale" (Alpha Insurance Romania S.A.)	-	-	(42)	(42)
a) Cost	-	-	(168)	(168)
b) Accumulated amortization	-	-	126	126
Amortization charge for the period	-	(1,574)	(7,085)	(8,659)
Net book value 31.12.2005	54,022	14,378	39,036	107,436
Balance 31.12.2005				
Cost	54,022	17,392	130,227	201,641
Accumulated Amortization	-	(3,014)	(91,191)	(94,205)

	Goodwill	Other intangible	Software	Total
1.1.2006-30.6.2006				
Net Book Value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	215	25	282	522
Additions	-	-	8,834	8,834
Disposals	-	-	-	-
a) Cost	-	-	(39)	(39)
b) Accumulated amortization	-	-	39	39
Amortization charge for the period	-	(1,619)	(7,984)	(9,603)
Net Book Value 30.6.2006	54,237	12,784	40,168	107,189
Balance 30.6.2006				
Cost	54,237	17,463	140,165	211,865
Accumulated Amortization	-	(4,679)	(99,997)	(104,676)

18. Deferred tax assets and liabilities

	From 1 January to	
	30.6.2006	31.12.2005
Deferred tax assets	254,986	202,519
Deferred tax liabilities	(86,542)	(23,857)
Total	168,444	178,662

		1.1.2005-30.6.2005					
		Recognition in					
		Income statement			Equity		
	Balance 1.1.2005	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 30.6.2005
Depreciation	40,530	(1,978)	-	(5,905)	40	-	32,687
Loans and advances	4,592	2,043	1,355	(679)	-	-	7,311
Valuation of derivative financial instruments	429	-	1,077	-	-	-	1,506
Retained earnings	6,515	2,256	618	-	-	(360)	9,029
Other provisions	3,516	(13)	-	(4,410)	-	(114)	(1,021)
Effective interest rate of financial instruments	12,267	-	-	(1,266)	-	-	11,001
Employee defined benefit obligations	128,851	(14)	3,174	-	22	-	132,033
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(425)	-	-	(839)	3	-	(1,261)
Total	196,275	2,294	6,224	(13,099)	65	(474)	191,285

	1.7.2005-31.12.2005						
		Recognition in					
		Income statement			Equity		
	Balance 1.7.2005	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	32,687	-	-	(7,303)	-	(285)	25,099
Loans and advances	7,311	-	1,421	(2,127)	-	(4,374)	2,231
Valuation of derivative financial instruments	1,506	-	3,420	-	-	-	4,926
Retained earnings	9,029	-	-	(123)	-	(591)	8,315
Other provisions	(1,021)	-	1,292	-	1,216	(72)	1,415
Effective interest rate of financial instruments	11,001	-	-	(1,394)	-	-	9,607
Employee defined benefit obligations	132,033	-	-	(210)	-	(14)	131,809
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(1,261)	-	-	(3,476)	-	(3)	(4,740)
Total	191,285	-	6,133	(14,633)	1,216	(5,339)	178,662

	1.1.2006-30.6.2006						
		Recognition in					
		Income statement			Equity		
	Balance 1.1.2006	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 30.6.2006
Depreciation	25,099	-	-	(5,239)	21	-	19,881
Loans and advances	2,231	-	22,718	(13,911)	-	-	11,038
Valuation of derivative financial instruments	4,926	-	-	(6,560)	-	-	(1,634)
Retained earnings	8,315	-	11	-	-	(17)	8,309
Other provisions	1,415	-	839	(26)	-	(142)	2,086
Effective interest rate of financial instruments	9,607	-	-	(766)	-	-	8,841
Employee defined benefit obligations	131,809	-	-	(222)	160	-	131,747
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,740)	-	-	(7,084)	-	-	(11,824)
Total	178,662	-	23,568	(33,808)	181	(159)	168,444

19. Non-current assets held for sale

a) Property, plant and equipment

	Land-buildings	Office equipment	Total
1.1.2005-30.6.2005			
Balance 1.1.2005	32,084	617	32,701
Additions	949	-	949
Additions from merger with Delta Singular A.E.	21,175	-	21,175
Disposals	(1,546)	-	(1,546)
Reclassification to "property, plant and equipment"	(1,373)	-	(1,373)
Balance 30.6.2005	51,289	617	51,906
1.7.2005-31.12.2005			
Balance 1.7.2005	51,289	617	51,906
Additions	8,059	20	8,079
Additions from companies consolidated for first time in current fiscal year	11	-	11
Disposals	(4,488)	(52)	(4,540)
Reclassification to "property, plant and equipment"	(330)	-	(330)
Reclassification from "investment property"	33,463	-	33,463
Balance 31.12.2005	88,004	585	88,589
1.1.2006-30.6.2006			
Balance 1.1.2006	88,004	585	88,589
Additions	3,673	240	3,913
Disposals	(1,378)	(236)	(1,614)
Balance 30.6.2006	90,299	589	90,888

b. Participations

Balance 31.12.2005	3,481
1.1.2006-30.6.2006	
Balance 1.1.2006	3,481
Disposals	(3,481)
Balance 30.6.2006	-

Disposal of € 3,481 concerns the sale of Alpha Insurance Romania S.A. (note 29, paragraph b).

Liabilities

20. Due to customers

	30.6.2006	31.12.2005
- Current accounts	5,912,326	5,628,485
- Saving accounts	9,592,655	9,731,063
- Term deposits	5,993,909	5,387,767
- Sale and repurchase agreements (Repos)	540,062	712,617
	22,038,952	21,459,932
Cheques payable	203,777	184,872
Total	22,242,729	21,644,804

21. Debt securities in issue and other borrowed funds

The Group to effectively fund its activities has significantly broadened its funding sources so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Group has issued:

i) Senior debt securities

ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.

Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

Senior debt

	30.6.2006	31.12.2005
Euro due 2006	1,011,757	2,519,937
Euro due 2007 with 1st call option in 2006	-	7,126
Euro due 2007	905,818	901,444
HKD 100 million due 2007	10,234	11,027
Euro due 2008	507,358	507,260
Euro due 2008 with 1st call option in 2006	7,370	8,052
Euro due 2009	1,432,356	710,405
Euro due 2009 with 1st call option in 2007	38,783	-
CZK 1.500 million due 2009	52,648	51,511
US $ 11 million due 2009 with 1st call option in 2006	8,360	8,960
US $ 5 million due 2009 with 1st call option in 2006	3,676	4,027
HKD 50 million due 2009	5,113	5,497
Euro due 2010	1,125,000	924,947
Euro due 2010 with 1st call option in 2006	36,815	56,600
Euro due 2010 with 1st call option in 2007	2,502,395	2,502,060

	30.6.2006	31.12.2005
US $ 7 million due 2010 with 1st call option in 2006	4,537	5,366
US $ 50 million due 2010 with 1st call option in 2007	39,476	42,521
Euro due 2011	231,511	15,439
CZK 700 million due 2011	24,444	-
Euro due 2011 with 1st call option in 2006	21,970	22,843
Euro due 2011 with 1st call option in 2008	2,502,012	-
Euro due 2012	315,260	316,104
Euro due 2012 with 1st call option in 2006	54,879	9,353
Euro due 2013	318,923	19,341
Euro due 2015	11,773	12,360
Euro due 2016	2,214	-
Euro due 2021	80,388	-
Senior debt total	11,255,070	8,662,180
Securities held by the Group	(1,233,792)	(485,309)
Total	10,021,278	8,176,871

The majority of senior debt securities bear a Euribor floating rate with a margin between -10 and +35 basis points which is connected with bond's start date and maturity date.

Subordinated debt

Euro due 2012 with 1st call option in 2007	325,665	325,817
Euro due 2013 with 1st call option in 2008	351,709	351,570
Euro due 2014 with 1st call option in 2009	201,321	201,115
JPY 30 billion with 1st call option in 2015	184,675	203,706
Total	1,063,370	1,082,208
Securities held by the Group	(62,536)	(66,453)
Subordinated debt total	1,000,834	1,015,755
Grand Total	11,022,112	9,192,626

Subordinated debt securities, due in 2012, carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed the spread increases to 195 up to 220 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first option to redeem in 2015, carrying a fixed rate of 2.94%.

Equity

22. Share capital, Retained earnings and Treasury shares

a. Share capital increase

Bank's shareholders Ordinary General Meeting on 18.4.2006 approved the share capital increase at the amount of € 133,954 with issuance of 116,481,444 shares of nominal value € 3.90 each at a ratio of 4 new for 10, through the capitalization of retained earnings at an amount of € 133,954 and the decrease of nominal value of each share from € 5.00 to € 3.90.

After the above increase Bank's share capital amounts to € 1,589,972 divided to 407.685.052 shares.

The share capital increase has been approved by the Ministry of Development Decision No K2-6543/3.5.2006.

b. Retained earnings

On May 2, 2006 dividends of a total amount of € 237,556, were distributed (€ 0.84 per share), for the financial year 2005.

c. Treasury shares

Treasury shares refer to Alpha Bank shares, held by the Bank and the subsidiaries are analyzed as follows:

Alpha Bank	No of shares	Cost €	Ownership interest %
Balance 1.1.2006	8,398,426	188,127	
Free shares (4/10)	3,359,370	-	
Purchases	4,640,277	89,484	
Balance 30.6.2006	**16,398,073**	**277,611**	**4.02%**

Subsidiaries	No of shares	Cost €	Ownership interest %
Balance 1.1.2006	7,200	189	
Free shares (4/10)	2,880	-	
Balance 30.6.2006	**10,080**	**189**	
Total	**16,408,153**	**277,800**	**4.02%**

23. Hybrid Securities

Alpha Group Jersey a wholly owned subsidiary of the Bank issued hybrid securities as follows:

On 5 December 2002 amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.

They are perpetual securities and may be redeemed after the expiration of 10 years. preferred securities give the issuer the right of no preferred dividend payment if the Bank does not pay any dividend to common shareholders. They carry interest at the 3-month Euribor plus a margin of 265b.p. If redemption option is not exercised the margin is increased by 132.5b.p. reaching 397.5b.p in total. The preferred securities are listed on the Luxembourg Stock Exchange.

On 5 December 2003 amount of € 100 million preferred securities with the same characteristics as those issued on 5 December 2002.

On 18 February 2005 amount of € 600 million preferred Securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue mentioned above is amounted to €12 million. Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	30.6.2006	31.12.2005
Perpetual with 1st call option in 2012	300,000	300,000
Perpetual with 1st call option in 2015	588,000	588,000
Total	888,000	888,000
Securities held from Group companies	(47,290)	(43,054)
Total	840,710	844,946

Additional Information

24. Contingent liabilities and commitments

a) *Legal issues*

The Bank in the ordinary course of business is a dependent in claims from customers and other legal actions. No provision has been recorded because after consolidation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax issues*

The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. A tax audit is in process by the tax authorities for the years from 2003 up to 2005 and is expected to be finalized at the end of the current year. The other companies of the Group have been audited by the tax authorities up to the year ended 31 December 2000. Tax audits are currently in process in Alpha Leasing A.E. for the years from 2001 up to 2004 and in Alpha Astika Akinita A.E. for the years from 2000 up to 2004.

Additional taxes and penalties may be imposed for the unaudited years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	30.6.2006	31.12.2005
Less than one year	29,416	25,396
Between one and five years	79,292	73,101
More than five years	59,619	46,567
Total	168,327	145,064

The minimum future lease revenues are as follows:

	30.6.2006	31.12.2005
Less than one year	7,061	4,149
Between one and five years	26,635	15,613
More than five years	16,058	12,864
Total	49,754	32,626

d) *Off balance sheet liabilities*

	30.6.2006	31.12.2005
Letters of credit	227,121	234,470
Letters of guarantee	4,296,624	3,749,766
Approved loan agreements and credit limits	12,920,532	12,232,183
Total	17,444,277	16,216,419

e) *Assets pledged*

	30.6.2006	31.12.2005
Securities linked to reverse repos	-	420,000
Investment securities	585,000	165,000
Total	585,000	585,000

From the investment securities portfolio an amount of € 80,000 is pledged for capital withdrawal and an amount of € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as margin account insurance. The remaining securities are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

25. Group consolidated companies

The Group's subsidiaries and joint ventures that are consolidated are as follows:

a. *Subsidiaries*

Name	Country of Incorporation	Group's ownership interest %	
		30.6.2006	31.12.2005
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	Fyrom	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank AD Beograd (ex Jubanka AD Beograd)	Serbia	99.99	99.99
Leasing companies			
1. Alpha Leasing A.E.	Greece	99.64	99.61
2. Alpha Leasing Romania S.A.	Romania	99.93	99.92
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance Ltd	Cyprus	100.00	100.00
5. Alpha Asset Finance C.I. Ltd.	Jersey	100.00	100.00
Investment banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	USA	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Advisory Romania SRL	Romania	99.98	99.98
5. Alpha Ventures	Greece	100.00	100.00
6. Alpha Equity Fund *	Greece	-	100.00
7. Alpha AEF European Capital Investments	Holland	100.00	100.00
Asset management			
1. Alpha Mutual Fund Management A.E.	Greece	100.00	100.00
2. Alpha Asset Management AEPEY	Greece	100.00	100.00
3. Alpha Private Investment Services A.E.	Greece	100.00	100.00
4. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	99.57	99.56
2. Alpha Insurance Romania S.A. **	Romania	-	99.92
3. Alpha Insurance Agents A.E.	Greece	100.00	100.00
4. Alpha Insurance Ltd Cyprus	Cyprus	99.92	99.92
5. Alpha Insurance Brokers S.R.L ***	Romania	99.91	-
Other companies			
1. Alpha Astika Akinita A.E.	Greece	65.16	61.21
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Ionian Hotel Enterprises A.E.	Greece	92.53	90.28
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Oceanos A.T.O.E.E.	Greece	100.00	100.00
6. Alpha Credit Group Plc	United Kingdom	100.00	100.00
7. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8. Alpha Trustees Ltd	Cyprus	100.00	100.00
9. Messana Holdings S.A.	Luxembourg	100.00	100.00
10. Flagbright Ltd	United Kingdom	100.00	100.00
11. Kafe Mazi A.E.	Greece	100.00	100.00
12. Evremathea A.E.	Greece	100.00	100.00

b. Joint Ventures

Name	Country of Incorporation	Group's ownership interest % 30.6.2006	31.12.2005
1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	60.10	60.10

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

* Alpha Equity Fund has been merged through absorption by subsidiary Alpha Ventures (note 29, paragraph d).

** The sale of Alpha Insurance Romania S.A. was completed during the first quarter of 2006 (note 29 paragraph b).

*** Alpha Insurance Brokers S.R.L. was established by Alpha Bank Romania S.A. for brokerage insurance services and was consolidated for first time in first semester 2006.

The subsidiary Jubanka AD Beograd was re-named on 1.6.2006 to Alpha Bank AD Beograd (note 29, paragraph e).

The Group in the current quarter hedges the net investment risk in its subsidiaries Alpha Bank London and Alpha Bank Ltd. through the use of the FX swaps and interbank loans in the functional currency of the above subsidiaries.

26. Segment reporting

Analysis by sector

(Millions of Euro)

30.6.2006	Group	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	697.2	439.4	135.3	10.3	29.4	81.9	0.9
Commission	194.2	61.7	41.7	45.3	24.7	24.1	(3.3)
Other income	79.1	4.6	1.0	19.0	5.8	13.4	35.3
Total income	970.5	505.7	178.0	74.6	59.9	119.4	32.9
Expenses	(446.6)	(242.4)	(49.1)	(42)	(19.9)	(72.9)	(20.3)
Impairment	(130.5)	(77.3)	(40.8)	(0.6)	-	(11.8)	-
Profit before tax	393.4	186.0	88.1	32.0	40.0	34.7	12.6

30.6.2005	Group	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	582.8	353.5	132.0	11.2	19.3	66.1	0.7
Commission	163.4	53.8	43.7	36.3	12.8	20.4	(3.6)
Other income	62.2	4.8	1.7	16.3	(4.8)	13.4	30.8
Total income	808.4	412.1	177.4	63.8	27.3	99.9	27.9
Expenses	(404.6)	(222.2)	(47.4)	(39.3)	(15.9)	(62.3)	(17.5)
Impairment	(124.2)	(64.9)	(53.3)	3.2	-	(9.2)	-
Profit before tax	279.6	125.0	76.7	27.7	11.4	28.4	10.4

i. Retail banking
Includes all individuals (retail banking customers) of the Group, professionals, small and very small companies.

The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letters of guarantee) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Group offers working capital facilities, corporate loans, and letters of guarantee.

In this sector are also included the leasing products which are offered through the subsidiary company Alpha Leasing and factoring services to third parties through the subsidiary company ABC Factors.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking, the subsidiary company Alpha Asset Management and also the mutual fund company Alpha AEDAK.
Also, is offered a wide range of insurance products to individuals and companies through the subsidiary company Alpha Insurance.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized subsidiaries with activities on the above products (Alpha Finance, Alpha Venture capital). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other
This segment consist of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

27. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	(Millions of Euro)	
	30.6.2006	**31.12.2005**
Risk-weighted assets from credit risk	30,143	27,447
Risk-weighted assets from market risk	801	792
Total risk-weighted assets	30,944	28,239
Upper Tier I capital	2,238	2,210
Tier I capital	2,973	2,950
Total Tier I + Tier II capital	3,857	3,821
Upper Tier I ratio	7.2%	7.8%
Tier I ratio	9.6%	10.4%
Capital adequacy ratio (Tier I + Tier II)	**12.5%**	**13.5%**

28. Related-party transactions

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	30.6.2006	31.12.2005
Loans	2,616	5,628
Deposits	15,756	14,854
Letters of guarantee	147	145

b. The outstanding balances with associates and the related results of these transactions are as follows:

	30.6.2006	31.12.2005
Assets		
Loans and advances to customers	978	1,390
Liabilities		
Due to customers	875	639
Letters of guarantee	2,567	1,353

	From 1 January up to	
	30.6.2006	30.6.2005
Income		
Interest and similar income	51	56
General administrative revenue	17	12
Other income	223	-
Total	291	68
Expenses		
Interest and similar charges	3	3
General administrative expenses	320	-
Total	323	3

c. The Group companies Board of Directors' fees for the first semester amount to € 3,814 (30.6.2005: € 2,110). The increase is due to modifications made in Bank's Board of Directors as at 23 February 2005 and the placement of two new Executive General Managers.

29. Mergers and disposals of subsidiaries and associates

a) On 1 February 2006 the Bank transferred 2,178,000 shares of Alpha Private Investment Services AEPEY representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd at an amount of €3.4 million. This transfer was made in accordance to the Group's reorganization and did not have any affect on the Group's results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 at an amount of € 2.6 million. The sales agreement was signed on 11 October 2005. Group's ownership interest in the company amounted to € 2.2 million. The result from the sale of Alpha Insurance Romania S.A. shares amounted to € 0.4 million.

c) On 24 February 2006 the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, making a profit of € 1.4 million. The Company was consolidated under the equity method.

d) The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund by Alpha Ventures, which is also a subsidiary, became effective on 31 May 2006, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. In company's new share capital derived from the above merger the Bank has 100% direct and indirect ownership interest.

e) On 31 May 2006 was completed the merger by absorption of Bank's Belgrade branch by Jubanka a.d. Beograd, Bank's new acquisition in 2005, which was re-named on 1 June 2006 to Alpha Bank A.D. Beograd. As a result of the above mentioned merger the Bank's participation in Alpha Bank A.D. Beograd increased by € 22,928 thousand.

f) On 14 June 2006 was completed the sale of Geosynthesis A.E. representing 20% of company's share capital for € 13.8 thousand. The Bank made a profit of € 13.8 thousand.

30. Events after the balance sheet date

a) The Bank, based on decisions of the Ordinary General Shareholders Meetings held in prior years, had until 31 December 2005 acquired 8,398,426 treasury shares which represent 2.88% of its share capital.
According to Ordinary General Shareholders meeting held on 18 April 2006 the Bank may proceed, until 17.4.2007, to the purchase of up to 3% of its total outstanding paid-in share capital.

The Board of Directors, at its meeting on 18 July 2006, decided the termination as of 20 July 2006 of the current share buyback period, for the period 22 May 2006 up to 20 October 2006, and the initiation of a new time period from 21 July 2006 to 17 April 2007, for the purchase of up to 6,230,552 treasury shares at the lower and upper limit share purchase price of €3.90 and €26.00 per share respectively.

According to the approved by the Ordinary General Shareholders Meeting, held on 18 April 2006, purchase plan of treasury shares for 2006, the Bank has purchased 1,359,723 shares with cost of €25,800 (€18.97 per share), during the period from 3 July 2006 to 20 July 2006.

The total of treasury shares purchased on 20 July 2006 was 17,767,876 shares or 4.36% of the issued share capital.

b) The procedure of finding prospective buyers of the Rhodes Hilton Hotel of Ionian Hotel Enterprises A.E. is still in progress.

c) On 30 December 2005 the Board of Directors of Alpha Mutual Funds AEDAK and Alpha Assets Management AEPEY decided to start the process of merging the two companies, by absorption of the second by the first, with a balance sheet date of 31 December 2005. Both companies are wholly owned subsidiaries of the Bank. The merger is expected to be completed during 2006.

Athens, 27 July 2006

CHAIRMAN	MANAGING DIRECTOR	EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS A.Δ.T. X 661480	DEMITRIOS P. MANTZOUNIS A.Δ.T. I 166670	MARINOS S. YANNOPOULOS A.Δ.T. N 308546	GEORGIOS N. KONTOS A.Δ.T. Ξ 347245